As filed with the Securities and Exchange Commission on June 25, 2004.

Registration No. 333-114924

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

NORCRAFT COMPANIES, L.P.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2434	36-4231718
(State or other jurisdiction of incorporation of organization)	(Primary Standard Industrial Classification Code Number of Registrant and each Co-Registrant)	(I.R.S. Employer Identification No.)

NORCRAFT FINANCE CORP.

(Exact Name of Co-Registrant as Specified in its Charter)

Delaware	2434	75-3132728
(State or other jurisdiction of incorporation of organization)	(Primary Standard Industrial Classification Code Number of Registrant and each Co-Registrant)	(I.R.S. Employer Identification No.)
Nova Scotia	Norcraft Canada Corporation	98-0412026

3020 Denmark Avenue

Suite 100

Eagan, Minnesota 55121

(800) 297-0661

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants’ Principal Executive Offices)

Leigh Ginter

Chief Financial Officer

Norcraft Companies, L.P.

3020 Denmark Avenue

Suite 100

Eagan, Minnesota 55121

(800) 297-0661

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with a copy to:

Joel F. Freedman

Ropes & Gray LLP

One International Place

Boston, MA 02110-2624

(617) 951-7000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
9% Senior Subordinated Notes due 2011	$150,000,000	100%	$150,000,000	$19,005
Guarantee of 9% Senior Subordinate Notes due 2011(3)	N/A	N/A	N/A	N/A

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Previously paid.
(3)	Norcraft Canada Corporation, the subsidiary co-registrant, will guarantee, on an unconditional basis, the obligations of Norcraft Companies, L.P. and Norcraft Finance Corp. under the 9% Senior Subordinated Notes due 2011. Pursuant to Rule 457(n) under the Securities Act, no additional registration fee is being paid in respect of the guarantee. The guarantee does not trade separately from the notes.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2004

PROSPECTUS

NORCRAFT COMPANIES, L.P.

NORCRAFT FINANCE CORP.

Offer to Exchange

$150,000,000 principal amount of our outstanding 9% Senior Subordinated Notes due 2011 for new 9% Senior Subordinated Notes due 2011

We are offering to exchange our 9% Senior Subordinated Notes due 2011, or the exchange notes, for our currently outstanding 9% Senior Notes due 2011, or the outstanding notes. The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, are not subject to transfer restrictions and are not entitled to certain registration rights relating to the outstanding notes. The exchange notes will represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture. We also hereby offering the subsidiary guarantees of the exchange notes described herein.

The exchange notes will be our senior unsecured obligations, ranking equal in right of payment with all of our existing and future senior unsecured obligations.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on, , 2004, unless extended. We do not currently intend to extend the expiration date of the exchange offer.

•	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

•	We will not receive any proceeds from the exchange offer. We will pay all expenses incurred by us in connection with the exchange offer and the issuance of the exchange notes.

You should consider carefully the risk factors beginning on page 11 of this prospectus before participating in the exchange offer.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                 , 2004.

[Inside Front Cover]

Table of Contents

PROSPECTUS SUMMARY

The following summary should be read in conjunction with the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. Unless the context indicates or otherwise requires, the terms “our company,” “we,” “us” and “our” refer to Norcraft Companies, L.P. and its consolidated subsidiaries and the terms “Holdings” and “our parent” refer to the owner of 100% of our equity interests, Norcraft Holdings, L.P. Norcraft Companies, L.P. became a wholly owned subsidiary of Holdings on October 21, 2003. Unless otherwise noted, references to “pro forma” and other financial terms have the meanings set forth under “Summary Historical and Pro Forma Financial Information.”

Our Company

We are a leader in manufacturing, assembling and finishing kitchen and bathroom cabinetry in the United States. We provide our customers with a single source for a broad range of high-quality cabinetry, including stock, semi-custom and custom cabinets. Our products are manufactured in both framed and frameless, or full access, construction. We market our products through four brands: Mid Continent Cabinetry® , UltraCraft®, StarMark® and Fieldstone®. Each of these brands represents a distinct line of cabinetry and has been in operation for over 18 years, with Mid Continent, our original brand, having been established in 1966. We believe each brand is well recognized and highly respected throughout the industry for its attractive style, flexibility, quality and value.

Our History

We were founded as Marshall Millworks, Inc. in 1966 as a single millwork manufacturing facility located in Marshall, Minnesota. For the next 32 years, Marshall Millworks sold its products under the Mid Continent brand and grew organically, adding capacity as needed to support growth. Marshall Millworks subsequently changed its name to Norcraft Companies, Inc. and, in 1998, Norcraft Companies, L.L.C. was formed and acquired the operating business of Norcraft Companies, Inc. In June 2000, we acquired the assets of The UltraCraft Company, located in Liberty, North Carolina, in order to expand our product offering and customer base through the addition of a semi-custom full access cabinetry line. To further expand the breadth of our product offering, market presence and manufacturing capabilities, we acquired the StarMark and Fieldstone brands with the acquisition of the assets of StarMark, Inc., located in Sioux Falls, South Dakota, in March 2002.

The Acquisition

Norcraft Holdings, L.L.C., a new entity formed at the direction of SKM Equity Fund III, L.P., Trimaran Fund II, L.L.C. and Mark Buller and his relatives, entered into an acquisition agreement, dated as of August 29, 2003 with our then existing unitholders pursuant to which Norcraft Holdings, L.L.C. agreed to purchase 100% of our outstanding membership units. Norcraft Holdings, L.L.C. converted to a Delaware limited partnership and is now Norcraft Holdings, L.P. The acquisition agreement was consummated on October 21, 2003.

An investor group led by SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C., contributed an aggregate of approximately $113.9 million in cash to our parent in return for limited partnership units. Mark Buller and his relatives, directly and indirectly, contributed an aggregate of $15.5 million to our parent in return for limited partnership units, which $15.5 million investment consisted of approximately $12.7 million in cash and the contribution of 100% of the outstanding equity interests of Norcraft Canada Corporation, a Nova Scotia unlimited liability company, which is the owner of a new manufacturing facility in Winnipeg, Canada. Norcraft Canada Corporation became our wholly owned subsidiary. In addition, the members of our senior management team exchanged a majority of their membership units in Norcraft Companies, L.L.C. for limited partnership units of our parent and further, forgave cash bonuses relating to the Acquisition payable after the closing in consideration for the right to receive additional limited partnership units of our parent in the future.

On October 21, 2003 we converted to a Delaware limited partnership. Our general partner and the general partner of Norcraft Holdings, L.P. is Norcraft GP, L.L.C., a Delaware limited liability company whose members are investors controlled by SKM Equity Fund III, L.P., Trimaran Fund II, L.L.C. and Mark Buller and his relatives. We refer to the unit purchase and the related transactions and financings, as the “Acquisition.” For a description of these transactions, see “The Acquisition” and “Certain Relationships and Related Transactions.”

Our principal executive offices are located at 3020 Denmark Avenue, Suite 100, Eagan, Minnesota 55121. Our telephone number is 651-234-3300 and our website can be found at www.norcraftcompanies.com. Information on our website is deemed not to be a part of this prospectus.

THE OFFERING OF THE OUTSTANDING NOTES

On October 21, 2003, Norcraft Companies, L.P. and Norcraft Finance Corp. completed an offering of $150.0 million in aggregate principal amount of 9% senior subordinated notes due 2011, which was exempt from registration under the Securities Act.

Outstanding Notes

Norcraft Companies, L.P. and Norcraft Finance Corp. sold the outstanding notes to UBS Securities LLC and Wachovia Capital Markets, LLC, who we collectively refer to as the initial purchasers, on October 21, 2003. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Registration Rights Agreement

In connection with the sale of the outstanding notes, Norcraft Companies, L.P., Norcraft Finance Corp. and the subsidiary of Norcraft Companies, L.P. who guaranteed the obligations under the outstanding notes, who we refer to as the subsidiary guarantor, entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, we agreed to:

•	file a registration statement with respect to an offer to exchange the outstanding notes for the exchange notes within 210 days of the date on which the outstanding notes were purchased by the initial purchasers.

•	cause the registration statement to be declared effective prior to 270 days after the initial purchase date,

•	consummate the exchange offer within 310 days after the initial purchase date and

•	file a shelf registration statement to cover resales of the outstanding notes if we cannot effect an exchange offer and under certain other circumstances.

If we and the subsidiary guarantor fail to meet any of these requirements, it will constitute a default under the registration rights agreement and we and the subsidiary guarantor must pay additional interest on the notes of up to 0.25% per annum for the first 90-day period after any such default. This interest rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the registration rights granted under the registration rights agreement, which registration rights terminate upon completion of the exchange offer.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

We sold the outstanding notes to initial purchasers. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

The following is a brief summary of the material terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete description of the exchange offer, see “The Exchange Offer.”

Securities Offered	$150,000,000 in aggregate principal amount of 9% senior subordinated notes due 2011.

Exchange Offer

The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on                 , 2004. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	The exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

•	The exchange notes bear a different CUSIP number than the outstanding notes; and

•	The holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

Resale

Based on an interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you have not participated in, do not intend to participate in, and have no arrangement or understanding with any person to participate in the distribution of exchange notes; and

•	you are not an “affiliate” of Norcraft Companies, L.P. within the meaning of Rule 405 of the Securities Act.

Each participating broker-dealer that receives exchange notes for its own account during the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned “Plan of Distribution.” Any holder of outstanding notes who:

•	is an affiliate of Norcraft Companies, L.P.,

•	does not acquire exchange notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the Staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on             , 2004 unless we decide to extend the exchange offer. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holders promptly after expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us.

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal. If you hold outstanding notes through the Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the applicable letter of transmittal.

By executing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of Norcraft Companies, L.P. or Norcraft Finance Corp. or if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes.

See “The Exchange Offer – Procedure for Tendering” and “Plan of Distribution.”

Effect of Not Tendering in the Exchange Offer

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to register, and we do not currently anticipate that we will register, the outstanding notes under the Securities Act. See “Risk Factors—Your failure to exchange your notes in the exchange offer will restrict your ability to resell them.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are not registered in your name, and you wish to tender outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other documents required by the applicable letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedure.”

Interest on the Exchange Notes and the Outstanding Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the outstanding notes or, if no interest has been paid, from October 21, 2003. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Material United States Federal Income Tax Considerations

The exchange of outstanding notes for exchange notes in the exchange offer is not a taxable event for U.S. federal income tax purposes. Please read the section of this prospectus captioned “Material United States Federal Income Tax Considerations” for more information on tax consequences of the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent

U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange Offer – Exchange Agent.”

SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

The following is a brief summary of the material terms of the exchange notes. We refer to the exchange notes and the outstanding notes together as the “notes.” For a more complete description of the terms of the exchange notes, see “Description of the Exchange Notes.”

Issuers	Norcraft Companies, L.P. and Norcraft Finance Corp.

Notes Offered	$150,000,000 aggregate principal amount of 9% Senior Subordinated Notes due 2011.

Interest

The exchange notes will accrue interest from May 1, 2004, the last date interest was paid on the outstanding notes, at the rate of 9% per year. Interest on the notes will be payable semi-annually in arrears on each May 1 and November 1, commencing on November 1, 2004.

Maturity Date	November 1, 2011.

Optional Redemption

We may redeem the exchange notes, in whole or part, at any time and from time to time on or after November 1, 2007 at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest.

At any time and from time to time prior to November 1, 2006, we may redeem up to 35% of the aggregate principal amount of the exchange notes issued under the indenture with the proceeds of qualified equity offerings at a redemption price equal to 109% of the principal amount, plus accrued and unpaid interest.

If we experience a change of control prior to November 1, 2007, we may redeem all, but not less than all, of the exchange notes at a redemption price equal to 100% of the principal amount plus a make-whole premium.

Change of Control

If we experience a change of control, we may be required to offer to purchase the exchange notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest. We might not be able to pay you the required price for exchange notes you present us at the time of a change of control because our new senior credit facility or other indebtedness may prohibit payment or we might not have enough funds at that time.

Ranking	The exchange notes will be unsecured and will be subordinated in right of payment to all of our existing and future senior debt, including borrowings under our new senior credit facility.

As of March 31, 2004, we had approximately $43.8 million of senior debt and an additional $25.0 million available to be borrowed under the revolving portion of our senior credit facility (which amount is reduced by outstanding letters of credit in the amount of approximately $3.5 million).

Guarantees	Norcraft Canada Corporation and, if required by the indenture, each of our future restricted subsidiaries, will guarantee the exchange notes on a joint and several basis.

The guarantees will be general unsecured obligations of the guarantors and will be subordinated in right of payment to all senior debt of the guarantors, which will include their guarantees of our senior credit facility.

As of March 31, 2004, the exchange notes were not subordinated to any liabilities of Norcraft Canada Corporation other than its guarantee of the senior credit facility.

Certain Covenants	The indenture governing the notes contains covenants that limit our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our stock;

•	make investments;

•	sell assets;

•	incur liens;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Exchange Notes” in this prospectus.

Absence of a Public Market for the Exchange Notes

The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, we cannot assure you that a market for the exchange notes will develop or make any representation as to the liquidity of any market. We do not intend to apply for the listing of the exchange notes on any securities exchange or automated dealer quotation system. The initial purchasers advised us that they intend to make a market in the exchange notes. However, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. See “Plan of Distribution.”

Risk Factors	See “Risk Factors” for discussion of factors you should carefully consider before deciding to invest in the exchange notes.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The summary historical financial data presented below under the captions “Statement of Operations Data” and “Balance Sheet Data” for, and as of the end of, each of the years in the two-year period ended December 31, 2002 and for the period from January 1, 2003 through October 20, 2003, the predecessor company, and for the period from October 21, 2003 through December 31, 2003, the successor company, are derived from our audited financial statements, which are included elsewhere in this prospectus together with the report thereon. The summary historical financial data presented below under the captions “Statement of Operations Data” and “Balance Sheet Data” for, and as of the end of, each of the three months ended March 31, 2003, predecessor company, and 2004, successor company, are derived from our condensed unaudited financial statements which are included elsewhere in this prospectus. The predecessor company financial statements have been presented at their historical cost basis. The successor company financial statements have been prepared giving effect to the Acquisition, including recapitalization of our company in accordance with EITF 88-16, Basis in Leverage Buyout Transactions, as a partial purchase. The summary unaudited pro forma statement of operations data set forth below gives effect to the matters described under “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus, as if such matters occurred on April 1, 2003. The unaudited pro forma information does not purport to represent what our results of operations would have been if such matters had occurred as of the date indicated or what those results will be for future periods. This data is qualified in its entirety by the more detailed information appearing in our financial statements and related notes, “Unaudited Pro Forma Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

			Predecessor	Successor
			For the Period January 1, 2003 through October 20, 2003	For the Period October 21, 2003 through December 31, 2003	Predecessor	Successor	Pro Forma Fiscal Year Ended December 31, 2003
	Fiscal Year Ended December 31,				Three Months Ended March 31,
	2001(1)	2002(1)			2003(1)	2004
	(dollars in thousands)
Statement of Operations Data:
Net sales	$136,855	$203,860	$203,899	$52,777	$55,859	$68,593	$256,676
Cost of sales	96,607	141,705	135,918	36,341	37,573	45,794	172,748

Gross profit	40,248	62,155	67,981	16,436	18,286	22,799	83,928
Selling, general and administrative expense	30,026	36,031	37,721	10,168	9,765	13.322	51,798
Other	—	—	4,127	—	—	—	4,127

Income from operations	10,222	26,124	26,133	6,268	8,521	9,477	28,003
Interest expense, net	3,585	2,574	1,422	3,217	493	3,938	15,881
Amortization of deferred financing costs	198	301	267	391	83	628	2,384
Other, net	12	641	638	610	—	(4)	1,248

Total other expenses	3,795	3,516	2,327	4,218	576	4,562	19,513

Income from continuing operations	6,427	22,608	23,806	2,050	7,945	4,915	8,490
Loss from discontinued operations	439	—	—	—	—	—	—
Loss on disposal of discontinued operations	4,049	—	—	—	—	—	—

Net income	$1,939	$22,608	$23,806	$2,050	$7,945	$4,915	$8,490

	December 31,			March 31, 2004
	2001(1)	2002(1)	2003
Balance Sheet Data:
Total assets	$80,773	$103,940	$356,842	$362,097
Total debt	30,597	24,749	195,000	193,750

(1)	Predecessor company.

RISK FACTORS

Our business, operations and financial condition are subject to various risks. Some of these risks are described below, and you should take these risks into account in evaluating us or any investment decision involving us. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of the material risk factors.

RISKS ASSOCIATED WITH OUR BUSINESS

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on the exchange notes.

We have a significant amount of indebtedness which could adversely affect our financial condition and business. At March 31, 2004, we had $193.8 million of indebtedness outstanding and approximately $21.5 million of additional borrowing capacity under the revolving portion of our new senior credit facility. We currently have approximately $3.5 million in outstanding letters of credit issued under the revolving portion of our new senior credit facility. In addition, subject to restrictions in the indenture and our new senior credit facility, we may incur additional indebtedness.

Our high level of indebtedness could:

•	make it more difficult for us to satisfy our obligations on the exchange notes;

•	reduce the availability of our cash flow for other purposes, such as capital expenditures, acquisitions and working capital;

•	place us at a disadvantage compared to our competitors that have less debt;

•	expose us to fluctuations in the interest rate environment because the new credit facility is at a variable rate of interest; and

•	limit our ability to borrow additional funds.

We expect to obtain the money to pay our expenses and to pay the interest on the exchange notes, our new senior credit facility and other debt from cash flow from our operations and from additional loans under our new senior credit facility. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt (including the exchange notes) and to meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt (including the exchange notes), sell assets or borrow more money. We may not be able to do so on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements, including our new senior credit facility and the indenture governing the exchange notes, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve such alternatives could significantly adversely affect the value of the exchange notes and our ability to pay principal of and interest on the exchange notes.

The indenture for the notes and our new senior credit facility impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities.

The indenture for the notes and our new senior credit facility impose significant operating and financial restrictions on us. These restrictions will limit the ability of us and our subsidiaries to, among other things, incur additional indebtedness, make investments, sell assets, incur certain liens, enter into agreements restricting our subsidiaries’ ability to pay dividends, or merge or consolidate. In addition, our new senior credit facility requires us to maintain specified financial ratios. These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

Increases in interest rates and the reduced availability of financing for home improvements may cause our sales and profitability to decrease.

In general, demand for home improvement products may be adversely affected by increases in interest rates and the reduced availability of financing. If interest rates increase and consequently, the ability of prospective buyers to finance purchases of home improvement products is adversely affected, our business, financial condition and results of operations may also be adversely impacted and the impact may be material.

Downturns in the home building industry or the economy could negatively affect the demand for and pricing of our products and our operating results.

The home building industry may be significantly affected by changes in economic and other conditions such as gross domestic product levels, employment levels, demographic trends, availability of financing, interest rates and consumer confidence. A decrease in employment levels, consumer confidence or the availability of financing could negatively affect the demand for and pricing of our products which would adversely affect our results of operations.

Increased prices for raw materials or finished goods used in our products could increase our cost of sales and decrease demand for our products, which could adversely affect our profitability or revenues.

Our profitability is affected by the prices of the raw materials and finished goods used in the manufacture of our products. These prices may fluctuate based on a number of factors beyond our control, including, among others, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates and, in some cases, government regulation. Continued increases could adversely affect our profitability or revenues. We have no long-term supply contracts for the raw materials and finished goods used in the manufacture of our products. This means that we are subject to changes in the prices charged by our suppliers. Significant increases in the prices of raw materials or finished goods could adversely affect our profit margins, especially if we are not able to recover these costs by increasing the prices we charge our customers for our products.

Interruptions in deliveries of raw materials or finished goods could adversely affect our profitability or revenues.

Our dependency upon regular deliveries from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. If any of our suppliers were unable to deliver materials to us for an extended period of time, as the result of financial difficulties, catastrophic events affecting their facilities or other factors beyond our control, or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business. Extended unavailability of a necessary raw material or finished good could cause us to cease manufacturing of one or more products for a period of time. In addition, the manufacturing process for UltraCraft’s Vision product line includes components which are made by an Italian manufacturer using proprietary technology. The manufacturer’s failure to deliver components could cause us to cease manufacturing the Vision line products.

The loss of, or deterioration of relationships with, our sales representatives could adversely affect our sales and profits.

We depend on the services of independent sales representatives to sell the majority of our products and provide services and aftermarket support to our customers. The sales representative agreements we have are typically cancelable by the sales representative after a short notice period, if any at all. Furthermore, many of these sales representatives also sell our competitors’ products. The loss of a substantial number of these relationships, or our failure to maintain good relationships with these sales representatives, could materially reduce our sales and profits.

Environmental requirements applicable to our manufacturing and distribution facilities may impose significant environmental compliance costs and liabilities.

Our facilities are subject to numerous federal, state and local laws and regulations relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, storage, treatment and disposal of waste, remediation of contaminated sites, and protection of worker health and safety. We believe we are in substantial compliance with all applicable requirements. However, our efforts to comply with environmental requirements do not remove the risk that we may be held liable, or incur fines or penalties, and that the amount of liability, fines or penalties may be material, for, among other things, releases of hazardous substances occurring on or emanating from current or formerly owned or operated properties or any associated offsite disposal location, or for contamination discovered at any of our properties from activities conducted by previous occupants.

Changes in environmental laws and regulations or the discovery of previously unknown contamination or other liabilities relating to our properties and operations could result in significant environmental liabilities which could make it difficult to pay the interest or principal amount of the notes when due. In addition, we might incur significant capital and other costs to comply with increasingly stringent air emission control laws and enforcement policies which would decrease our cash flow available to service our indebtedness.

We may not effectively compete in the highly fragmented and very competitive cabinet industry market which may adversely affect our results of operations.

We operate in the highly fragmented and very competitive cabinetry industry. Our competitors include national and local cabinetry manufacturers. These can be large consolidated operations which house their manufacturing facilities in large and efficient plants, as well as relatively small, local cabinetmakers. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate. Some of our competitors have greater resources available and are less highly leveraged, which may provide them with greater financial flexibility. Moreover, companies in other building products industries may compete with us. To remain competitive, we will need to invest continuously in manufacturing, customer service and support, marketing and our dealer network. We may have to adjust the prices of some of our products to stay competitive. We may not have sufficient resources to continue to make such investments or maintain our competitive position within each of the markets we serve.

If we are unable to meet future capital requirements, our product offering may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce demand for and sales of our products which would adversely affect our profitability.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our production processes. For example, we expect our capital expenditures for 2004 to be approximately $7.0 million. As we grow our businesses, we may have to incur significant capital expenditures for upgrades and improvements to our manufacturing facilities. However, our new senior credit facility contains limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We may not have, or be able to obtain, adequate funds to make all necessary capital expenditures when required. Additionally, the amount of future capital expenditures may be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product offering may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce demand for and sales of our products which would adversely affect our profitability.

Manufacturing or assembly realignments as a result of our continued review of operations may result in a decrease in our near-term earnings or not result in cost reductions as expected, which would harm our profitability.

We continually review our manufacturing and assembly operations and sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs could result in a decrease in our near-term earnings until the expected cost reductions are achieved or may not result in expected cost savings at all. Such programs may include the consolidation and integration of facilities, functions, systems and procedures. Certain products may also be shifted from one manufacturing or assembly facility to another. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved either of which would harm our profitability.

Increases in the cost of labor, union organizing activity, and work stoppages at our facilities or the facilities of our suppliers could materially affect our financial performance.

Our business is labor intensive, and, as a result, our financial performance is affected by the availability of qualified personnel and the cost of labor. Currently, none of our employees are represented by labor unions. Strikes or other types of conflicts with personnel could arise or we may become a target for union organizing activity. Some of our direct and indirect suppliers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these suppliers could result in slowdowns or closures of facilities where components of our products are manufactured. In addition, organizations responsible for shipping our products may be impacted by occasional strikes staged by the Teamsters Union. Any interruption in the production or delivery of our products could reduce sales of our products and increase our costs.

We could face potential product liability claims relating to products we manufacture or distribute, which would adversely affect our business.

We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign such products. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Further, any claim or product recall could result in adverse publicity against us, which could adversely affect our sales or increase our costs.

Our chief executive officer is party to a non-competition agreement with a former employer, and, while we believe his employment does not violate the agreement, we may incur costs associated with legal defense or monetary damages, and the effectiveness of our chief executive officer may be diminished.

Mr. Mark Buller, our chief executive officer, is party to a non-competition agreement with MasterBrand Cabinets, Inc., his former employer. Among other things, the non-competition agreement prohibits Mr. Buller, until June 30, 2004, from working for any entity engaged in any business in Manitoba, Canada that competes with any significant business in which MasterBrand or Omega Holdings was engaged prior to the termination of Mr. Buller’s employment. The agreement also prohibits Mr. Buller, until December 31, 2004, from soliciting business, or directly or indirectly causing others to solicit business, that is competitive with MasterBrand or Omega Holdings’ line of products from any entity Mr. Buller dealt with that was a customer or targeted potential customer of MasterBrand or Omega Holding during the last 18 months of Mr. Buller’s employment with them. We do not sell any products in Manitoba and have no plans to do so before June 30, 2004. Our Winnipeg plant currently only manufactures wood component parts for our other facilities, and does not sell products to third parties. In addition, although we have taken steps to ensure that Mr. Buller does not participate in solicitation of business from any customer accounts prohibited by the non-competition agreement, have made our senior managers aware of these customer accounts and have prohibited our senior managers from discussing those customer accounts with Mr. Buller, Mr. Buller could inadvertently violate the prohibition on soliciting these customers. Exclusion of Mr. Buller from conversations regarding particular customers or distraction due to litigation could diminish Mr. Buller’s effectiveness as our chief executive officer. While we believe his employment by us does not violate his non-competition agreement, MasterBrand may claim that our operation of the Winnipeg plant results in a violation by Mr. Buller of the prohibition relating to Manitoba or that Mr. Buller is otherwise in violation of his agreement. Further, MasterBrand may interpret the non-competition agreement to be more restrictive than do we and Mr. Buller. Substantial costs may be incurred in defending any such claims or in paying monetary damages in settlement or pursuant to a judicial order. A court could enjoin us from doing business with particular customers.

We are dependent on certain key personnel, the loss of whom could materially affect our financial performance and prospects.

Our continued success depends to a large extent upon the continued services of our senior management and certain key employees. Our chief executive officer, Mark Buller, has over 17 years of experience in the cabinetry industry. Our other senior executives have an average of 20 years experience in the building product industry. The loss of the experience and services of any of these individuals could have a material adverse effect on our revenue, our financial performance and our results of operations.

If we cannot adequately protect our intellectual property rights, our operating results may be harmed.

As a company that manufactures and markets consumer products, we rely heavily on trademarks and copyrights to protect our cabinetry brands. We believe that brand recognition is one of several important factors in a consumer’s choice of cabinetry. Current protections may not adequately safeguard our intellectual property and we may incur significant costs to defend our intellectual property rights, which may harm our operating results. Although we are not aware that any of our intellectual property rights infringes upon the proprietary rights of third parties, third parties may make such claims in the future. Any infringement claims, whether with or without merit, could be time-consuming, result in costly litigation or damages, undermine the exclusivity and value of our brands, decrease sales or require us to enter into royalty or licensing agreements that may not be on terms acceptable to us.

We may inherit significant third party liabilities and warranty claims from operations that we have acquired or acquire in the future, which would adversely affect our business.

We may be subject to unexpected claims and liabilities arising from acquisitions we have made or may make in the future. We have acquired two operations within the last five years. Claims or liabilities may include matters involving third party liabilities and warranty claims. These claims and liabilities could be costly to defend, could be material in amount and may exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties.

We may in the future acquire related businesses, which we may not be able to successfully integrate, which would adversely affect our results of operations.

We may, from time to time, explore opportunities to acquire related businesses, some of which could be material to us. As of the date of this prospectus, we have no agreements and are not in any discussions to acquire any material businesses or assets. If we do make acquisitions in the future, our ability to continue to grow, will depend upon effectively integrating these acquired companies, achieving cost efficiencies and managing these businesses as part of our company. While we believe we have successfully integrated the two operations we have acquired within the last five years, we may not be able to effectively integrate newly acquired companies or successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as general economic conditions and increased competition. In addition, the process of integrating these businesses could cause the interruption of, or loss of momentum in, the activities of our existing business. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of these businesses could negatively impact our business and results of operations. Further, the benefits that we anticipate from these acquisitions may not develop.

Changes in consumer preferences for cabinet designs and configurations, and our failure to respond to such changes, could adversely affect demand for our product and our results or operations.

The cabinetry industry in general is subject to changing consumer trends, demands and preferences. Our continued success depends largely on the introduction and acceptance by our customers of new product lines that respond to such trends, demands and preferences. Our organic growth has been driven in part by our frequent new product introductions. For example, at Mid Continent, for the fiscal year ended December 31, 2003, we generated $37.7 million in net sales from new products introduced in the last three years. We may not be able to successfully develop and design new brands. Trends within the industry change often and our failure to anticipate, identify or react to changes in these trends could lead to, among other things, rejection of a new product line, reduced demand and price reductions for our products, and could adversely affect our sales.

In the event of consolidation of our dealers, through whom we primarily sell our products, pressure may be put on our operating margins, which could harm our profitability.

If our dealer base were to consolidate, competition for the business of fewer dealers would intensify. If we do not provide product offerings and price points that meet the needs of our dealers, or if we lose a substantial amount of our dealer base, our profitability could decrease.

We are controlled by our principal equityholders, which have the power to take unilateral action that could be adverse to the interests of holders of the exchange notes.

Investors controlled by SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C., through their control of our general partner, control our affairs and policies. Circumstances may occur in which the interests of these equity holders could be in conflict with the interests of the holders of the exchange notes. In addition, these equity holders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to holders of the notes. See “Management,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions.”

RISKS ASSOCIATED WITH THE EXCHANGE NOTES

Your right to receive payments on the notes is subordinated to our senior debt, of $43.8 million as of March 31, 2004, and we may not have sufficient funds to pay all of our creditors in certain circumstances.

Payment on the exchange notes is subordinated in right of payment to all of our senior debt, including our new senior credit facility. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of senior debt will be entitled to be paid in full in cash before any payment may be made on the exchange notes. In these cases, we may not have sufficient funds to pay all of our creditors, and holders of exchange notes may receive less, ratably, than the holders of senior debt and, due to the turnover provisions in the indenture, less, ratably, than the holders of unsubordinated obligations, including trade payables. In addition, all payments on the notes will be blocked in the event of a payment default on designated senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on designated senior debt.

At March 31, 2004, the notes were subordinated to $43.8 million of senior debt and $21.5 million available for borrowing as additional senior debt under the revolving portion of our new senior credit facility. In addition, at March 31, 2004, approximately $3.5 million in letters of credit were outstanding under the revolving portion of our new senior credit facility. We will be permitted to incur additional indebtedness, including senior debt, in the future under the terms of the indenture.

We may not be able to satisfy our obligations to holders of the notes upon a change of control to purchase the notes at a price equal to 101% of their principal amounts plus accrued interest, which could result in an acceleration of payments due under our existing indebtedness.

Upon the occurrence of a “change of control,” as defined in the indenture, each holder of the notes will have the right to require us to purchase the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture, which would in turn be a default under our new senior credit facility. In addition, a change of control may constitute an event of default under our new senior credit facility. A default under our new senior credit facility would result in an event of default under the indenture if the lenders accelerate the debt under our new senior credit facility.

If a change of control occurs, we may not have enough assets to satisfy all obligations under our new senior credit facility and the indenture related to the notes. Upon the occurrence of a change of control we could seek to refinance the indebtedness under our new senior credit facility and the notes or obtain a waiver from the lenders or you as a holder of the notes. We may not be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all.

Norcraft Finance Corp. has only nominal assets from which to make payments on the notes. Norcraft Finance Corp. is also an issuer of the notes.

Norcraft Finance Corp. is our wholly-owned subsidiary, with no operations and no assets from which to make payments on the notes. Norcraft Finance Corp. does not conduct any operations nor generate any revenue. In the event that Norcraft Companies, L.P., the other issuer of the notes, is unable to make payments on the notes, you would not be able to obtain payment from Norcraft Finance Corp.

There is no established trading market for the notes, and you may not be able to sell them quickly or at the price that you paid.

The exchange notes are a new issue of securities and there is no established trading market for the notes. You may not be able to sell your notes at a particular time, and the price that you receive when you sell may not be favorable. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation systems.

There may be a limited level of liquidity of the trading market for the exchange notes or, in the case of any holders of outstanding notes that do not exchange them, the trading market for the outstanding notes following the offer to exchange the notes for exchange notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition, and

•	the interest of securities dealers in making a market.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the exchange notes will be subject to disruptions. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

The guarantee of the notes by our subsidiary, Norcraft Canada Corporation, may be voidable, subordinated or limited in scope under laws governing fraudulent transfers and insolvency, which could limit your ability to seek payment from guarantors of the notes.

Under federal and foreign bankruptcy laws and comparable provisions of state and foreign fraudulent transfer laws, a guarantee of the notes by a subsidiary guarantor could be voided, if, among other things, at the time the subsidiary guarantor issued its guarantee, the applicable subsidiary guarantor:

•	intended to hinder, delay or defraud any present or future creditor;

•	received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness; or

•	was undercapitalized, insolvent or rendered insolvent by reason of such incurrence.

The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, a subsidiary guarantor in the United States would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the saleable value of all of its assets;

•	the present fair saleable value of its assets was less that the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Norcraft Canada Corporation is our subsidiary and guarantees our obligations under the notes. Norcraft Canada Corporation is a Nova Scotia unlimited liability company.

MARKET AND INDUSTRY DATA AND FORECASTS

Market data and certain industry forecasts used throughout this prospectus were obtained from internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which are subject to a number of risks and uncertainties, many of which are beyond our control. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors (“Cautionary Statements”) such as those described under “Risk Factors.” In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this prospectus will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements.

TRADEMARKS

“Norcraft Companies, L.P.,” “Norcraft Companies, L.L.C.,” “StarMark,” “StarMark Cabinetry,” “Fieldstone,” “Fieldstone Cabinetry,” “Kitchen and Bath Ideas,” “UltraCraft,” “UltraCraft Cabinetry,” “Vision by UltraCraft,” “Destiny by UltraCraft,” “Entrée by UltraCraft,” “Mid Continent Cabinetry,” “Mid Continent Pro Series,” “Mid Continent Signature Series,” “Norcraft Cabinetry” and the Norcraft logo are trademarks of Norcraft Companies, L.P. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

THE EXCHANGE OFFER

General

In connection with the sale of the outstanding notes, the purchasers thereof became entitled to the benefits of certain registration rights. Pursuant to the registration rights agreement executed as part of the offering, we agreed to (i) file within 210 days, and cause to become effective within 270 days of the date of the original issue of the outstanding notes, the registration statement of which this prospectus is a part with respect to the exchange of the outstanding notes for the exchange notes to be issued in the exchange offer and (ii) cause the exchange offer to be completed within 310 days of the original issue of the outstanding notes. The exchange notes have terms identical in all material respects to the terms of the outstanding notes. However, in the event that any changes in law or applicable interpretation of the Staff of the SEC do not permit us to effect the exchange offer, or if for any other reason the exchange offer is not consummated within 310 days following the date of the original issue of the outstanding notes, or if an initial purchaser so requests in writing because it holds outstanding notes acquired in the original offering having the status of an unsold allotment, or if any holder of the outstanding notes other than the initial purchasers in the original offering is not eligible to participate in the exchange offer, we have agreed to use our best efforts to cause to become effective by the 310th day after the original issue of the outstanding notes, a shelf registration statement with respect to the resale of the outstanding notes and to keep the shelf registration statement effective until two years after the effective date thereof. We also had agreed that in the event that either (i) the registration statement or a shelf registration statement is not filed with the SEC on or prior to the 210th calendar day following the date of the original issue of the outstanding notes or (ii) the registration statement or a shelf registration statement is not declared effective on or prior to the 270th calendar day following the date of the original issue of the outstanding notes or (iii) the exchange offer is not consummated on or prior to the 310th calendar day following the original issue of the outstanding notes or a shelf registration statement has been declared effective and ceases to be effective at any time prior to the second anniversary of the original issue of the outstanding notes, the interest rate borne by the outstanding notes shall be increased by 0.25% per annum after such 210-day period in the case of clause (i) above, after such 270-day period in the case of clause (ii) above, or after such 310-day period in the case of clause (iii) above, in each case for a period of 90 days, after which time the interest rate shall be increased by an additional 0.25% per annum. The aggregate amount of such increases from the original interest rate pursuant to those provisions will in no event exceed 1.0% per annum.

In the event the exchange offer is consummated, we will not be required to file a shelf registration statement relating to any outstanding notes other than those held by persons not eligible to participate in the exchange offer, and the interest rate on such outstanding notes will remain at its initial level of 9%. The exchange offer shall be deemed to have been consummated upon the earlier to occur of (i) our having issued exchange notes for all outstanding notes (other than outstanding notes held by persons not eligible to participate in the exchange offer) pursuant to the exchange offer and (ii) our having exchanged, pursuant to the exchange offer, exchange notes for all outstanding notes that have been tendered and not withdrawn on the expiration date.

Following the completion of the exchange offer, holders of outstanding notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See “Risk Factors-Your failure to exchange your outstanding notes in the exchange offer will restrict your ability to resell them.”

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all outstanding notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer in denominations of $1,000 and integral multiples thereof.

Based on no-action letters issued by the Staff of the SEC to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such outstanding notes directly from us to resell or (ii) a person that is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that the holder is acquiring the exchange notes in its ordinary course of business, is not one of our affiliates and is not participating, and has no arrangements or understanding with any person to participate, in the distribution of the exchange notes, as such terms are interpreted by the SEC. Holders of outstanding notes wishing to accept the exchange offer must represent to us that such conditions have been met. If our belief is inaccurate, holders who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration may bear liability under the Securities Act. We do not assume or indemnify holders against such liability.

Each broker-dealer that receives exchange notes in exchange for outstanding notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

As of the date of this prospectus, $150.0 million aggregate principal amount of the outstanding notes is outstanding. In connection with the issuance of the outstanding notes, we arranged for the outstanding notes initially purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

This prospectus, together with the accompanying letter of transmittal, is being sent to all registered holders of the outstanding notes as of the close of business on                 , 2004, which is the record date for purposes of the exchange offer. We fixed the record date accordingly solely for reasons of administration.

We shall be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to the exchange agent. See “—Exchange Agent.” The exchange agent will act as agent for the tendering holders of outstanding notes for the purpose of receiving exchange notes from us and delivering exchange notes to such holders.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date.

Holders of outstanding notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See “—Fees and Expenses.”

The holders of outstanding notes do not have any appraisal or dissenters’ rights under the General Corporation Law of Delaware or the indenture governing the notes.

Expiration Dates, Extensions, and Amendments

The term “expiration date” shall mean             , 2004 unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date to which the exchange offer is extended.

In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will mail to the record holders of outstanding notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time and will disclose the approximate number of notes tendered at such time.

We reserve the right (i) to delay acceptance of any outstanding notes, to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted, if any of the conditions set forth herein under “Termination” shall have occurred and shall not have been waived by us (if permitted to be waived by us), by giving oral or written notice of such delay, extension or termination to the exchange agent, and (ii) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the outstanding notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. In connection with any public announcement of an extension, we will disclose the approximate number of notes tendered to that date. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the record holders of the outstanding notes of such amendment. If there is a material change in the terms of the exchange offer, we are generally required to extend the expiration date so that the exchange offer remains open for at least five business days from the date notice of such change is given to the record holders of the outstanding notes. If there is a change in the percentage of securities being sought or the consideration being offered in the exchange offer, we are generally required to extend the expiration date so that the exchange offer remains open for at least ten business days from the date notice of such change is given to the record holders of the outstanding notes.

Without limiting the manner by which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

Interest on the Exchange Notes

The exchange notes will accrue interest from May 1, 2004, the last date interest was paid on the outstanding notes, at the rate of 9% per year. Interest on the notes will be payable semi-annually in arrears on each May 1 and November 1, commencing on November 1, 2004. Holders of outstanding notes whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the outstanding notes accrued from October 21, 2003 until the date of the issuance of the exchange notes. Consequently, holders who exchange their outstanding notes for exchange notes will receive the same interest payment on November 1, 2004 (the first interest payment date with respect to the outstanding notes and the exchange notes) that they would have received had they not accepted the exchange offer.

Procedure for Tendering

To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signature thereon guaranteed if required by the letter of transmittal and mail or otherwise deliver such letter of transmittal or such facsimile, together with the outstanding notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or ATOP. To tender in the exchange offer, such DTC participant must transmit its acceptance to DTC, which will edit and verify the acceptance and execute a book-entry delivery to the exchange agent’s account at DTC. DTC will then send a computer-generated message, or Agent’s Message, to the exchange agent for its acceptance in which the DTC participant acknowledges and agrees to be bound by the terms of, and makes the representations and warranties contained in, the letter of transmittal as fully as if it had completed the information required by the letter of transmittal and executed and delivered the letter of transmittal to the exchange agent. Delivery of the Agent’s Message by DTC to the exchange agent will satisfy the terms of the exchange offer as to execution and delivery of a letter of transmittal and must occur prior to 5:00 p.m., New York City time, on the expiration date.

The tender by a holder of outstanding notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies, or nominees effect such tender for such holders.

The method of delivery of outstanding notes and the letters of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No letter of transmittal or outstanding notes should be sent to us.

Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name outstanding notes are registered on the books of the company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose outstanding notes are held of record by DTC who desires to deliver such outstanding notes by book-entry transfer at DTC.

Any beneficial holder whose outstanding notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the letter of transmittal and delivering his outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act (an “Eligible Guarantor Institution”) unless the outstanding notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (ii) for the account of an Eligible Guarantor Institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed therein, such outstanding notes must be endorsed or accompanied by appropriate bond powers, which authorize such person to tender the outstanding notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the outstanding notes, and also must be accompanied by opinions of counsel, certifications and other information required by us. Signatures on the outstanding notes or bond powers must be guaranteed by an Eligible Guarantor Institution.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

All the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered outstanding notes will be determined by us in our sole discretion, which determinations will be final and binding. We reserve the absolute right to reject any and all outstanding notes not validly tendered or any outstanding notes our acceptance of which would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular outstanding notes. The waiver of any conditions of the exchange offer, however, will be applied equally to all holders of outstanding notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until such irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such outstanding notes, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date, or, as set forth under “Termination,” to terminate the exchange offer and (b) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer and will be subject to our ability to obtain a waiver of certain covenants in our amended credit facility.

By tendering, each holder of outstanding notes will represent to us that among other things, the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the holder, that neither the holder nor any other person intends to distribute or has an arrangement or understanding with any person to participate in the distribution of the exchange notes and that neither the holder nor any such other person is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act.

Guaranteed Delivery Procedure

Holders who wish to tender their outstanding notes and (i) whose outstanding notes are not immediately available, (ii) who cannot deliver their outstanding notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, or (iii) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

(a) the tender is made through an Eligible Guarantor Institution;

(b) prior to the expiration date, the exchange agent receives from such Eligible Guarantor Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the outstanding notes, the certificate number or numbers of such outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the expiration date, the letter of transmittal (or facsimile thereof), together with the certificate(s) representing the outstanding notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal, will be deposited by the Eligible Guarantor Institution with the exchange agent; and

(c) such properly completed and executed letter of transmittal (or facsimile thereof), together with the certificate(s) representing all tendered outstanding notes in proper form for transfer (or confirmation of a book-entry transfer into the exchange agent’s account at DTC of outstanding notes delivered electronically), and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date and prior to acceptance for exchange thereof by the company. Any such notice of withdrawal must (i) specify the name of the person having deposited the outstanding notes to be withdrawn (the “Depositor”), (ii) identify the outstanding notes to be withdrawn (including the certificate number or numbers and principal amount of such outstanding notes or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited), (iii) be signed by the Depositor in the same manner as the original signature on the letter of transmittal, including any required signature guarantees or be accompanied by documents of transfers sufficient to permit the Trustee with respect to the outstanding notes to register the transfer of such outstanding notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such outstanding notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly tendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be tendered by following one of the procedures described above under “-Procedure for Tendering” at any time prior to the expiration date.

Termination

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue exchange notes for, any outstanding notes not previously accepted for exchange, and may terminate or amend the exchange offer as provided herein before the expiration of the exchange offer if any law, statute, rule or regulation is adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the Staff of the SEC in a manner, which we reasonably determine might materially impair our ability to proceed with the exchange offer.

If we determine that we may terminate the exchange offer, as set forth above, we may (i) refuse to accept any outstanding notes and return any outstanding notes that have been tendered to the holders thereof, (ii) extend the exchange offer and retain all outstanding notes that have been tendered prior to the expiration of the exchange offer, subject to the rights of such holders of tendered outstanding notes to withdraw their tendered outstanding notes, or (iii) waive such termination event with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn. If such waiver constitutes a material change in the exchange offer, we will disclose such change by means of a supplement to this prospectus that will be distributed to each registered holder of outstanding notes and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during such period.

Exchange Agent

U.S. Bank National Association, the Trustee under the indenture governing the notes, has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail or Hand Delivery:	U.S. Bank National Association
West Side Flats Operations Center
60 Livingston Avenue
St. Paul, Minnesota 55107
Facsimile Transmission: 651-495-8158
Confirm by Telephone: 800-934-6802

Fees and Expenses

The expense of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by officers and regular employees of ours and our affiliates in person, by facsimile or telephone.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent’s reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

The expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees, will be paid by us.

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes pursuant to the exchange offer. If, however, certificates representing exchange notes or outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any other person other than the registered holder of the outstanding notes tendered, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

THE ACQUISITION

Norcraft Holdings, L.P., is an entity formed at the direction of SKM Equity Fund III, L.P., Trimaran Fund II, L.L.C. and Mark Buller and his relatives. Norcraft Holdings, L.L.C. entered into a unit purchase agreement, dated as of August 29, 2003, with our then existing equity holders pursuant to which it agreed to purchase 100% of our outstanding membership units. Norcraft Holdings, L.L.C. subsequently converted to a Delaware limited partnership and is now Norcraft Holdings, L.P.

An investor group led by SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C., which we collectively refer to as the SKM and Trimaran investors, contributed an aggregate of approximately $113.9 million in cash to Norcraft Holdings, L.P. in return for limited partnership units. Mark Buller and his relatives contributed, directly or indirectly, an aggregate of $15.5 million to Norcraft Holdings, L.P. in return for limited partnership units, which $15.5 million investment consisted of approximately $12.7 million in cash and the contribution of 100% of the outstanding equity interests of Norcraft Canada Corporation, a Nova Scotia unlimited liability company which is the owner of a new manufacturing facility in Winnipeg, Canada. Norcraft Canada Corporation became our wholly owned subsidiary. In addition, the members of our senior management team exchanged a majority of their membership units in us for limited partnership units of Norcraft Holdings, L.P. The SKM and Trimaran investors and the Buller investors own approximately 93.8% of the outstanding limited partnership units of our parent as of April 22, 2004. Those members of our senior management who, in lieu of cash, exchanged some of our membership units held by them for limited partnership units of our parent, directly or indirectly, own approximately 3.6% of the outstanding membership units of our parent including profit interests in our parent. Other employees who held our membership units also elected to exchange their units for limited partnership units of our parent at the closing. Our parent established an equity incentive plan providing for the grant to key employees of incentive units of our parent.

Immediately following consummation of the unit purchase agreement, we converted to a Delaware limited partnership, named Norcraft Companies, L.P. An entity controlled by SKM Equity Fund III, L.P. controls the board of managers of our general partner, Norcraft GP, L.L.C., a Delaware limited liability company that is also the general partner of our parent. Entities controlled by Trimaran Fund II, L.L.C. and the Buller investors are also members of Norcraft GP, L.L.C.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated October 21, 2003, by and among us and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

On October 21, 2003, we issued and sold the outstanding notes. We used the proceeds from the offering of the outstanding notes, borrowings under our new senior credit facility and the proceeds of equity contributions from our parent to finance the Acquisition and pay related fees and expenses. See “The Acquisition.” The equity contributions from our parent were financed with cash proceeds from the issuance of our parent’s equity to the SKM and Trimaran investors and Mark Buller and his relatives. See “Security Ownership of Certain Beneficial Owners and Management.”

The following table sets forth the approximate sources and uses of funds (in millions) in connection with the Acquisition as it occurred on October 21, 2003.

Sources of Funds
New senior credit facility(1)	$45.0
Revolving line of credit	$5.0
Senior subordinated notes	150.0
Management equity(2)	5.6
Equity investment in our parent(3)(4)	129.4

Total Sources of Funds	$335.0

Uses of Funds
Cash payment to existing equity holders(5)	$299.3
Repayment of our former credit facility(6)	11.6
Management equity(2)	5.6
Contribution of Winnipeg facility(4)	3.0
Transaction costs and expenses(7)	15.1

Total Uses of Funds	$335.0

(1)	We entered into a new $70.0 million senior credit facility consisting of a $45.0 million term loan and a $25.0 million revolving credit facility. At closing, we had a letter of credit issued in an amount equal to $3.5 million in place of an existing letter of credit issued pursuant to our existing senior credit facility. This issuance reduced the available borrowings under our new revolving credit facility.
(2)	Includes approximately $3.1 million of our membership units held by members of our senior management team that were exchanged for limited partnership units of our parent at the closing and $2.5 million of our membership units held by other employees who elected to exchange their existing membership units in us for limited partnership units of our parent at closing. See “Certain Relationships and Related Transactions—Arrangements With our Senior Managers.”
(3)	Consists of the aggregate equity investment made by the SKM and Trimaran investors and the Buller investors.
(4)	In connection with the Acquisition, the Buller investors invested an aggregate $15.5 million in our parent’s limited partnership units, such investment consisted of cash and the contribution of 100% of the outstanding equity interests of Norcraft Canada Corporation, which is the owner of our manufacturing facility in Winnipeg, Canada. The value of this contribution was based on the estimated fair value of the facility as of the closing date, $3.0 million.
(5)	Includes $2.0 million held in escrow pending the completion of a customary working capital based purchase price adjustment and the transaction fees and expenses of the sellers in the Acquisition. Also includes proceeds distributed to the sellers pursuant to the transactions planned prior to the Acquisition which contemplated the cancellation of the capital lease for our Yucca distribution center.
(6)	The revolving portion of our former senior credit facility would have matured in May 2005 while the two term notes outstanding would have matured in June 2006. Interest on the revolving portion was 6.00% and interest on the term notes was LIBOR plus 3.0% and 3.5%, respectively.
(7)	Transaction costs included estimated commitment, placement, financial advisory and other transaction fees and legal, accounting and other costs payable in connection with the Acquisition.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004. This table should be read in conjunction with the information contained in “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and notes thereto included elsewhere in this prospectus.

	As of March 31, 2004
	(in millions)
Cash	$0.6

Debt (including current portion):
Term loan	43.8	(1)
Senior subordinated notes	150.0

Total debt	193.8	(1)
Members equity	137.5

Total capitalization	$331.3	(1)

(1)	This total does not include our total revolving loan availability of $25.0 million. Approximately $3.5 million of letters of credit were outstanding at March 31, 2004. The total additional available credit under the revolver at March 31, 2004 was approximately $21.5 million.

SELECTED HISTORICAL FINANCIAL INFORMATION

The selected data presented below under the captions Statement of Operations Data and Balance Sheet Data for, and as of the end of, each of the years in the two-year period ended December 31, 2002 and for the periods January 1, 2003 through October 20, 2003, the predecessor company, and October 21, 2003 through December 31, 2003, the successor company, are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary historical financial data presented below under the captions “Statement of Operations Data” and “Balance Sheet Data” for, and as of the end of, each of the three months ended March 31, 2003 and 2004, are derived from our condensed unaudited financial statements which are included elsewhere in this prospectus. The predecessor company financial statements have been presented at their historical cost basis. The successor company financial statements have been prepared giving effect to the Acquisition, including recapitalization of our company in accordance with EITF 88-16, Basis in Leverage Buyout Transactions, as a partial purchase. The selected data presented below under the captions Statement of Operations Data and Balance Sheet Data for, and as of the end of, each of the years in the two-year period ended December 31, 2000, are derived from our unaudited financial statements.

	Fiscal Year Ended December 31,				Predecessor	Successor	Predecessor	Successor
					For the Period January 1, 2003 through October 20, 2003	For the Period October 21, 2003 through December 31, 2003	Three Months Ended March 31,
	1999(1)	2000(1)	2001(1)	2002(1)			2003(1)	2004
	(unaudited)	(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Net sales	$108,655	$113,696	$136,855	$203,860	$203,899	$52,777	$55,859	$68,593
Cost of Sales	70,905	91,854	96,607	141,705	135,918	36,341	37,573	45,794

Gross Profit	37,750	21,842	40,248	62,155	67,981	16,436	18,286	22,799
Selling, general and administrative expense	34,694	24,069	30,026	36,031	37,721	10,168	9,765	13,322
Other	—	—	—	—	4,127	—	—	—

Income/(loss) from operations	3,056	(2,227)	10,222	26,124	26,133	6,268	8,521	9,477
Interest expense	2,761	4,252	3,585	2,574	1,422	3,217	493	3,938
Amortization of deferred financing costs	84	119	198	301	267	391	83	628
Other expense	207	189	12	641	638	610	—	(4)

Total other expense	3,052	4,560	3,795	3,516	2,327	4,218	576	4,562

Income/(loss) from continuing operations	4	(6,787)	6,427	22,608	23,806	2,050	7,945	4,915
Income/(loss) from discontinued operations	420	(510)	(439)	—	—	—	—	—
Loss on disposal of discontinued operations	—	—	(4,049)	—	—	—	—	—

Net income/(loss)	$424	$(7,297)	$1,939	$22,608	$23,806	$2,050	$7,945	$4,915

Other Financial Data:
Ratio of earnings to fixed charges (2)	1.0x	—	2.6x	8.2x	12.8x	1.6x	13.1x	2.1x

	December 31,					March 31, 2004
	1999(1)	2000(1)	2001(1)	2002(1)	2003
Balance Sheet Data:
Total assets	$68,666	$82,023	$80,773	$103,940	$356,842	$362,097
Total debt	35,748	42,514	30,597	24,749	195,000	193,750

(1)	Predecessor company.
(2)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before fixed charges. Fixed charges consist of interest expense, the amortization of deferred debt issuance costs, capitalized interest and the interest portion of our rent expense (assumed to be one-third of total rent expense). For the year ended December 31, 2000 earnings were insufficient to cover fixed charges by $2.2 million.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma statements of operations have been derived from our historical financial statements, adjusted to give pro forma effect to the Acquisition as if it had occurred on January 1, 2003. The unaudited pro forma financial data set forth below should be read in conjunction with our financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Predecessor	Successor
	For the period January 1, 2003 through October 20, 2003	For the period October 21, 2003 through December 31, 2003	2003 Combined	Adjustments		Pro Forma for Fiscal Year Ended December 31, 2003(1)
	(dollars in thousands)
Unaudited Statement of Operations:
Net sales	$203,899	$52,777	$256,676	$—		$256,676
Cost of sales	135,918	36,341	172,259	489	(2)	172,748

Gross profit	67,981	16,436	84,417	(489)		83,928
Selling, general and administrative expense	37,721	10,168	47,889	3,909	(3)	51,798
Other	4,127	—	4,127	—		4,127

Income from operations	26,133	6,268	32,401	(4,398)		28,003
Interest expense, net (4)	1,422	3,217	4,639	11,242	(4)	15,881
Amortization of deferred financing costs	267	391	658	1,726	(5)	2,384
Other expense	638	610	1,248	—		1,248

Total other expense	2,327	4,218	6,545	12,968		19,513

Net income	$23,806	$2,050	$25,856	$(17,366)		$8,490

(1)	The pro forma amounts reflected above include one-time charges for incentive compensation associated with the Acquisition of $2.1 million, the Yucca distribution center lease termination impairment charge of $4.1 million that was terminated in contemplation of the Acquisition and $0.4 of acquisition cost paid by the predecessor company.
(2)	Includes additional depreciation expense associated with the fair value adjustments to property, plant and equipment for the period from January 1, 2003 through October 20, 2003.
(3)	Includes elimination of $0.4 million of savings associated with the elimination of the Yucca capital lease. Includes $0.1 million in additional rental expense for the operating lease to replace the Yucca distribution center. Includes the elimination of actual management fees of $0.3 million paid to the predecessor equity holder and the addition of $0.7 million in annual management fees payable to SKM and Trimaran for the period from January 1, 2003 through October 20, 2003. Includes amortization of purchased intangible assets (customer relationships) over their estimated useful life of 15 years of $3.8 million for the period January 1, 2003 through October 20, 2003.
(4)	Represents the elimination of 2003 actual interest expense for the period January 1, 2003 through October 20, 2003 (predecessor) and the inclusion of the annual interest expense for our new capital structure which includes $150.0 million of outstanding notes and a $45.0 million term loan at 4.42% for the period from January 1, 2003 through October 20, 2003.
(5)	Includes the elimination of 2003 actual amortization of $0.4 million (predecessor) for the period from January 1, 2003 through October 20, 2003, and the inclusion of the annual amortization of deferred financing costs of $2.1 million resulting from our new debt structure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the Selected Financial Data and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Our fiscal year is the calendar year ending December 31. As noted in Note 1 to the Consolidated Financial Statements, the Acquisition resulted in a new basis of accounting for our company. In some cases, for ease of comparison purposes, financial data for the period of inception, October 21, 2003 through December 31, 2003, has been added to financial data for the period from January 1, 2003 through October 20, 2003, to arrive at a 12-month combined period ended December 31, 2003. When combined in this manner, no adjustments have been made to the predecessor company to reflect the successor company’s new cost basis or capital structure. This combined data may be referred to herein as fiscal year ended December 31, 2003.

GENERAL

We are a leader in manufacturing, assembling and finishing kitchen and bathroom cabinetry in the United States. We provide our customers with a single source for a broad range of high-quality cabinetry, including stock, semi-custom and custom cabinets. Our cabinets are manufactured in both framed and full access construction. We market our products through four brands: Mid Continent Cabinetry, UltraCraft, StarMark and Fieldstone.

We were founded as Marshall Millworks, Inc. in 1966 as a single millwork manufacturing facility located in Marshall, Minnesota. For the next 32 years, Marshall Millworks sold its products under the Mid Continent brand and grew organically, adding capacity as needed to support growth. Marshall Millworks subsequently changed its name to Norcraft Companies, Inc. and, in 1998, Norcraft Companies, L.L.C. was formed and acquired the operating business of Norcraft Companies, Inc. In June 2000, we acquired the assets of The UltraCraft Company, located in Liberty, North Carolina, in order to expand our product offering and customer base through the addition of a semi-custom full access cabinetry line. To further expand the breadth of our product offering, market presence, and manufacturing capabilities, we acquired the StarMark and Fieldstone brands through the acquisition of the assets of StarMark, Inc., located in Sioux Falls, South Dakota, in March 2002.

On October 21, 2003, 100% of the outstanding membership units of Norcraft Companies, L.L.C. were acquired by Norcraft Holdings, L.P., a new entity formed at the direction of funds associated with Saunders Karp & Megrue L.L.C. and Trimaran Fund Management, L.L.C and our new chief executive officer, Mark Buller, and his relatives. The members of our continuing management team elected to exchange a majority of their membership units for limited partnership units of Norcraft Holdings, L.P., our parent, in lieu of receiving cash. Norcraft Companies, L.L.C. converted to a Delaware limited partnership immediately following the acquisition and is now Norcraft Companies, L.P. This acquisition is referred to herein as the “Acquisition.”

The consolidated financial statements contained in this prospectus also include the accounts of the of the successor company for the period from October 21, 2003 through December 31, 2003 and the accounts of the predecessor company from January 1, 2003 through October 20, 2003. The financial statements and financial data of the predecessor company are presented for comparative purposes at historical cost basis. The predecessor company ceased operations as of the date of Acquisition.

FINANCIAL STATEMENT PRESENTATION

Net Sales. Our net sales represent gross sales less deductions taken for sales returns, freight chargebacks and incentive rebate programs. Product sales are recorded when title is transferred, which generally occurs upon delivery.

Cost of Sales. Our cost of sales is comprised of the cost of raw materials and plant costs such as labor, packaging, utilities and other facility expenses. Dimensioned wood components, wood doors, particle board, thermofoil doors and veneer panels and plywood are the most significant raw materials we purchase. We also classify shipping and handling costs as a component of cost of sales.

Selling, General and Administrative Expenses. Selling expenses consist primarily of salaries, trade promotions, advertising, commissions, amortization of expenses relating to our display cabinets installed at our customers and other marketing costs. We expense advertising costs as incurred. General administrative costs consist primarily of general management, insurance, accounting, tax and legal expenses, management fees payable to the principal equity holders of our parent and other expenses.

Other. Our other operating expenses consist of the Yucca impairment charge.

Other Expenses. Our non-operating expenses consist of interest, amortization of deferred financing costs, and state income taxes.

Comparability. The StarMark acquisition was completed on March 25, 2002 and the Acquisition (as defined above) was completed on October 21, 2003 As a result, certain of the financial information presented in the discussion of our results for the fiscal years ended December 31, 2003, 2002 and 2001 are not comparable.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and judgments that affect the amounts reported in the financial statements. On an ongoing basis, management evaluates its estimates which are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following accounting policies are the most critical to us in that they are important to our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our financial statements.

Allowance for Bad Debt Expense

Our customers operate in the repair and remodeling and new home construction markets and, accordingly, their credit worthiness is affected by cyclical trends and general conditions in those markets. Concentrations of credit risk with respect to trade receivables are limited to some extent by our large number of customers and their geographic dispersion. In 2001, 2002 and 2003, and for the three months ended March 31, 2003 and 2004, no one customer accounted for more than 7% of net sales. We generally do not require collateral from our customers, but do maintain allowances for bad debt expense to reflect the expected uncollectibility of accounts receivable based on past collection history and specifically identified at-risk accounts.

Inventory

We state inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Our products are made-to-order, not made-to-stock, so finished goods inventory generally represents a low percentage of the overall inventory balance. Notwithstanding the foregoing, since inventory is stated at the lower of cost or market, we maintain reserves for estimated obsolete or excess inventories. These reserves are based on historical experience, market conditions and other assumptions and judgment by management.

Goodwill and Identifiable Intangibles

We have significant amounts of goodwill and other identifiable intangible assets. Prior to 2002, goodwill, representing the excess of purchase price over the fair value of net assets acquired, was being amortized on a straight-line basis over fifteen years. On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets with indefinite lives are no longer amortized. SFAS No. 142 requires the carrying values of these assets to be assessed at least annually in relation to estimated fair market values to determine whether any such impairment occurred.

Identifiable intangible assets consist of customer relationships and brand names. The customer relationship intangible asset is considered a definite-lived asset in accordance with Statement 142 and is being amortized using the straight-line method over its estimated useful life of 15 years. Brand names, consisting of Mid

Continent, UltraCraft, StarMark and Fieldstone are considered indefinite lived intangible assets under Statement 142. As such, amortization for these indefinite lived assets is replaced with a periodic impairment review. We have had no such impairment of goodwill or identifiable intangible assets through December 31, 2003.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 20 years. As of October 21, 2003, in conjunction with the change in ownership, certain fixed assets were stepped up to their fair value as of the date of the change and other amounts were recorded to reflect Goodwill and Identifiable Intangible Assets. For tax reporting purposes, depreciation and amortization are computed under accelerated methods as permitted by the Internal Revenue Code.

Product Warranties

We provide warranties for our products for a period ranging from ten years to a lifetime warranty. Estimated costs to be incurred for such warranties are provided in the period of sale.

RESULTS OF OPERATIONS

The following table outlines for the periods indicated, selected operating data as a percentage of net sales.

	Fiscal Year Ended December 31,			Three Months Ended March 31,
	2001(1)	2002(1)	2003(2)	2003(1)	2004(2)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	70.6%	69.5%	67.1%	67.3%	66.8%

Gross profit	29.4%	30.5%	32.9%
Selling, general and administrative expenses	21.9%	17.7%	18.7%	32.7%	33.2%
Other	—	—	1.6%	17.5%	19.4%

Income from operations	7.5%	12.8%	12.6%	15.2%	13.8%

Interest expense, net	2.7%	1.3%	1.8%	0.9%	5.7%
Amortization of deferred financing costs	0.1%	0.1%	0.3%	0.1%	0.9%
Other, net	0.0%	0.3%	0.5%	0.0%	0.0%

Income from continuing operations	4.7%	11.1%	10.1%	—	—
Loss from discontinued operations	0.3%	—	—	—	—
Loss on disposal from discontinued operations	3.0%	—	—	—	—

Net income	1.4%	11.1%	10.1%	14.2%	7.2%

(1)	Predecessor company.
(2)	Predecessor and successor companies combined, for reference purposes only.

Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003

Net Sales. Net sales increased by $12.7 million, or 22.8%, from $55.9 million for the three months ended March 31, 2003 to $68.6 million for the same period of 2004. The increase in net sales was primarily attributable to strong growth in new product introductions of Mid Continent’s Signature product line. Secondarily, increased sales of UltraCraft’s Destiny and Vision lines contributed to the increase in net sales. Lastly, net sales increased due to a general increase in our active customer base. While we expect continued future sales growth, developing economic factors could slow this growth. An increase in interest rates could slow the demand for our products in new construction and remodeling projects.

Cost of Sales. Cost of sales increased by $8.2 million, or 21.9%, from $37.6 million for the three months ended March 31, 2003 to $45.8 million for same period of 2004. The increase was primarily attributable to our increased sales volume. Cost of sales as a percentage of net sales decreased from 67.3% for the three months ended March 31, 2003 to 66.8% for the same period of 2004.

Gross Profit. Gross profit increased by $4.5 million, or 24.7%, from $18.3 million for the three months ended March 31, 2003 to $22.8 million for the same period of 2004. Gross profit as a percentage of net sales increased from 32.7% for the three months ended March 31, 2003 to 33.2% for the same period of 2004. Primarily, gross profit as a percentage of net sales improved as a result of increase leverage of fixed overhead costs over increased sales. Secondarily, margin increased as a result of negotiated materials price reductions, and to a similar degree, operational efficiencies gained through improvements at our manufacturing facilities. We expect future margin levels to be impacted by several offsetting factors. First, we have recently experienced significant increases in material pricing. Efforts are underway to compensate for as much of these increases as possible through the use of alternative materials and material sources. Additionally, we have capacity at our manufacturing plants, so as sales grow, gross profit as a percentage of net sales should be positively affected by increased leverage of fixed overhead costs. We also expect margin to be positively influenced as production increases at the Winnipeg manufacturing facility, because it is a vertical integration of our material supply chain. Overall, we plan to offset the impact of the material price increases with increases in our own pricing.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $3.6 million, or 36.4%, from $9.8 million for the three months ended March 31, 2003 to $13.3 million for the same period of 2004. The increase in selling, general, and administrative expenses is partially attributable to the amortization of intangible assets recorded as part of the Acquisition. Of the purchase price paid in the acquisition, $67.0 million was allocated to customer relationships based on fair market value. These customer relationships are being amortized on a straight-line basis over their estimated useful life of 15 Years. The resulting amortization expense is included in selling, general and administrative expense for the three months ended March 31, 2004. Secondarily, selling, general and administrative expenses were higher than the prior-year period because of increased sales and marketing expense to generate new customers, market our new products, and support our increased sales volume. Lastly, to a lesser extent, general and administrative expenses were higher in order to support our increased sales volume. Selling, general and administrative expenses as a percentage of net sales increased from 17.5% for the three months ended March 31, 2003 to 19.4% for the same period of 2004. We expect selling, general and administrative expenses as a percentage of net sales to continue to be higher than comparable periods before the Acquisition as a result of the amortization of customer relationships.

Income from Operations. Income from operations increased by $1.0 million, or 11.2%, from $8.5 million for the three months ended March 31, 2003 to $9.5 million for the same period of 2004. The increase in income from operations was a result of factors described above. Income from operations as a percentage of net sales decreased from 15.2% for the three months ended March 31, 2003 to 13.8% for the same period of 2004 due to the factors described above. We expect that income from operations as a percentage of net sales may be lower than comparable periods before the Acquisition due to the amortization of customer relationships.

Interest, Amortization of Deferred Financing Fees, and Other Expenses. Interest, amortization of deferred financing fees, and other expenses increased $4.0 million, or 692.0%, from $0.6 million for the three months ended March 31, 2003 to $4.6 million for the same period of 2004. The increase was largely attributable to an increase in interest expense of $3.4 million from increased indebtedness, and increased amortization of deferred financing charges as a result of the Acquisition. Interest, amortization of deferred financing fees, and other expenses as a percentage of net sales increased from 1.0% for the three months ended March 31, 2003 to 6.6% for the same period of 2004.

Net Income. Net income decreased by $3.0 million, or 38.1%, from $7.9 million for the three months ended March 31, 2003 compared with $4.9 million for the same period of 2004, for the reasons described above.

Fiscal Year Ended December 31, 2003 Compared with Fiscal Year Ended December 31, 2002

Net Sales. Net sales increased by $52.8 million, or 25.9%, from $203.9 million for the fiscal year ended December 31, 2002 to $256.7 million for fiscal 2003. The increase in net sales was primarily attributable to strong growth in new product introductions of Mid Continent’s Signature product line. Secondarily, increased sales of UltraCraft’s Destiny and Vision lines contributed to the increase in net sales. To a similar degree, net sales were higher in fiscal 2003 because the fiscal year ended December 31, 2003 includes a full year of StarMark sales, while the fiscal year ended December 31, 2002 only includes StarMark sales since the acquisition on March 25, 2002. Lastly, to a lesser extent, net sales increased due to a general increase in our active customer base.

Cost of Sales. Cost of sales increased by $30.6 million, or 21.6%, from $141.7 million for the fiscal year ended December 31, 2002 to $172.3 million for same period of 2003. The increase was primarily attributable to our increased sales volume. Cost of sales as a percentage of net sales decreased from 69.5% for the fiscal year ended December 31, 2002 to 67.1% for fiscal 2003.

Gross Profit. Gross profit increased by $22.3 million, or 35.8%, from $62.2 million for the fiscal year ended December 31, 2002 to $84.4 million for fiscal 2003. Gross profit as a percentage of net sales increased from 30.5% for the fiscal year ended December 31, 2002 to 32.9% for fiscal 2003. Gross profit as a percentage of net sales improved primarily as a result of increased leverage of fixed overhead costs over increased sales. Secondarily, margin increased as a result of negotiated materials price reductions, and to a similar degree, improved operational efficiencies through improvements at our manufacturing facilities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $11.9 million, or 32.9%, from $36.0 million for the fiscal year ended December 31, 2002 to $47.9 million for fiscal 2003. The increase in selling, general, and administrative expenses is primarily attributable to increased sales and marketing expense to generate new customers, market our new products, and support our increased sales volume. Secondarily, fiscal 2003 includes $2.1 million of management bonuses related to the Acquisition. Lastly, to a lesser extent, general and administrative expenses were higher in order to support our increased sales volume. Selling, general and administrative expenses as a percentage of net sales increased from 17.7% for the fiscal year ended December 31, 2002 to 18.7% for fiscal 2003.

Other Expenses. Other operating expenses were $4.1 million for the fiscal year ended December 31, 2003. This was a one-time lease termination charge related to the Yucca, AZ distribution center, which was subsequently disposed of in the same period. There were no other operating expenses during fiscal 2002.

Income from Operations. Income from operations increased by $6.3 million, or 24.0%, from $26.1 million for the fiscal year ended December 31, 2002 to $32.4 million for fiscal 2003. The increase in income from operations was a result of factors described above, including the increase in gross profit as a percentage of net sales from 30.5% to 32.9% and the increase in net sales from $203.9 million to $256.7 million. Income from operations as a percentage of net sales decreased from 12.8% for the fiscal year ended December 31, 2002 to 12.6% for fiscal 2003.

Interest, Amortization of Deferred Financing fees, and Other Expenses. Interest, amortization of deferred financing fees, and other expenses increased $3.0 million, or 86.1%, from $3.5 million for the year ended December 31, 2002 to $6.5 million for fiscal 2003. The increase was largely attributable to higher interest expense of $2.1 million from increased indebtedness, and increased amortization of deferred financing charges as a result of the Acquisition. Interest, amortization of deferred financing fees, and other expenses as a percentage of net sales increased from 1.7% for the year ended December 31, 2002 to 2.5% for fiscal 2003.

Net Income. Net income increased by $3.2 million, or 14.4%, from $22.6 million for the fiscal year ended December 31, 2002 compared with $25.9 million for fiscal 2003, for the reasons described above.

Fiscal Year Ended December 31, 2002 Compared with Fiscal Year Ended December 31, 2001

Net Sales. Net sales increased by $67.0 million, or 49.0%, from $136.9 million for the fiscal year ended December 31, 2001 to $203.9 million for fiscal 2002. Of the increase, $43.6 million resulted from our acquisition of StarMark in 2002. The remaining increase was attributable to strong growth in Mid Continent’s Signature product line, primarily resulting from improvements designed to reposition its appeal to customers who carry both stock and semi-custom cabinets. In addition, there was an increase of 1.4% in average sales prices across all brands.

Cost of Sales. Cost of sales increased by $45.1 million, or 46.7%, from $96.6 million for the fiscal year ended December 31, 2001 to $141.7 million for fiscal 2002. Of the increase, $31.0 million resulted from our acquisition of StarMark in 2002. The remaining increase was primarily attributable to $14.1 million in additional materials, labor and overhead to support our increased sales volume. Cost of sales as a percentage of net sales decreased from 70.6% for the fiscal year ended December 31, 2001 to 69.5% for fiscal 2002 largely attributable to leveraging fixed costs as a result of increased sales.

Gross Profit. Gross profit increased by $21.9 million, or 54.4%, from $40.2 million for the fiscal year ended December 31, 2001 to $62.2 million for fiscal 2002. Of the increase, approximately $12.6 million resulted from our acquisition of StarMark in 2002. Gross profit as a percentage of net sales increased from 29.4% for the fiscal year ended December 31, 2001 to 30.5% for fiscal 2002. The increased margin is primarily attributable to negotiated materials price reductions and, to a similar extent, operational efficiencies gained through improvements at our manufacturing facilities. Lastly, margin was higher because of increased leverage of fixed overhead costs as a result of increased sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $6.0 million, or 20.0%, from $30.0 million for the fiscal year ended December 31, 2001 to $36.0 million for fiscal 2002. The increase is attributable to approximately $8.4 million as a result of our acquisition of StarMark in 2002, $1.9 million due to our increased sales and marketing expense to generate new customers, market our new products, and support our increased sales volume and a $0.9 million impairment charge related to the write-down of certain equipment at our Yucca distribution center offset by a $3.4 million decrease attributable to the discontinuation of amortization of goodwill. Selling, general and administrative expenses as a percentage of net sales decreased from 21.9% for the fiscal year ended December 31, 2001 to 17.7% for fiscal 2002, largely attributable to increased leveraging of fixed costs as a result of increased sales coupled with the discontinuation of the amortization of goodwill.

Income from Operations. Income from operations increased by $15.9 million, or 155.6%, from $10.2 million for the fiscal year ended December 31, 2001 to $26.1 million for fiscal 2002. Of the increase, approximately $4.9 million resulted from our acquisition of StarMark in 2002. Income from operations also increased as a result of the factors described above. Income from operations as a percentage of net sales increased from 7.5% for the fiscal year ended December 31, 2001 to 12.8% for fiscal 2002.

Other Expenses. Other expenses decreased $0.3 million, or 7.4%, from $3.8 million for the year ended December 31, 2001 to $3.5 million for fiscal 2002. Other expenses as a percentage of net sales decreased from 2.8% for the year ended December 31, 2001 to 1.7% for fiscal 2002.

Loss on Discontinued Operations. In 2001, we discontinued our Robinson Wood Products operations, a business which manufactured cabinetry for recreational vehicles. The loss from discontinued operations was $0.4 million and the loss on disposal of assets was $4.0 million.

Net Income. Net income increased by $20.7 million from $1.9 million for the fiscal year ended December 31, 2001 to $22.6 million for fiscal 2002, for the reasons described above.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash needs are working capital, capital expenditures, display cabinets, tax distributions, and debt service. We finance these cash requirements through internally-generated cash flow and funds borrowed under our credit facilities. Since the Acquisition, these borrowings consist of the revolving credit portion of our new credit facility which was effective with the Acquisition and is described below. Net working capital is comprised of current assets, excluding cash and cash equivalents, minus current liabilities, excluding current maturities of long-term debt and accrued interest and accrued tax distributions to our limited partners. Net working capital was $25.2 million at March 31, 2004 compared to $20.2 million at March 31, 2003. Net working capital was $15.7 million at December 31, 2003 compared to $12.6 and $7.5 million at December 31, 2002 and 2001, respectively.

Cash provided by operating activities was $2.1 million for the three months ended March 31, 2004, compared with $1.7 million for the same period of 2003, an increase of $0.4 million. Much of the increase was due to the changes in operating assets and liabilities, which used $1.5 million less cash during the three months ended March 31, 2004, as compared to the same period of the prior year. This was offset by a decrease in net income from continuing operations before depreciation and amortization of $1.1 million during the same periods. We expect cash provided by operating activities to continue to grow along with net sales and gross profit, net of seasonal changes in operating assets and liabilities.

Cash provided by operating activities was $35.8 million for the year ended December 31, 2003, compared with $27.8 and $14.0 million in the years ended December 31, 2002 and 2001, respectively. Factors that increased cash provided by operating activities include the increase in net income of $3.2 million, plus increases in non-cash expenses of $4.1 million in losses on the Yucca lease termination, $0.1 million in losses on equipment disposals, and $2.1 million in depreciation and amortization expense. These factors that increased operating cash a total of $9.5 million were offset by changes in operating assets and liabilities which decreased operating cash $1.5 million. We expect cash provided by operating activities to continue to grow along with net sales and gross profit, net of seasonal changes in operating assets and liabilities.

Cash used in investing activities was $3.7 million for the three months ended March 31, 2004, compared to $1.0 for the same period of 2003. The increase in cash used in investing activities was primarily the result of an increase in capital expenditures. These expenditures were $2.1 million for three months ended March 31, 2003 compared to $0.4 million during the same period of 2003. Additionally, expenditures for display cabinets were $1.6 and $0.8 million for the three months ended March 31, 2004 and 2003, respectively. Going forward, we expect cash used in investing activities to primarily consist of capital expenditures and expenditures for display cabinets.

Cash used in investing activities was $327.0 million for the year ended December 31, 2003, compared to $19.8 and $2.9 million for the years ended December 31, 2002 and 2001, respectively. The increase in cash used in investing activities was primarily the result of $316.3 million for the Acquisition and $5.0 million to purchase the Mohave capital lease (which was subsequently disposed in August 2003). Cash used in investing activities for the fiscal year ended December 31, 2002 included $15.7 million for the purchase of StarMark. Capital expenditures for fiscal 2003 were $3.1 million compared to $1.8 and $1.1 million in fiscal 2002 and 2001, respectively. Expenditures for display cabinets were $2.7, $2.3, and $1.8 million and for the years ended December 31, 2003, 2002 and 2001, respectively.

Cash used in financing activities was $0.3 million for the three months ended March 31, 2004, compared with $0.7 million in the same period of 2003. This decrease was primarily due to tax distributions in 2003 which were not necessary during the same period of 2004 because of additional tax amortization of intangibles which was recorded as part of the Acquisition. This was offset by net payments of loans of $1.2 million during the three months ended March 31, 2004, compared to net borrowings of $2.7 million during the same period of the prior year. Additionally, $0.9 million of cash was generated during the three months ended March 31, 2004 through the issuance of additional equity. Cash used in financing activities should continue to increase as the cash generated above is used to pay down debt and make member tax distributions.

Cash provided by financing activities was $293.7 million for the year ended December 31, 2003, compared with cash used of $7.9 and $10.7 million in the years ended December 31, 2002 and 2001, respectively. The capitalization of the Acquisition generated $329.6 million in cash during fiscal 2003. This was offset by payments of $5.0 million on our borrowing facilities and $11.9 million in financing fees. The remaining difference was due to increased tax distributions in 2003 as a result of increased taxable net income to our owners. Due to the structure of the Acquisition, some of our parent’s equity holders, representing approximately 95.8% of total ownership, will be able to deduct for tax purposes, over 15 years, the related goodwill and certain identifiable intangible assets resulting from the new cost basis of our business. We expect this amortization to reduce the taxable income attributable to our equity holders by approximately $264.5 million over the next 15 years and accordingly reduce our tax distributions to them. Additionally, as a result of the Acquisition, our assets and liabilities were adjusted to their fair value to the extent of the approximately 97.7% change of ownership as of the closing. This, together with our aggregate borrowings in connection with the Acquisition, will result in our depreciation, amortization and interest expenses being higher in periods following the Acquisition.

Prior to the Acquisition, our credit facilities consisted of two term loans and a revolving bank loan. The term loan was separated into two tranches, which bore interest at LIBOR plus 3.0% and 3.5% respectively. Interest on the revolving loan facility was 6.25% as of December 31, 2002. Borrowings under these credit facilities were secured by substantially all of the company’s assets. As of December 31, 2002 total debt under these facilities was $24.7 million, which consisted of $13.5 million of long-term debt and $11.3 million of current debt. There was also a $4.5 million capital lease debt obligation as of December 31, 2002. Borrowings under the credit facility were secured by substantially all of our assets.

On October 21, 2003, concurrently with the Acquisition, we entered into a new $70.0 million senior credit facility and issued $150.0 million of 9% senior subordinated notes.

Our new senior credit facility consists of a $25.0 million revolving credit facility and a $45.0 million term loan facility. In order to comply with the working capital adjustment provision of the unit purchase agreement relating to the acquisition, we borrowed $5.0 million under the new revolving credit facility on the closing date. In addition, availability under the revolving credit facility was reduced by $3.5 million as a result of the issuance of a letter of credit to replace a letter of credit issued pursuant to our credit facility in effect prior to the acquisition. For the period October 21, 2003 through December 31, 2003 we repaid $5.0 million on our revolving credit facility. The borrowings under the revolving credit facility will be available until its maturity to fund our working capital requirements, capital expenditures and other general corporate needs. The revolving credit facility will mature on October 21, 2008 and has no scheduled amortization or commitment reductions. The term loan facility will mature on October 21, 2009 and has quarterly scheduled amortization, beginning March 31, 2004, of $1.25 million in the 2004 and 2005 years, $1.875 million in the 2006 and 2007 years, and $2.5 million in the 2008 and 2009 years. Our term loan facility currently bears interest at LIBOR plus 3.25%, and our revolving credit facility currently bears interest at LIBOR plus 2.75%. Beginning upon our delivery of financial reports to our lenders with respect to the fiscal quarter ending March 31, 2004, the applicable margin percentage under the revolving loan facility will be subject to adjustments based on the ratio of our total indebtedness to our consolidated EBITDA (as defined in the credit agreement). Additionally, on the last day of each calendar quarter, we will be required to pay each lender a 0.50% per annum commitment fee in respect of any unused commitments of such lender under the revolving loan facility subject to adjustment in a manner similar to the adjustment for the applicable margin for the revolving credit facility. In addition, commencing with the year ending December 31, 2004, we will be required to make annual mandatory prepayments of the term loan under our senior credit facility in an amount equal to 50% of excess cash flow (as defined in the senior credit facility). The term loan will also be subject to mandatory prepayments in an amount equal to (a) 50% of the net cash proceeds from certain equity issuances; (b) 100% of the net cash proceeds of certain debt and preferred stock issuances; (c) 100% of the net cash proceeds of certain asset sales or other dispositions of property; and (d) 100% of all casualty and condemnation proceeds, in each case subject to certain exceptions.

We are required to pay cash interest on our 9% senior subordinated notes semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2004. The notes have no scheduled amortization and mature on November 1, 2011.

Our senior credit facility and the indenture for the 9% senior subordinated notes impose certain restrictions on us, including restrictions on our ability to incur indebtedness, pay dividends, make investments, grant liens, sell our assets and engage in certain other activities. In addition, the senior credit facility requires us to comply with certain financial ratios and covenants which currently require us to:

•	not exceed a maximum leverage ratio of 5.70x;

•	not fall below a minimum interest coverage of 2x;

•	not fall below a minimum fixed charge coverage ratio of 1.10x; and

•	not permit capital expenditures in excess of $10.5 million.

These ratios and covenants change over time. On March 31, 2004, we were in compliance with all financial covenant ratios.

Indebtedness under the senior credit facility is secured by substantially all of our assets, including our real and personal property, inventory, accounts receivable, intellectual property and other intangibles. In addition, the senior credit facility is guaranteed by our parent and secured by its assets (including our equity interests), as well as guaranteed by and secured by the equity interests and substantially all of the assets of our current and, if any, future subsidiaries, with certain exceptions.

We anticipate that the funds generated by operations and funds available under the revolving loan will be sufficient to meet working capital requirements and to finance capital expenditures over the next several years. There can be no assurance, however, that our business will generate sufficient cash flow from operations, that anticipated net sales growth and operating improvements will be realized or that future borrowings will be available under our senior credit facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

IMPACT OF THE ACQUISITION

As a result of the Acquisition, our assets and liabilities were adjusted to their fair value to the extent of the approximately 97.7% change of ownership as of the closing. We also increased our aggregate borrowings in connection with the Acquisition. Accordingly, our depreciation, amortization and interest expenses are and will continue to be higher since the Acquisition. The total purchase price over the value of our identifiable tangible and intangible assets at the closing was allocated to goodwill and is subject to periodic (at least annually) impairment review. This allocation resulted in goodwill of $148.5 million. Due to the structure of the Acquisition, some of our parent’s equity holders, representing approximately 95.8% of total ownership, will be able to deduct for tax purposes, over 15 years, the related goodwill and certain identifiable intangible assets resulting from the new cost basis of our business. We expect this amortization to reduce the taxable income attributable to our equity holders by approximately $264.5 million over the next 15 years and accordingly reduce our tax distributions to them.

CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual cash obligations, including payments to be made pursuant to the management and monitoring agreement, but excluding borrowings and repayments of revolving loans under our new senior credit facility:

Contractual Obligations	Total	Less Than 1 year	1-2 years	3-5 years	More than 5 Years
	(in millions)
Term loan under our new credit facility(1)	$52.5	$6.9	$15.6	$19.6	$10.0
Operating leases	1.9	0.9	1.0	–	–
Senior subordinated notes	260.0	14.1	27.4	41.1	177.4
Management fees	7.0	1.0	2.0	3.0	1.0	(2)

Total contractual cash obligations	$321.0	$22.9	$46.0	$63.7	$188.4

(1)	Assumes an interest rate 4.35%.

(2)	In connection with the Acquisition, we entered into a management and monitoring agreement with affiliates of each of SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C. Pursuant to the management and monitoring agreement, we will pay such affiliate entities an aggregate annual fee of $1.0 million for so long as they maintain certain levels of equity ownership in our parent.

TAXES; DISTRIBUTIONS TO OUR LIMITED PARTNERS

We are a limited partnership. As such, our income is allocated to our limited partners for inclusion in their respective tax returns. Accordingly, no liability or provision for Federal income taxes and deferred income taxes attributable to our operations are included in our financial statements. We are subject to various state and local taxes.

Our new senior credit facility and the indenture governing our 9% senior subordinated notes permit us, subject to certain thresholds, to make distributions to our parent to permit it to make further distributions to its equity holders to pay taxes on our net income allocated to them. There have not been any tax distributions from October 21, 2003 through December 31, 2003.

INFLATION; SEASONALITY

Our cost of sales are subject to inflationary pressures and price fluctuations of the raw materials we use. We have generally been able over time to recover the effects of inflation and price fluctuations through sales price increases.

Our sales have historically been moderately seasonal and have been strongest in April through October.

INTEREST RATE RISK

We are subject to interest rate market risk in connection with our long-term debt.

Our principal interest rate exposure relates to the term loan and revolving loan under our new senior credit facility. We have a $45.0 million term loan outstanding, bearing interest at variable rates based on LIBOR or the alternate base rate. Each quarter point increase or decrease in the interest rate on the term loan would change our interest expense by approximately $0.1 million per year. While there was no outstanding balance, our new revolving credit facility provides for borrowings of up to $25.0 million, which will also bear interest at variable rates. Assuming the revolver is fully drawn, each quarter point increase or decrease in the applicable interest rate would change our interest expense by approximately $0.1 million per year. In the future, we may enter into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” requiring the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of the provisions of this statement did not affect our financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This statement was to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Effective January 1, 2003, we adopted the provisions of SFAS 146, which had no impact on our financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition and initial measurement provisions of FIN 45 were effective for any guarantees that were issued or modified after December 31, 2002. The disclosure requirements of this interpretation were effective for us on December 31, 2002. The adoption of this statement did not have a material effect on our financial statements.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities an Interpretation of ARB No. 51.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. We do not have ownership in any variable interest in variable interest entities and will apply the consolidated requirements of FIN 46 in future periods if we acquire an interest in a variable interest entity.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation Transition and Disclosure as Amendment to FAS 123.” SFAS 148 provides two additional transition methods for entities that adopt the preferable, fair value based method of accounting for stock based compensation. In addition, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendments to SFAS No. 123, which provide for additional transition methods, are effective for periods beginning after December 15, 2002. The transition methods were not applicable to us and therefore had no impact on our financial statements.

In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments

and Hedging Activities.” SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. Otherwise, it is effective on July 1, 2003. The adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

INDUSTRY OVERVIEW AND TRENDS

GENERAL

The estimated demand for U.S. cabinet shipments in 2003 was $12.9 billion according to Catalina Research. Since 1987, demand has increased from $4.2 billion at a compound annual growth rate of 7.3% driven by the repair and remodeling of existing homes and new home construction activity. Cabinet sales historically have been correlated with both remodeling and repair as well as new home construction, with sales from the repair and remodeling market accounting for approximately two-thirds of total cabinet demand. Between 2003 and 2009, Catalina expects the market to grow at a compound annual growth rate, or CAGR, of 9.1% to $21.7 billion.

The cabinet industry is highly fragmented. We believe there are over 5,000 cabinet manufacturers, the majority of which operate locally with fewer than 50 employees, and only six of which have in excess of $200 million in annual sales in 2002. We believe this fragmentation provides a significant opportunity for competitors to acquire additional market share by providing superior customer service and offering products across a broad range of price points, styles, materials and customization levels.

Since 1987, the U.S. cabinet industry has experienced a downturn only twice. In 1989 and 1991, the value of U.S. shipments declined 2.3% and 10.3%, respectively. In both cases, shipments rebounded during the following year to levels above the previous high.

REPAIR AND REMODELING MARKET

Repair and remodeling expenditures have grown steadily over the last few years, reflecting the need to address the aging U.S. housing stock, shifts in homeowner preferences to emphasize the kitchen and bathroom and, more recently, low interest rates and rising home prices. According to the Home Improvement Research Institute, annual repair and remodeling expenditures have grown from $111.4 billion in 1992 to an estimated $212.0 billion in 2003, representing a compound annual growth rate of 6.0%.

The repair and remodeling market is generally less cyclical than the new home construction market and is in line with growth in the U.S. cabinet industry. Over the next decade, we expect the repair and remodeling market to exhibit continued strength as a result of the rising prices of existing homes, which bolster new investment; the increase in home ownership rates, which adds new owners to existing homes that are in need of remodeling; and the aging of the U.S. housing stock, which requires modernization and refurbishment.

NEW HOME CONSTRUCTION MARKET

New home construction activity also has exhibited strong growth. Although several industry sources forecast that new home sales may modestly decline over the near term, we believe that, over the long-term, favorable population demographics will serve to preserve growth. New household formations have grown at a rate of approximately 1.2 million homes per year over the past two decades. The Department of Housing and Urban Development projects that the number of households will continue to grow at this rate between 2000 and 2010, adding nearly 1.2 million new households per year, representing a compound annual growth rate of 1.1%. In addition to rising homeownership levels, aging U.S. housing stock and strong housing starts, other factors which support long-term demand for new home construction activity include increased immigration and minority homeownership trends.

The growth in cabinet shipments has been greatly influenced by increased demand for larger kitchens and more bathrooms. Responding to demographic shifts and customer preferences, the median single-family home size has increased from 1,755 square feet in 1987 to 2,113 square feet in 2002, a 20.0% increase. Whereas older homes placed less emphasis on the kitchen relative to the design and features of other common areas, current customer preferences include larger kitchens with design-oriented features reflecting the kitchen’s new role as the central gathering place within the home.

CABINET INDUSTRY SEGMENTS

The U.S. market for cabinets is comprised of three major price points: stock, semi-custom and custom. The largest segment, stock cabinetry, represents an estimated 57% of the market. Stock cabinetry is the lowest cost alternative and characterized as made-to-order with the fewest set of options, which generally are limited to standard manufacturing guidelines. In contrast to stock cabinets, semi-custom products are made-to-order from a broader set of options. Semi-custom cabinetry is higher-priced and represents an estimated 29% of the market. Custom represents the highest price point and accounts for an estimated 14% of the market. Custom cabinets are made-to-order, with an unlimited selection of materials, finishes and options.

DISTRIBUTION

Cabinet products generally are distributed through four main channels: dealers, home centers, wholetailers and direct to home builders. Dealers and wholetailers are two highly fragmented channels with, we believe, more than 10,000 combined estimated outlets. Dominated by “big box” retailers such as The Home Depot and Lowe’s companies, the home center channel is less fragmented and typically serves the do-it-yourself, remodeling and contractor markets and generally has limited resources available to service customers. Home builders also represent a highly fragmented channel with more than 5,000 builders in the United States. In the 1990s, distribution patterns shifted as a result of the home centers’ penetration of the cabinet market. Focused primarily on cabinets, dealers and wholetailers have preserved market share by adjusting product offering towards more upscale cabinet lines and design services, effectively differentiating themselves by providing the full service and expertise not available at the larger, chain-oriented home centers.

BUSINESS

OUR COMPANY

We are a leader in manufacturing, assembling and finishing kitchen and bathroom cabinetry in the United States. We provide our customers with a single source for a broad range of high-quality cabinetry, including stock, semi-custom and custom cabinets. Our products are manufactured in both framed and frameless, or full access, construction. We market our products through four brands: Mid Continent Cabinetry® , UltraCraft®, StarMark® and Fieldstone®. Each of these brands represents a distinct line of cabinetry and has been in operation for over 18 years, with Mid Continent, our original brand, having been established in 1966. We believe each brand is well recognized and highly respected throughout the industry for its attractive style, flexibility, quality and value.

We believe our product offering, developed through strategic acquisitions and substantial internal enhancements, represents one of the most comprehensive in the industry, with a broad range of price points, styles, materials and customization levels. In 2000, we acquired UltraCraft, a semi-custom full access cabinet line. In 2002 we acquired StarMark, consisting of the StarMark brand, a high-end semi-custom framed cabinet line, and the Fieldstone brand, a high-end semi-custom and custom framed cabinet line. These acquisitions, combined with our stock and semi-custom framed cabinet line, Mid Continent Cabinetry, have formed a well-balanced platform that has generated significant growth. We have also made substantial investments to enhance our existing product lines, introduce new products and expand capacity at our manufacturing facilities. As a result of our strategy, we currently offer more than 16,000 door and finish combinations for wood, thermofoil, high-pressure laminate and melamine cabinets, ranging in price from $80 to $650 per cabinet. With such a broad range of cabinetry products, we are able to compete in multiple segments of the market.

We primarily sell our products to kitchen and bathroom cabinetry dealers as well as to wholesale retailers, or wholetailers, and directly to home builders. In 2003, kitchen and bathroom cabinetry dealers accounted for 68.0% of our net sales, while wholetailers and our own retail stores accounted for an additional 9.6% and home builders accounted for 17.8% of net sales. We have an extensive network of over 2,500 active customers and 116 sales representatives (of which 22 sell for more than one division), which includes both internal and independent sales representatives. Our products are sold in the repair and remodeling and new home construction markets. We have national distribution capabilities for all of our brands though six manufacturing facilities, five service and distribution centers, two warehouses and five retail locations strategically located throughout the United States. As a result, our net sales are balanced throughout the four geographic quadrants of the United States, with no quadrant accounting for more than 29% of net sales in 2003.

We have experienced significant growth, both organically and through acquisitions, over the past three years. We believe that our broad product line coupled with our new product offerings, recent new customer additions, primary focus on the dealer channel, delivery of quality customer service and investment in manufacturing capacity provides a strong platform for continued growth in sales and profitability.

Our Competitive Strengths

We believe our extensive national dealer network, broad product offering supported by new product introductions, diverse revenue base, new customer growth, operating model focused on free cash flow and a strong and incentivized management team will allow us to continue to grow our net sales, increase market share and increase profitability.

Extensive National Dealer Network. We believe our market position is enhanced by our strategy of primarily selling through an extensive national network of over 2,300 dealers and wholetailers. According to Kitchen and Bath Business, the dealer and wholetailer channels accounted for 52.1% of U.S. cabinet industry sales in 2002. These channels (including our Kitchen and Bath Ideas retail stores) accounted for approximately 77.6% of our sales during the same year. In order to preserve our channel positioning and avoid conflicts with our existing dealers, we minimize sales to large home centers, which accounted for approximately 2.0% of our net sales in 2003. We prefer dealers over home centers as a distribution channel for our products because dealers are more focused on customer service and product quality rather than price, and as a result, better represent our products. We believe we have developed strong relationships with our dealers based upon superior customer service, accurate and timely deliveries, quality products and competitive pricing. We believe these relationships provide us an advantage as dealers often influence the consumer’s decision at the point-of-sale, given that consumers are generally not familiar with a specific brand or style of cabinetry prior to their interaction with a dealer.

Broad Product Offering Supported by New Product Introductions. We offer cabinetry for all segments of the market in a distinct and deep selection of products. Our broad product offering includes framed and full access product lines and cabinetry for the stock, semi-custom and custom markets. Cabinetry dealers typically carry products at a variety of price points, styles, materials and customization levels. By providing a range of products in each category, we are well positioned to meet the cabinetry needs of our customers. We further seek to differentiate and support our existing product platform by consistently offering new products within each of our brands. These new product introductions are aimed at addressing changes in consumer preferences or enhancing our existing product offering. Most of our new product introductions involve new components, door styles or finishes to existing product lines and are not major changes to the structure of the cabinets or our manufacturing process. These variations provide our customers with the opportunity to update their offerings to consumers.

Diverse Revenue Base. We have a diverse base of revenues given our broad network of over 2,500 dealers, wholetailers and home builders, with no one customer accounting for more than 7% of net sales in 2003. Our net sales are also balanced throughout the four geographic quadrants of the United States, with no quadrant accounting for more than 29% of net sales in 2003. Our products are sold in the repair and remodeling and new home construction markets. These end markets exhibit different, often counter-balancing, demand characteristics, which, when combined with our geographically balanced sales, provide a greater ability to sustain our financial performance through broader fluctuations of the U.S. economy. Furthermore, in line with the industry trend discussed above, we believe that our cabinets are increasingly being sold for use in less traditional applications, such as entertainment centers, home offices, laundry rooms and garages.

Substantial New Customer Growth. Through a combination of improved sales and marketing efforts, attractive new product introductions and increased capacity from the addition of a new facility in Lynchburg, Virginia, we have grown the number of our active customer accounts (defined as customers to whom we have made a sale within the last six months) from approximately 1,800 active customers for each of our three business divisions combined at the end of 2001 to over 2,500 as of December 31, 2003, representing approximately 39% growth during such period. We believe our new customer accounts, which typically take six to twelve months to fully develop, represent a significant opportunity to increase our market share, and will help drive organic growth.

Strong Cash Flow. Our operating model has generated substantial cash flow available for repayment of debt, as a result of our improvement in our profit margins and modest working capital and capital expenditure requirements. Since 2001, capital expenditures and capitalized display expenditures of our three business divisions, taken together, averaged $5.2 million, or 2.4% of net sales. We also have low working capital requirements as all of our products are made to order. Our parent’s equity holders will be able to deduct for tax purposes, over 15 years, the related goodwill and certain identifiable intangible assets resulting from the new cost basis of our business. We expect this amortization to reduce the taxable income attributable to our equity holders by approximately $264.5 million over the next 15 years.

Strong and Incentivized Management Team with Proven Execution Capabilities. Over the past five years, we have attracted and retained a strong senior executive team supported by a team of experienced and accomplished functional managers. Our continuing senior management team has an average of almost 20 years experience in the building products industry. Our management team has demonstrated strong operating capabilities through the execution of our business strategy that has generated substantial internal growth and margin expansion, as well as the successful integration of our strategic acquisitions. The capabilities and depth of our management team was enhanced by the addition of Mark Buller as chief executive officer on October 21, 2003. Mr. Buller has extensive experience working with cabinet dealers and has been chief executive officer or a division president for cabinet manufacturers for the past eight years. From 1996 to 1999, Mr. Buller was president of Kitchen Craft Cabinets, a Canadian cabinetry maker, and following its acquisition by Omega Cabinets, Ltd., Mr. Buller continued as president of Kitchen Craft from 1999 to 2000. Mr. Buller was appointed chief executive officer of Omega in 2000 and remained in that position until 2002, leaving Omega after it was sold to Fortune Brands, Inc. for approximately $538 million. Members of our senior management team hold, or have rights to receive upon certain corporate events, approximately 6.9% of our parent’s outstanding limited partnership units.

Our Strategy

Our financial and operational success has been driven by a focus on our network of dealers and wholetailers and providing accurate, timely deliveries of high quality products at competitive prices, supported by strong customer service. We will continue to seek to increase market share and improve margins through the principal strategies outlined below.

Drive Incremental Sales Growth. We believe that several opportunities exist to grow our net sales and continue to increase our market share:

•	Expand Regional Penetration. While our net sales are geographically balanced across the United States, we have targeted geographic regions, such as the East Coast, the western United States, where we believe we can increase our market penetration. In pursuit of this initiative, we converted our Lynchburg, Virginia facility, acquired in 2002 as part of our acquisition of StarMark, to a Mid Continent manufacturing facility. This conversion is significantly enhancing access to East Coast markets for our Mid Continent products, increasing our capacity for future growth and enabling us to pursue more aggressive sales and marketing efforts in this region. Prior to Lynchburg’s conversion, all Mid Continent cabinets were manufactured in the Midwest, making its products less competitive on the East Coast in terms of lead-time and cost due to a higher freight expense. In addition, we have not focused on selling our UltraCraft brand of cabinets in the western United States or selling any of our products in Canada, but plan to evaluate opportunities to increase sales in these regions.

•	Continued New Product Introductions. Our organic growth has been driven, in part, by our frequent and successful new product introductions. For example, in April 2002, we introduced the Vision product line at UltraCraft. This new product line has been well received in the marketplace, with displays already installed at approximately 47% of UltraCraft’s active customers. Other, more typical new product introductions involve new components, door styles or finishes to existing product lines, and provide the opportunity to generate new sales with dealers who seek to update their product offerings. Furthermore, since 2000, we have streamlined our product development cycle and significantly improved our time to market for such products, providing us with a greater opportunity to increase sales at each of our brands with new product introductions. For example, at Mid Continent, for the fiscal year ended December 31, 2003, we generated approximately $37.7 million in net sales from new products introduced during the last three years. We believe we will be able to continue to deliver new product introductions each year to support further organic growth.

•

Continue Strong Operational Performance to Support Sales Growth. Our high quality products, low warranty expense and sustained record of on-time and complete deliveries provides the operational platform to support future sales growth in an industry where consistent high service levels are a competitive advantage. We believe our operational performance is a key factor in our strong sales growth at Mid Continent and UltraCraft. Our proven capabilities were demonstrated by the completed operational initiatives as part of our successful integration of StarMark. In 2002, we consolidated production into our Sioux Falls facility and re-designed the layout of that plant to drive increased manufacturing efficiencies and foster improved product quality and customer service. As a result, we have improved profitability and key operating metrics at StarMark since we acquired it. For example, we have reduced StarMark’s warranty expense as a percentage of net sales (a key indicator of customer satisfaction) by over 40% during the year ended December 31, 2003 to a level that we believe is better than the industry average. With the operational initiatives at StarMark completed, we are in a position to launch new sales and marketing programs that we believe will drive increased sales.

Continue to Grow Our Customer Base. We intend to continue adding new customers to our network and expanding our sales to our existing base of 2,500 active customers, including more than 2,300 dealers and wholetailers. The dealer channel is highly fragmented with what we estimate are approximately 10,000 dealers in the U.S. and Canada. We believe attracting additional dealers to our network represents a substantial opportunity for growth. Since December 31, 2002, we have added approximately 290 new dealers. We believe our strategy of focusing on selling through dealers and avoiding the conflicts that arise by selling extensively to home centers places us in a strong position with our customer base when compared to our competitors. In addition, our four core brands, with distinct product offerings in all segments of the market, allow us to easily manage our brand positioning and be highly responsive to our customers. These strengths should benefit our efforts to increase our market share at existing dealers and add new dealers in targeted regions. We also continually monitor the sales volume and credit worthiness of our dealers to further enhance our network and we aim to maximize the sales potential of our customers by providing frequent dealer training, extensive product literature and attractive displays.

Target Continued Margin Enhancement. We have demonstrated steady margin improvement by introducing new products, improving operating metrics and efficiencies and leveraging our scale to drive purchasing and operating expense savings. Since centralizing our purchasing in June 2000, we have achieved approximately $8.1 million in annualized purchasing savings through December 2003. We believe we can drive additional cost savings and further improve our margins with the recent addition of a new facility in Winnipeg, Canada. We plan to utilize this facility to manufacture wood components which are currently purchased from third parties in order to take advantage of Winnipeg’s lower labor costs compared to our other locations. We currently purchase approximately $20.0 million of such components from third parties annually. In addition, the planned expansion at our Liberty facility will provide additional capacity and therefore greater opportunities to leverage our fixed overhead, drive sales growth and increase our profit margins.

OUR PRODUCTS

We offer a broad product line that encompasses a complete range of price points, styles, materials, and customization levels. Our product offering includes stock, semi-custom and custom cabinets. We offer cabinets in both framed and full access construction and offer more than 16,000 door and finish combinations for wood, thermofoil, high-pressure laminate, and melamine cabinets.

Our business is conducted through three business divisions: Mid Continent Cabinetry, UltraCraft Cabinetry and StarMark Cabinetry (which includes both the StarMark and Fieldstone brands). Within our three business divisions, we market our products through four brands: Mid Continent Cabinetry, UltraCraft, StarMark, and Fieldstone. Mid Continent is our original brand, dating back to 1966. The UltraCraft brand, acquired by us in 2000, was established in 1986, and the StarMark and Fieldstone brands, acquired by us in 2002, were established in 1975 and 1978, respectively. Each brand represents a distinct product line with little or no overlap. As a result, we are able to aggressively market each of our brands to a broad range of customers without significantly competing with our other brands. We believe our attention to brand positioning provides an advantage over some of our larger competitors who offer multiple brands in the same price point.

MID CONTINENT CABINETRY

Mid Continent manufactures a broad range of stock framed cabinetry, offering 44 door styles and approximately 171 door and finish combinations. The Mid Continent product offering includes two distinct product lines: Signature Series and Mid Continent Pro Series, which are differentiated by door style and finish, as well as design options and construction features. Mid Continent’s products accounted for $162.4 million, or approximately 63.0%, of our sales during the fiscal year ended December 31, 2003.

Signature Series

Mid Continent’s Signature Series, the division’s most popular product line, provides features and customization options comparable to a semi-custom product at price points competitive with stock cabinetry. The Signature Series offers numerous door style selections in various wood species, with multiple door and finish combinations. In addition, the Signature Series offers a wide variety of construction upgrades and design options, such as plywood sides and full-extension, dovetail maple drawers, for added style and design. We believe that our Signature Series cabinetry appeals to consumers undertaking remodeling projects, who seek superior design flexibility and attractive appearance relative to stock cabinetry and lower cost and shorter lead-times compared to semi-custom and custom cabinetry. We also believe we appeal to home builders who seek cabinetry that differentiates their homes and gives home buyers the look and feel of custom cabinetry at an affordable price.

Pro Series

Mid Continent’s Pro Series is designed for the value-conscious customer. The Pro Series is manufactured in high quantities and a limited range of finishes with few modification options. We believe that our Pro Series cabinetry primarily appeals to builders who are seeking products for single family and multi-unit dwellings.

ULTRACRAFT CABINETRY

UltraCraft manufactures a full range of stock and semi-custom wall, base, tall, vanity, and specialty cabinets. UltraCraft offers 63 door styles and approximately 11,000 door and finish combinations. All UltraCraft cabinets are full access, offering full-overlay doors that conceal hinges and functional hardware. Full access cabinets provide flush, furniture-style, finished ends and provide greater storage space than traditional framed cabinets. The UltraCraft product offering is comprised of three distinct product lines: Destiny, Vision, and Entreé, each of which are differentiated by finish, color, and style selection, design options, and price. UltraCraft’s products accounted for $40.9 million, or approximately 16.0%, of our sales during the fiscal year ended December 31, 2003.

Destiny Line

UltraCraft’s Destiny line is our high-end semi-custom full access product offering with extensive customization options. Destiny cabinets include thousands of door and finish combinations constructed of wood, thermofoil, melamine, and laminate. In January 2003, we significantly expanded Destiny’s product offering, adding new wood species, door styles including what we believe is the industry’s first inset-looking door in a full access configuration, and finishes. Destiny line products are targeted at affluent, established customers who desire upscale, smartly designed cabinets.

Vision Line

UltraCraft’s Vision line is one of our newest product lines, having been introduced in April 2002. Despite its recent introduction to the marketplace, displays for Vision line cabinets have already been installed at approximately 47% of UltraCraft’s active dealers and sales through December 31, 2003 have exceeded initial estimates. The Vision line includes three door styles and six Italian “Eurotek” veneer finishes, a proprietary technology of an Italian manufacturer from whom we had exclusive distribution rights in North America through the end of 2003. The Vision manufacturing process utilizes this proprietary technology to create a high-end semi-custom style and look at a mid-range price. As a result, we believe our Vision line products are well positioned to target younger, more fashion-oriented consumers.

Entrée Line

UltraCraft’s Entreé line is stock full access cabinetry manufactured in high quantities and in a limited range of sizes and styles, with few modification options. Entreé cabinets are manufactured using 5/8 inch melamine board with full edgebanding, and as such, we believe, are a higher-quality product than most stock cabinets. Entreé cabinets are targeted to be sold primarily to builders for use in new construction projects.

STARMARK CABINETRY

The StarMark and Fieldstone brands collectively comprise our StarMark Cabinetry business division. StarMark products are primarily distributed through a network of independent dealers and, to a more limited degree, five of our own Kitchen and Bath Ideas retail centers. StarMark provides high quality attractively designed semi-custom cabinets which incorporate many of the design features of custom cabinetry at a lower price. StarMark collectively accounted for $53.4 million, or approximately 21.0%, of our revenues for the fiscal year ended December 31, 2003.

StarMark

StarMark is our high-end semi-custom framed cabinetry brand. StarMark includes a complete range of kitchen, bath, and specialty cabinets in numerous door styles and thousands of door and finish combinations. StarMark’s complement of products includes standard and premium offerings, with extensive modification and design flexibility. StarMark’s products are targeted at both middle and upper income consumers.

Fieldstone

Fieldstone is our most premium brand. These cabinets are high-end semi-custom and custom framed products primarily sold through a select, design-oriented dealer base. They are currently marketed under a single product line and are available with either 1/2 inch or 3/8 inch end panels, offering product options similar to those of StarMark, including multiple door styles, thousands of door and finish combinations, using various wood species and finishes. Fieldstone targets upper-income consumers and represents our highest-end product offering.

MANUFACTURING

Although each of our business divisions maintains a separate management structure, we have instituted various measures to ensure company-wide communication and have aligned our work force through financial incentives based upon performance. Our management template utilized within each division drives information to all levels of our company. We believe this leads to greater efficiencies, higher quality, and increased employee satisfaction. Our financial systems are fully integrated on an enterprise-wide basis.

We operate six manufacturing facilities strategically located throughout the United States and Canada. Our largest facility, in Newton, Kansas, is vertically integrated, enabling it to rough mill oak lumber, manufacture oak door and cabinet-box frame parts, and fully assemble cabinet doors, as well as perform machining, assembly and finishing operations for oak and other wood species. Our four remaining plants are primarily machining, assembly and finishing operations. At all of our sites, prior to assembly, rough milled lumber is machined. Panels, shelves, drawers, drawer fronts, doors, floors and back parts are then assembled. The cabinetry is then finished (sanded, stained, varnished and cured) and then assembled. Hardware is then added, and the final product is inspected, packaged and staged for shipment. Our products are made to order and not to stock and accordingly, our inventory levels are low. Following production at one of our facilities, the finished product is shipped to our customers either directly or indirectly or via one of our five distribution centers.

Newton, along with Cottonwood, Minnesota and Lynchburg, Virginia are Mid Continent facilities, with Cottonwood and Lynchburg receiving doors manufactured by Newton and outsourcing their rough mill production of raw materials to third party vendors. Our Liberty, North Carolina facility is an UltraCraft facility, and our Sioux Falls, South Dakota facility is a StarMark facility, producing both StarMark and Fieldstone cabinets. Liberty and Sioux Falls each outsource rough mill production and door manufacturing in all wood species to third party vendors.

We are currently considering alternatives to reduce the level of third party outsourcing at the UltraCraft and StarMark facilities, as well as incorporating additional rough mill production of other wood species within Newton. We believe we can drive additional cost savings and further improve our margins with the addition of a new manufacturing facility in Winnipeg, Canada that was contributed to us as part of the Acquisition. We plan to utilize this facility to manufacture wood components which are currently purchased from third parties in order to take advantage of Winnipeg’s lower labor costs compared to our other locations. We currently purchase approximately $20.0 million of such components annually.

SUPPLIER RELATIONSHIPS

We have developed close relationships with a select group of suppliers with whom we have a long history of doing business. The majority of our purchases from our suppliers are based on purchase orders, rather than long-term written contracts. Dimensioned wood components, wood doors, particle board, thermofoil doors and veneer panels and plywood are the most significant raw materials we purchase, using more than seven different suppliers. We purchased approximately 22.1% of our raw materials during 2003 from our largest supplier, to take advantage of a favorable pricing relationship with that entity. Although we maintain multiple supplier relationships for each of our principal business divisions, vendor selection and price negotiations with common suppliers is coordinated through the executive vice president of operations for our company. Since centralizing our purchasing in this manner in the middle of 2000, we have achieved approximately $8.1 million in annualized purchasing savings.

We believe we have excellent relationships with our suppliers and, because we maintain numerous supplier relationships, are not dependent on any one supplier. In addition, we believe that alternative sources of supply for these materials are available at prices at or near those from our existing relationships.

SALES, MARKETING AND DISTRIBUTION

We sell our products principally through our network of 116 sales representatives (of which 22 carry multiple brands), which is comprised of a combination of internal and independent sales representatives, and five Kitchen and Bath Ideas retail stores. The vast majority of our sales are through our sales representatives, with whom we believe we have established strong relationships by providing superior customer service, timely delivery and quality products at competitive pricing. The chart below sets forth the number our sales representatives selling for each of our divisions.

	Internal Sales Representatives(1)	Independent Sales Representatives(2)
Mid Continent	18	40
UltraCraft	0	33
StarMark	5	42

Total for Norcraft:	23	115

(1)	Represents 23 sales representatives, each selling for one of our business divisions.
(2)	Represents 93 sales representatives, 22 of whom sell for more than one of our business divisions.

We have sales representatives located across the United States, but have targeted certain locations, including the East Coast, the western United States and Canada, as regions where we can substantially increase our market penetration. In pursuit of this, we converted the under-utilized Lynchburg, Virginia facility we acquired as part of our acquisition of StarMark into a Mid Continent manufacturing facility, to enhance Mid Continent’s access to East Coast markets and enable its sales organization to aggressively pursue increased opportunities in this region. Prior to Lynchburg’s conversion, all Mid Continent cabinets were manufactured in the Midwest, making its products less competitive on the East Coast in terms of lead-time and cost due to a higher freight expense.

Our sales and marketing strategy is focused on distributing our products primarily to kitchen and bath dealers and wholetailers. According to Kitchen and Bath Business, the dealer and wholetailer channels accounted for 52% of U.S. cabinet industry sales in 2002. In certain markets, we also sell our products directly to builders. We have developed strong relationships with our dealers by delivering superior customer service, accurate and timely deliveries, quality products and competitive pricing. We believe these relationships provide us an advantage as dealers often influence the consumer’s decision at the point-of-sale, particularly since consumers are generally not familiar with a specific brand or style of cabinetry prior to their interaction with the dealer.

We have national distribution capabilities for all of our brands and our net sales are balanced throughout the four geographic quadrants of the United States with no quadrant accounting for more than 29% of net sales in 2003. In addition, we continually monitor the sales volume and credit worthiness of our dealers to further enhance our network and we aim to maximize the sales potential of our customers by providing frequent dealer training, extensive product literature and attractive displays. For the year ending December 31, 2003, our bad debt expense was .43% of net sales.

We also distribute our products through other channels on a limited basis, including national galleries, our Kitchen and Bath Ideas retail stores and other distributors. Our retail stores, which represented approximately 3.2% of our overall revenues in 2003, sell products from each of our divisions, as well as kitchen appliances, countertops and other kitchen and bath items.

CUSTOMERS

We primarily sell our products to kitchen and bathroom cabinetry dealers and wholesale retailers, or wholetailers, as well as directly to home builders. We have an extensive network of over 2,500 active customers. Our largest customer in 2003 accounted for 6.1% of our sales, and our largest 10 customers accounted for approximately 23.6% of sales during such time. Our customers sell our products in the repair and remodeling and new home construction markets. Other than through our retail locations, we do not generally sell our products directly to home owners.

We seek to attract and retain customers by:

•	delivering our products on time, in the specification and quantity ordered;

•	producing a quality product offering that is regularly updated with new introductions;

•	providing superior customer service and product warranties;

•	supporting dealer and distributor employees through providing cabinet displays, extensive educational programs and substantial promotional materials; and

•	utilizing a professional, nationwide network of sales representatives who have close relationships with desirable dealers.

COMPETITION

The cabinet industry is mature, competitive, large and fragmented, with approximately 5,000 cabinet manufacturers competing for approximately $12.9 billion in sales during 2003 (as estimated by Catalina Research, Inc.) with only six competitors having in excess of $200 million in annual sales in 2002. Key competitive factors in the cabinetry industry include product quality, accurate and timely delivery, value and price. The cabinetry industry is subject to price competition, especially in the stock cabinetry segment of the market.

We have numerous competitors and we expect competition to increase. Our competitors manufacture stock, semi-custom and custom cabinetry. There are relatively low capital requirements for cabinetry assembly, and therefore it is relatively easy for small competitors to enter the industry. Many of our competitors compete on a local or regional basis, but others, like ourselves, compete on a national basis as well. Our competitors include large consolidated operations which house their manufacturing facilities in large and efficient plants as well as relatively small, local cabinetwork manufacturers. Moreover, companies in other building products industries may compete with us.

We believe that we compete favorably with other manufacturers due to the breadth of our product offerings, production capacity and delivery and service. Many of our competitors are larger than we are and may have access to more resources than we do.

INTELLECTUAL PROPERTY

We rely on a combination of trademarks, copyrights and trade secret protection, employee and third party non-disclosure agreements, and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered trademarks, which we believe are widely recognized in the cabinetry industry. With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use of our intellectual property. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position. To date, we have not relied heavily on patents in operating our business.

EMPLOYEES

As of December 31, 2003 we had over 1,800 employees. This total included approximately 1,500 manufacturing employees. Of our total employees, over 18 performed corporate administration and support, over 1,100 were at Mid Continent, over 230 were at UltraCraft and over 430 were at StarMark. None of our employees or any prospective employee is subject to any collective bargaining agreement.

PROPERTIES

We lease our executive offices located in Eagan, Minnesota. We own six separate manufacturing facilities, three of which manufacture Mid Continent cabinets, one of which manufactures UltraCraft cabinets, and one of which manufactures StarMark and Fieldstone cabinets. In addition, we lease seven other non-retail facilities which are used for service and distribution functions and storage. Finally, we lease three and own two retail stores that are engaged in the retail distribution of our products and other non-cabinet products of other industry participants.

Each of our facilities, by function and division, is set forth in the table below:

Location	Owned/ Leased	Approximate Square Footage	Function
Eagan, Minnesota	Leased	16,900	Headquarters
Cottonwood, Minnesota	Owned	128,100	Manufacturing—Mid Continent
Liberty, North Carolina	Owned	159,000	Manufacturing—UltraCraft
Lynchburg, Virginia	Owned	147,600	Manufacturing—Mid Continent
Newton, Kansas	Owned	268,600	Manufacturing—Mid Continent
Sioux Falls, South Dakota	Owned	233,000	Manufacturing—StarMark
Oceanside, California	Leased	1,900	Distribution/Service Center
San Leandro, California	Leased	35,000	Distribution/Service Center
Tampa, Florida	Leased	23,100	Distribution/Service Center
Gilbert, Arizona	Leased	31,500	Distribution/Service Center
Vista, California	Leased	25,900	Distribution/Service Center
Staley, North Carolina	Leased	21,900	Warehouse
Sioux Falls, South Dakota	Leased	13,000	Bargain Center
Brandon, Florida	Leased	3,000	Kitchen and Bath Ideas Retail Store
Clearwater, Florida	Leased	1,600	Kitchen and Bath Ideas Retail Store
Colorado Springs, Colorado	Owned	21,500	Kitchen and Bath Ideas Retail Store
Lynchburg, Virginia	Owned	5,000	Kitchen and Bath Ideas Retail Store
Sioux Falls, South Dakota	Leased	5,200	Kitchen and Bath Ideas Retail Store
Winnipeg, Manitoba	Owned	54,000	Manufacturing

ENVIRONMENTAL REGULATION

Our operations are subject to extensive federal, state and local environmental laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation and discharge of regulated materials into the environment. Permits are required for certain of our operations, and there permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations may result in the payment of fines or the entry of injunctions, or both. We may also incur liability for investigation and clean-up of soil or groundwater contamination on or emanating from current or formerly owned and operated properties, or at offsite locations at which regulated materials are located where we are identified as a responsible party. We do not believe we will be required under existing environmental laws and enforcement policies to expend amounts that will have a material adverse effect on our results of operations of financial condition. The requirements of such laws and enforcement policies, however, have generally become more stringent over time. Also discovery of currently unknown conditions could require responses that could result in significant costs. Accordingly, we are unable to predict the ultimate cost of compliance with environmental laws and enforcement policies.

LEGAL PROCEEDINGS

During the ordinary course of business, we have become and may in the future become subject to pending and threatened legal actions and proceedings. All of the current legal actions and proceedings that we are a party to are of an ordinary or routine nature incidental to our operations, the resolution of which should not have a material adverse effect on our financial condition and results of operations. We are not currently a party to any product liability claims. The majority of the pending legal proceedings involve claims for workers compensation. These claims are generally covered by insurance, but there can be no assurance that our insurance coverage will be adequate to cover any such liability.

MANAGEMENT

BOARD OF MANAGERS AND EXECUTIVE OFFICERS

Our general partner is Norcraft GP, L.L.C., which is also the general partner of our parent, Norcraft Holdings, L.P., the entity that holds 100% of our limited partnership units. The following table sets forth information about the members of the board of managers of our general partner and our executive officers:

Name	Age	Position(s)
Mark Buller	39	President, Chief Executive Officer and Manager
David Van Horne	61	President, Mid Continent
Simon Solomon	51	President, UltraCraft
John Swedeen	53	President, StarMark
Francis Ploetz	55	Executive Vice President of Operations
Leigh Ginter	38	Chief Financial Officer
Herbert Buller	62	Chairman of the Board of Managers
Jay Bloom	48	Manager
David Kim	38	Manager
Michael Maselli	44	Manager
Christopher Reilly	41	Manager

Set forth below is a brief description of the business experience of each of the members of the board of managers of our general partner and our executive officers.

Mark Buller became our chief executive officer and a member of our general partner’s board of managers upon consummation of the Acquisition. Mr. Buller has over 17 years of experience in the cabinetry industry and has been a chief executive officer or division president of a cabinet manufacturer during the past eight years. From 1987 to 1996, Mr. Buller served in various management positions at Kitchen Craft Cabinets, a Canadian cabinetry maker. From 1996 to 1999, Mr. Buller was president of Kitchen Craft and following its acquisition by Omega Cabinets, Ltd., Mr. Buller continued as president of Kitchen Craft from 1999 to 2000. Mr. Buller was appointed chief executive officer of Omega in 2000 and remained in that position until 2002, leaving Omega after it was sold to Fortune Brands, Inc. for approximately $538 million.

David Van Horne, the president of our Mid Continent division, has been with our company for 13 years. Mr. Van Horne has over 35 years of building industry experience, including over 19 years with Abitibi-Price and three years with Masonite. Mr. Van Horne received a bachelors degree in business administration from the University of Massachusetts.

Simon Solomon joined our company in June 2000 when we purchased UltraCraft. Mr. Solomon has been in his current role as the president of UltraCraft for over 11 years and has over 26 years total experience in the building industry. Prior to joining UltraCraft, Mr. Solomon worked in a variety of sales positions at Thomasville Furniture, his latest being General Manager of its Armstrong Furniture division, and also served as senior vice president of sales and marketing at Lineage Home Furnishings, a subsidiary of Masco Corporation. Mr. Solomon received a bachelors degree in political science and history from the University of Pittsburgh and a masters degree in international management from the American Graduate School of International Management.

John Swedeen joined our company in 2002 when we purchased StarMark. Mr. Swedeen has been in his current role as the president of StarMark since 1998. Prior to joining StarMark, he served as Vice President of Sales and Marketing for Weiser Lock, a subsidiary of Masco Corporation. Prior to joining Masco, he served in various capacities for Ingersoll-Rand Company, most recently as Vice President of Marketing for its Architectural Hardware Group. Mr. Swedeen received a bachelors degree in business administration from Georgia State University and completed an executive education program at Stanford Graduate School of Business.

Francis Ploetz joined our company in 2000 as vice president of manufacturing. In October 2002 he was appointed to executive vice president of operations. Mr. Ploetz’s primary responsibilities include the manufacturing, procurement, transportation, quality assurance, and facilities functions within all Norcraft divisions. Mr. Ploetz has over 31 years of operational experience in manufacturing. Immediately prior to joining our company, Mr. Ploetz spent four years as the Vice President of Operations at Century Manufacturing Company, a multi-facility tool and equipment manufacturer. Mr. Ploetz received a bachelors degree in business administration from The Ohio State University.

Leigh Ginter joined our company in December 1997 as corporate controller and became our chief financial officer upon consummation of the Acquisition. In October 2001, he was appointed our vice president and controller, responsible for overseeing the finances of all of our business divisions as well as monitoring our overall financial performance. Prior to joining our company, Mr. Ginter spent five years as controller for Beckman Produce, an $80 million wholesale produce distributor in St. Paul, Minnesota. Mr. Ginter began his career at Lampert Lumber, serving in a variety of accounting positions during his five years with the company. Mr. Ginter received a bachelors degree in accounting from Metropolitan University.

Herbert Buller joined our company as chairman of our general partner’s board of managers upon the consummation of the Acquisition. Prior to joining our company, Mr. Buller founded Kitchen Craft Cabinets, a Canadian cabinetry maker, in 1971. Mr. Buller served as chief executive officer of Kitchen Craft until December 2002. Mr. Buller received a bachelors degree and a certificate of education from University of Manitoba. He is on the advisory board of Palliser Furniture, and serves on the board of Teen Challenge and Family Life Network.

Jay Bloom joined our company as a member of our general partner’s board of managers upon consummation of the Acquisition. Mr. Bloom is a founder and managing partner of Trimaran Fund Management L.L.C. He is also a vice-chairman and member of the board of directors of CIBC World Markets Corp., co-head of the CIBC Argosy Merchant Banking Funds and a member of CIBC’s Executive Board and U.S. Management Committee. Prior to joining CIBC in 1995, Mr. Bloom was a founder and managing director of the Argosy Group L.P. Mr. Bloom received a bachelors degree and a masters degree in business administration from Cornell University and a juris doctor from Columbia University School of Law. Mr. Bloom currently serves on the board of directors of IASIS Healthcare Corporation, JAC Holdings International, Inc., Lancer Industries, Inc. NSP Holdings, LLC, PrimeCo Wireless Communications, LLC and Transportation Technologies Industries, Inc.

David Kim joined our company as a member of our general partner’s board of managers upon the consummation of the Acquisition. Mr. Kim is currently a partner at Saunders Karp & Megrue and was involved in SKM’s investments in Tommy Bahama and RSI Home Products. Before joining SKM in March 2000, Mr. Kim was a principal with Butler Capital Corporation, a middle market private equity firm focused on investments in manufacturing, industrial distribution and business services. While there, Mr. Kim was involved in Butler Capital’s investment in Omega Cabinets, Ltd., Contech Construction Products and the Beckley-Cardy Group. Mr. Kim was a manufacturing planner at ICI Fiberite prior to joining Butler Capital in 1994. Before ICI, Mr. Kim graduated from the U.S. Army Airborne and Ranger schools and served for three years as an artillery officer. Mr. Kim received a bachelors degree, with honors, from West Point and a masters degree in business administration from Harvard Business School.

Michael Maselli joined our company as a member of our general partner’s board of managers upon consummation of the Acquisition. Mr. Maselli is a managing director of Trimaran Fund Management, L.L.C. Before joining Trimaran in February 2003, Mr. Maselli worked in the Corporate and Leverage Finance Groups of CIBC World Markets. Prior to joining CIBC in 1997, Mr. Maselli served as a managing director in Bear Stearns’ corporate finance group and, prior to that, as a vice president at Kidder Peabody. Mr. Maselli received a bachelors degree in economics from the University of Colorado and a masters degree in business administration, with distinction, from The A.B. Freeman School at Tulane University.

Christopher Reilly joined our company as a member of our general partner’s board of managers upon consummation of the Acquisition. Mr. Reilly is currently a partner at Saunders Karp & Megrue. Before joining SKM in 1990, Mr. Reilly served in the Merchant Banking and Finance, Administration and Operations

Departments of Morgan Stanley & Co. Incorporated. Prior to joining Morgan Stanley, Mr. Reilly spent two years at Bankers Trust. Mr. Reilly received a bachelors degree from Providence College and a masters degree in business administration from New York University’s Leonard N. Stern School of Business. Mr. Reilly serves as a member on the boards of Accessory Network Group, Hartford Computer Group, Mimi’s Café, Souper Salad, Targus Group and Wilshire Pies.

Other than with respect to Herbert Buller and Mark Buller, who are father and son, respectively, there are no family relationships among members of our general partner’s board of managers and our executive officers.

COMPANY GOVERNANCE

Our general partner’s board of managers manages our business and affairs as provided by its limited liability company agreement and conducts its business through meetings of the board of managers. Pursuant to the general partner’s limited liability company agreement, each of the representatives of the SKM investors who sits on our general partner’s board of managers, Mr. Reilly and Mr. Kim, are entitled to cast 2.5 votes with respect to each matter which is submitted to a vote before our general partner’s board of managers. The Trimaran investors are entitled to designate two managers, and the Buller investors are entitled to designate two managers, each of which will have one vote. As a result, the managers appointed by SKM investors together hold a majority of the votes to be cast on each matter submitted to a vote before our general partner’s board of managers. See “Certain Relationships and Related Transactions—Arrangements With Our Investors.”

MANAGER COMPENSATION

The members of our general partner’s board of managers are not separately compensated for their services as a manager, other than reimbursement of out-of-pocket expenses incurred in connection with rendering such services.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information for each person who served as our Chief Executive Officer during 2003 and our four other executive officers who were the most highly compensated for the year ended December 31, 2003. We refer to these individuals collectively as our “named executive officers.”

	Annual Compensation					All Other Compensation
	Fiscal Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Class B Units (3)	Class C Units (4)	Class D Units (5)
Mark Buller Chief Executive Officer (1)	2003	59,178	(2)	—	—	—	—	2,903,658
Hank Key Chief Executive Officer (4)	2003	186,923		2,602,000	318,060	—	—	—
John Swedeen President, Starmark	2003	223,041		179,024	—	200,000	200,000	257,872
Francis Ploetz Executive Vice President of Operations	2003	181,731		324,517	—	350,000	350,000	184,155
Simon Solomon President, Ultracraft	2003	242,410		454,612	—	200,000	200,000	653,587
David Van Horne President, Mid Continent	2003	207,692		370,876	—	600,000	600,000	726,208

(1)	Mark Buller became our Chief Executive Officer effective October 21, 2003.

(2)	Represents Mr. Buller’s salary since becoming our Chief Executive Officer on October 21, 2003. Mr. Buller’s annual salary is $300,000.

(3)	Represents Class B Units of our parent received in lieu of cash payments owed under prior employment arrangements pursuant to deferred equity compensation agreements entered into in connection with the Acquisition.

(4)	Represents Class C Units of our parent received in lieu of cash payments owed under prior employment arrangements pursuant to deferred equity compensation agreements entered into in connection with the Acquisition.
(5)	Represents Class D Units of our parent granted to, but not yet vested, our executive officers in connection with the Acquisition. All Class D units granted remain subject to time and performance-based vesting.

(6)	Hank Key served as our Chief Executive Officer from March 10, 2003 through October 21, 2003.

EMPLOYMENT ARRANGEMENTS

Mark Buller

Mark Buller entered into an employment agreement with our parent on October 21, 2003. Pursuant to his employment agreement, Mr. Buller will serve as the chief executive officer of our company and our parent for a three-year term, which extends automatically for successive one-year terms, subject to termination upon notice. Pursuant to this agreement, Mr. Buller is entitled to receive a base salary of $300,000 per year, annual cash bonuses of up to 50% of base salary based on our financial performance, and specified customary employment-related benefits.

If we terminate Mr. Buller’s employment without cause, or if he resigns for good reason, he will receive his base salary for the remainder of the term of his employment or for eighteen months from the date of termination, whichever is longer. He will also be entitled to receive a pro-rated portion of the annual bonus he would have received for the year of his termination. Mr. Buller has agreed not to compete with us for the two-year period following the end of his employment with us, regardless of the reason for his termination.

Other Senior Managers

Each of Francis Ploetz, Simon Solomon, John Swedeen and David Van Horne entered into employment agreements with us, which became effective simultaneously with the closing of the Acquisition. Pursuant to these agreements, these senior managers are entitled to receive base salaries equivalent to their former base salaries and an annual bonus for the fiscal year ending December 31, 2003, based on our previous bonus plan, as well as specified employment-related benefits. The base salaries provided for in these agreements is $175,000, $245,000, $215,000 and $200,000 for each of Mr. Ploetz, Mr. Solomon, Mr. Swedeen, and Mr. Van Horne. Annual bonuses for future years will be paid pursuant to bonus plans approved by our general partner’s board of managers and will be tied to our financial performance.

If we terminate any of these senior managers without cause or if he resigns for good reason prior to December 31, 2004, we will continue to pay his base salary until December 31, 2004 (subject to a minimum severance payment in these circumstances of three months’ base salary), plus a pro-rated portion of the bonus for which he would have been eligible during the year of his termination. Each of these senior managers has agreed not to compete with us following his termination until December 31, 2004 or the date of his last severance payment, whichever is later, and not to solicit our employees to leave our company in the year following the termination of such senior manager’s employment.

Management Incentive Plan

We adopted a Management Incentive Plan, which we refer to as the incentive plan. The incentive plan provides for the grants of incentive Class D membership units to selected employees and other persons providing services for us. The purposes of the incentive plan are to attract and retain the best available personnel, provide additional incentives to our employees and promote the success of our business.

The compensation committee of the Board of Managers of Norcraft GP, L.L.C. administers the incentive plan. The administrator has the sole discretion to grant options to employees and to determine the awards and incentive units granted under the plan. Incentive units may not be transferred other than in accordance with the agreement of limited partnership of Norcraft Holdings, L.P.

The incentive plan will terminate in October 2013, but the Board of Managers of Norcraft GP, L.L.C. may terminate the incentive plan at any time in its sole discretion. The Board of Managers of Norcraft GP, L.L.C. may amend the incentive plan subject to limited restrictions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of our outstanding limited partnership units are held by our parent, Norcraft Holdings, L.P., a Delaware limited partnership. Our general partner, and the general partner of Norcraft Holdings, L.P., is Norcraft GP, L.L.C., a Delaware limited liability company. Our general partner does not hold any equity interest in us or our parent, but, as a general partner of each entity, it controls both entities. The members of our general partner are SKM Norcraft Corp., Trimaran Cabinet Corp. and Buller Norcraft Holdings, L.L.C.

The following table provides certain information as of April 22, 2004 with respect to the beneficial ownership of the limited partnership interests of our parent, Norcraft Holdings, L.P. by (i) each holder known by us who beneficially owns 5% or more of the outstanding limited partnership units of our parent, (ii) each of the members of the board of managers of the general partner of our parent, (iii) each of our named executive officers, and (iv) all of the members of the board of managers of our parent’s general partner and our executive officers as a group. Unless otherwise indicated in a footnote, the business address of each person is our corporate address.

Name of Partner	Class A Units (1)		Percentage Ownership Interest Class A	Class B Units (2)		Percentage Ownership Interest Class B	Class C Units (3)		Percentage Ownership Interest Class C	Class D Units (4)		Percentage Ownership Interest Class D
Norcraft GP, L.L.C.	—	(5)	—	—	(5)	—	—	(5)	—	—	(5)	—
SKM Norcraft Corp.(6)	75,950,957		56.2%	—		—	—		—	—		—
Trimaran Cabinet Corp.(7)	37,975,478		28.1%	—		—	—		—	—		—
Buller Norcraft Holdings, L.L.C.(8)	15,500,000		11.5%	—		—	—		—	—		—
Hank Key	—		—	—		—	—		—	—		—
Mark Buller	—	(9)	—	—		—	—		—	—		—
Francis Ploetz	49,304		*	350,000		13.11%	350,000		13.11%	—		—
Simon Solomon	2,098,165		1.6%	200,000		7.5%	200,000		7.5%	—		—
John Swedeen	472,000		*	200,000		7.5%	200,000		7.5%	—		—
David Van Horne	400,000		*	600,000		22.5%	600,000		22.5%	—		—
Christopher Reilly	—	(10)	—	—		—	—		—	—		—
David Kim	—	(11)	—	—		—	—		—	—		—
Jay Bloom	—	(12)	—	—		—	—		—	—		—
Michael Maselli	—	(13)	—	—		—	—		—	—		—
Herb Buller	—	(14)	—	—		—	—		—	—		—
All managers and executive officers as a group, including the 11 persons listed here.	3,019,469	(15)	2.2	1,350,000		50.6%	1,350,000		50.6%	—		—

*	Represents less than 1%.

(1)	Class A limited partnership units are fully paid non-voting units of our parent. These units, together with the other limited partnership units described below, are entitled to receive all assets available for distribution upon liquidation. The holders of Class A units are entitled to receive distributions of their allocated percentages of our taxable net income to make tax payments.

(2)	Class B limited partnership units have the same rights, preferences and privileges as the Class A units, but these units are in the form of “profits interests.” Each of these units is treated as a capital asset and is entitled to full participation in the appreciation of the equity of our parent, both prior to and upon liquidation, but distributions are reduced by an amount equal to the cost of a Class A unit at the time of issuance of the Class B unit.

(3)	Class C limited partnership units have the same rights, preferences and privileges as the Class A units, but each of these units is solely be entitled to receive as distributions the aggregate of the cost of a Class A unit at the time of issuance of the Class C unit.

(4)	Class D incentive units are “profits interests” issued pursuant to our parent’s new equity incentive plan. These units receive tax distributions based on our net income allocated to them. Vested Class D incentive units issued at the closing of the Acquisition are initially be convertible into Class A units at $1.00 per unit.

(5)	Norcraft GP, L.L.C. does not hold any equity interest in our parent or us, but as general partner of each entity, controls both us and our parent. Norcraft GP, L.L.C. is controlled by its board of managers which is comprised of Christopher Reilly, David Kim, Michael Maselli, Jay Bloom, Mark Buller and Herb Buller.

(6)	SKM Equity Fund III, L.P. is the controlling shareholder of SKM Norcraft Corp. SKM Equity Fund III, L.P. is controlled by its general partner, Saunders Karp & Megrue Partners, L.L.C., which is in turn controlled by its board of managers. Saunders Karp & Megrue Partners, L.L.C.’s board of managers is comprised of Tom Saunders, Allan Karp and John Megrue.

(7)	The shareholders of Trimaran Cabinet Corp. are Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Partners and CIBC MB Inc. Each of these shareholders has given a proxy of its voting rights in Trimaran Cabinet Corp. to Trimaran Fund Management, L.L.C. Trimaran Fund Management, L.L.C. is controlled by its managing members who are Jay R. Bloom, Andrew R. Heyer and Dean C. Kehler.

(8)	Buller Norcraft Holdings, L.L.C. is controlled by Mr. Buller and Mr. H. Buller, both of whom are members.

(9)	Does not include 15,500,000 limited partnership units owned by Buller Norcraft Holdings, L.L.C. Mr. Buller, as a member and manager of Buller Norcraft Holdings, L.L.C., may be deemed to beneficially own the shares beneficially owned by Buller Norcraft Holdings, L.L.C. Mr. Buller disclaims ownership of such shares.

(10)	Does not include 75,950,957 limited partnership units owned by SKM Norcraft Corp. Mr. Reilly as a partner of the general partner of the majority shareholder of SKM Norcraft Corp. may be deemed to beneficially own the shares beneficially owned by SKM Norcraft Corp. Mr. Reilly disclaims ownership of such shares.

(11)	Does not include 75,950,957 limited partnership units owned by SKM Norcraft Corp. Mr. Kim as a partner of the general partner of the majority shareholder of SKM Norcraft Corp. may be deemed to beneficially own the shares beneficially owned by SKM Norcraft Corp. Mr. Kim disclaims ownership of such shares.

(12)	Does not include 37,975,478 limited partnership units owned by Trimaran Cabinet Corp. Mr. Bloom as a partner of the general partner of the majority shareholder of Trimaran Cabinet Corp. may be deemed to beneficially own the shares beneficially owned by Trimaran Cabinet Corp. Mr. Bloom disclaims ownership of such shares.

(13)	Does not include 37,975,478 limited partnership units owned by Trimaran Cabinet Corp. Mr. Maselli as a partner of the general partner of the majority shareholder of Trimaran Cabinet Corp. may be deemed to beneficially own the shares beneficially owned by Trimaran Cabinet Corp. Mr. Maselli disclaims ownership of such shares.

(14)	Does not include 15,500,000 limited partnership units owned by Buller Norcraft Holdings, L.L.C. Mr. H. Buller, as a member of Buller Norcraft Holdings, L.L.C. may be deemed to beneficially own the shares beneficially owned by Buller Norcraft Holdings, L.L.C. Mr. H. Buller disclaims ownership of such shares.

(15)	Does not include 15,500,000 limited partnership units owned by Buller Norcraft Holdings, L.L.C. Mr. Buller as a member and manager of Buller Norcraft Holdings, L.L.C. and Mr. H. Buller as a member of Buller Norcraft Holdings, L.L.C. may be deemed to beneficially own the shares beneficially owned by Buller Norcraft Holdings, L.L.C. Both Mr. Buller and Mr. H. Buller disclaim ownership of such shares. Also does not include 75,950,957 limited partnership units owned by SKM Norcraft Corp. Mr. Reilly and Mr. Kim, as partners of the general partner of the majority shareholder of SKM Norcraft Corp. may be deemed to beneficially own the shares beneficially owned by SKM Norcraft Corp. Both Mr. Reilly and Mr. Kim disclaim ownership of such shares. Also does not include 37,975,478 limited partnership units owned by Trimaran Cabinet Corp. Mr. Bloom and Mr. Maselli, as partners of the general partner of the majority shareholder of Trimaran Cabinet Corp. may be deemed to beneficially own the shares beneficially owned by Trimaran Cabinet Corp. Both Mr. Bloom and Mr. Maselli disclaim ownership of such shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ARRANGEMENTS WITH OUR INVESTORS

The holders of limited partnership units of our parent entered into a limited partnership agreement simultaneous with the closing of the Acquisition. The limited partnership agreement contains agreements among the holders of our limited partnership units with respect to the transfer of such units, including rights of first offer, tag-along rights, drag-along rights, preemptive rights and registration rights. Units held by our managers and the Buller investors are subject to a right of repurchase by our parent.

The SKM and Trimaran investors, and the Buller investors entered into a limited liability company agreement of our general partner. Pursuant to this limited liability company agreement, each of the representatives of the SKM investors who sits on our general partner’s board of managers, currently Mr. Reilly and Mr. Kim, is entitled to cast 2.5 votes with respect to each matter which is submitted to a vote before our general partner’s board of managers. The Trimaran investors designated two managers, and the Buller investors designated two managers, each of which have one vote. As a result, the managers appointed by the SKM investors together hold a majority of the votes to be cast on each matter submitted to a vote before our general partner’s board of managers. In addition, pursuant to the limited liability company agreement, the SKM and Trimaran investors and the Buller investors have the right to approve various transactions.

Upon completion of the Acquisition, we entered into a management and monitoring agreement with an affiliate of SKM Equity Fund III, L.P. and an affiliate of Trimaran Fund II, L.L.C. pursuant to which such entities provide management and monitoring services to us. These entities receive an aggregate annual management fee of $1.0 million and annual reimbursement for out-of-pocket expenses incurred in connection with the provision of such services. In 2003, management fees charged to expense was approximately $0.2 million. In addition, pursuant to such agreement, these entities also received an aggregate transaction fee of approximately $3.3 million in connection with services related to the debt financing for the Acquisition. We reimbursed SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C. and their affiliates approximately $0.1 million for their out-of-pocket expenses incurred in connection with the Acquisition.

ARRANGEMENTS WITH OUR NAMED EXECUTIVE OFFICERS

We entered into employment agreements concurrently with the closing of the Acquisition with our named executive officers other than Hank Key, the terms of which are described in “Management—Employment Arrangements.”

Each of our named executive officers other than Hank Key agreed to forego some or all of a cash bonus to which he would otherwise have been entitled after the closing of the Acquisition in exchange for profits interests in our parent and the right to receive additional limited partnership units in our parent in the future. Mr. Ploetz forwent a $350,000 cash bonus in exchange for 350,000 Class B Units and 350,000 Class C Units of our parent. Mr. Solomon forwent a $200,000 cash bonus in exchange for 200,000 Class B Units and 200,000 Class C Units of our parent. Mr. Sweeden forwent a $200,000 cash bonus in exchange for 200,000 Class B Units and 200,000 Class C Units of our parent. Mr. Van Horne forwent a $400,000 cash bonus in exchange for 400,000 Class B Units and 400,000 Class C Units of our parent. See “Security Ownership of Certain Beneficial Owners and Management.”

Mr. Ploetz exchanged 253 membership units in us, valued at $49,304, in exchange for 49,304 Class A Units in our parent. Mr. Solomon exchanged 10,432 membership units in us, valued at $2,035,025, in exchange for 2,035,025 Class A Units in our parent. Mr. Swedeen exchanged 2,420 membership units in us, valued at $472,000, in exchange for 472,000 Class A Units in our parent. Mr Van Horne exchanged 2,050 membership units in us, valued at $400,000, in exchange for 400,000 Class A Units in our parent. Prices for membership units in us were based on the prices paid to our former holders in the Acquisition.

Shortly after the consummation of the Acquisition, our parent adopted an equity incentive plan to provide incentives to our employees and managers and those of our parent by granting them awards of Class D Units which are profits interests in our parent. These profits interests vest based on time and performance and, when vested, are convertible at any time into fully paid limited partnership units of our parent at a price equal to at least the fair market value of fully paid limited partnership units of our parent at the time of an individual grant.

Hank Key served as our Chief Executive Officer from March 10, 2003 through October 21, 2003. In connection with the closing of the Acquisition, Mr. Key received $2.6 million as part of a bonus contingent upon completion of the Acquisition. Mr. Key also received $0.3 million for severance and relocation expenses.

ARRANGEMENTS WITH THE BULLER INVESTORS

In connection with their investment in our parent, Mark Buller and certain members of his family contributed 100% of the outstanding equity interests of Norcraft Canada Corporation, which is the owner of a new manufacturing facility under construction in Winnipeg, Canada. Norcraft Canada Corporation became our wholly owned subsidiary. In addition to limited partnership units in our parent that they received through a $12.5 million cash investment, the Buller investors received Class A limited partnership units of our parent approximately equal to the value of their aggregate cash investment in Norcraft Canada Corporation, including specified due diligence costs, valued at approximately $3.0 million as of the date of its contribution.

In connection with their investment, the Buller investors are entitled to a right of first offer to purchase our company upon a decision by our general partner’s board of managers to engage in a sale transaction. Any offer made by the Buller investors pursuant to any exercise of this right is required to be an offer which allows us the time to solicit additional competing offers that we may accept in the event they are at a higher valuation or on such other material terms and conditions more favorable to us than those set forth in the offer made by the Buller investors.

In consideration of their contribution of the Winnipeg facility, the Buller investors are entitled to receive additional cash payments of up to $4.0 million and the right to acquire up to approximately 2,957,068 Class A limited partnership units of our parent upon a change of control involving a sale by the SKM and Trimaran investors exceeding specified financial hurdles, if our owners following such a change of control elect not to continue Mr. Buller’s employment with us.

ARRANGEMENTS PRIOR TO THE ACQUISITION

Prior to the consummation of the Acquisition, Pfingsten Partners, L.L.C., or Pfingsten, held the majority of our outstanding membership interests. During that time we were party to a management agreement with Pfingsten pursuant to which they provided management services to us. We paid Pfingsten a fee of approximately $0.3 million in each of 2003, 2002 and 2001. Additionally, affiliates of Pfingsten served as the chief executive officer of our company.

DESCRIPTION OF OUR NEW SENIOR CREDIT FACILITY

GENERAL

In connection with the Acquisition, we entered into a new senior credit facility with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the material terms of our new senior credit facility.

Our new senior credit facility provides for senior secured financing of up to $70.0 million, consisting of:

•	a $45.0 million term loan facility with a maturity of six years that was drawn in full in connection with the consummation of the Acquisition; and

•	a $25.0 million revolving loan facility, including a letter of credit sub-facility, with a maturity of five years.

All borrowings under our new senior credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Proceeds of the term loan were used to finance the Acquisition, repay our former senior credit facility and pay related fees and expenses. Availability under the revolving credit facility was reduced by a $3.5 million letter of credit we issued at closing in place of an existing letter of credit issued pursuant to our former senior credit facility. We had approximately $3.5 million in letters of credit outstanding at March 31, 2004. Proceeds of revolving loans are used to provide financing for general corporate purposes, potentially including acquisitions.

INTEREST AND FEES

The interest rates per annum applicable to loans under our new senior credit facility are, at our option, equal to either an alternate base rate or an adjusted LIBOR rate plus an applicable margin percentage.

The alternate base rate will be the greater of (1) Federal Funds Rate as published by the Federal Reserve Bank of New York plus 0.5% and (2) the prime commercial lending rate of UBS AG, Stamford Branch. The adjusted LIBOR rate is determined by reference to corresponding deposits of U.S. dollars at the start of each interest period and is fixed through each period. The applicable margin percentage is a percentage per annum equal to (1) 2.5% for alternate base rate term loans, (2) 3.5% for adjusted LIBOR rate term loans, (3) 2.0% for alternate base rate revolving loans and (4) 3.0% for adjusted LIBOR rate revolving loans. Beginning approximately six months after the closing, the applicable margin percentage under the revolving loan facility will be subject to adjustments based upon the ratio of our total indebtedness to our consolidated EBITDA.

On the last day of each calendar quarter, we are required to pay each lender a 0.50% per annum commitment fee in respect of any unused commitments of such lender under the revolving loan facility subject to adjustment in a manner similar to the adjustment for the applicable margin for the revolving credit facility.

PREPAYMENTS

Subject to exceptions, our new senior credit facility requires mandatory prepayments of the term loan in amounts equal to:

•	100% of the net cash proceeds from asset sales,

•	100% of the net cash proceeds from the issuance of debt or preferred equity securities by our parent or us,

•	50% of the net cash proceeds from the issuance of common equity securities by our parent,

•	100% of all casualty and condemnation net cash proceeds in excess of amounts reinvested within specific periods, and

•	50% of our excess cash flow, commencing with the fiscal year ending on December 31, 2004.

Voluntary prepayments of loans under our new senior credit facility and voluntary reductions of revolving loan commitments are permitted, in whole or in part, with prior notice but without premium or penalty (except LIBOR breakage costs) in minimum amounts as set forth in the credit agreement.

AMORTIZATION OF PRINCIPAL

Our new senior credit facility requires scheduled quarterly payments on the term loan in amounts equal to $1.25 million in the first and second years, $1.875 million in the third and fourth years, and $2.5 million in the fifth and sixth years.

COLLATERAL AND GUARANTORS

Indebtedness under our new senior credit facility is guaranteed by all of our current subsidiaries, future subsidiaries and by our parent and is secured by a first priority security interest in substantially all of our and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned and material leased real property, cash and cash proceeds of the foregoing, including a first priority pledge of our equity interests and the equity interests of the guarantor subsidiaries, except that no future foreign subsidiary will be required to provide a guarantee, and no equity interests or assets of a future foreign subsidiary (other than 66% of the equity interests of a first-tier foreign subsidiary) will be required to be pledged to secure, the senior credit facility, in either case, if doing so would result in materially adverse tax consequences to us, our parent or its equity holders.

RESTRICTIVE COVENANTS AND OTHER MATTERS

Our new credit facility requires that we comply on a quarterly basis with certain financial covenants, including a minimum interest coverage ratio test, a minimum fixed charge coverage ratio test, a maximum leverage ratio test and a maximum capital expenditures level. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, our new credit facility includes negative covenants restricting or limiting our ability and the ability of our subsidiaries, to, among other things:

•	sell assets,

•	alter the business that we conduct,

•	engage in mergers, acquisitions and other business combinations,

•	declare dividends, make payments or redeem or repurchase our or our parent’s equity interests,

•	incur additional indebtedness or guarantees,

•	make loans and investments,

•	incur liens,

•	transact with affiliates,

•	engage in sale and leaseback transactions,

•	lease property, and

•	modify or waive material agreements in any manner that is adverse in any material respect to the lenders.

Such negative covenants are subject to exceptions, including, with respect to restrictions on dividends from us to our parent, certain allowable tax distributions to our parent’s unit holders, and certain other payments.

Our new senior credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our new senior credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under our new senior credit facility are entitled to take various actions, including the acceleration of amounts due under our new senior credit facility and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF THE EXCHANGE NOTES

As used below in this “Description of the Exchange Notes” section, the “Issuer” means Norcraft Companies, L.P., a Delaware limited partnership, and its successors, but not any of its subsidiaries. The Issuer and Norcraft Finance Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer (the “Co-Issuer”), issued the outstanding notes under an Indenture, dated as of October 21, 2003 (the “Indenture”), among the Issuer, the Co-Issuer, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The outstanding notes were sold to UBS Securities, LLC and Wachovia Capital Markets, LLC, whom we collectively refer to as the initial purchasers. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

The terms of the exchange notes are identical in all material respects to the outstanding notes except that, upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes, together with the outstanding notes as the “Notes”. The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You may obtain a copy of the Indenture from the Issuer at its address set forth elsewhere in this prospectus.

The following is a summary of the material terms and provisions of the Notes. The following summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture. You can find definitions of certain terms used in this description under the heading “—Certain Definitions.”

Principal, Maturity and Interest

The Notes mature on November 1, 2011. The Notes will accrue interest from May 1, 2004, the last date interest was paid on the outstanding notes, at the rate of 9% per year. Interest on the Notes will be payable semi-annually in arrears on each May 1 and November 1, beginning on November 1, 2004. Interest on the Notes is computed on the basis of a 360-day year of twelve 30-day months.

The Notes were issued in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000.

An aggregate principal amount of Notes equal to $150.0 million was issued on October 21, 2003. The Issuer and the Co-Issuer may issue additional Notes having identical terms and conditions to the Notes being issued in that offering (the “Additional Notes”), subject to compliance with the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness.” Any Additional Notes will be part of the same issue as the Notes issued in that offering and will be treated as one class with the Notes issued in that offering, including for purposes of voting, redemptions and offers to purchase. For purposes of this “Description of the Exchange Notes,” except for the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness,” references to the Notes include Additional Notes, if any.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Issuer at least ten Business Days prior to the applicable payment date, the Issuer and the Co-Issuer will make all payments on such Holder’s Notes by wire transfer of immediately available funds to the account specified in those instructions. Otherwise, payments on the Notes will be made at the office or agency of the paying agent (the “Paying Agent”) and registrar (the “Registrar”) for the Notes within the City and State of New York unless the Issuer and the Co-Issuer elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Subordination of Notes

The payment of all Obligations on or relating to the Notes is subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt of the Issuer and the Co-Issuer, including all Obligations with respect to the Credit Facilities, whether outstanding on the Issue Date or incurred after that date.

The holders of Senior Debt are entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt before the Holders of Notes entitled to receive any payment or distribution of any kind or character with respect to any Obligations on or relating to the Notes (other than Permitted Junior Securities) in the event of any distribution to creditors of the Issuer or the Co-Issuer:

•	in a total or partial liquidation, dissolution or winding up of the Issuer;

•	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuer or its assets;

•	in an assignment for the benefit of creditors; or

•	in any marshalling of the assets and liabilities of the Issuer or the Co-Issuer.

In addition, neither the Issuer nor the Co-Issuer may make any payment or distribution of any kind or character with respect to any Obligations on or relating to the Notes or acquire any Notes for cash or assets or otherwise (other than, in either case, Permitted Junior Securities), if:

•	a payment default on any Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

•	any other default occurs and is continuing on any Designated Senior Debt that permits holders of such Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative of such Designated Senior Debt.

Payments on and distributions with respect to any Obligations on or with respect to the Notes may and shall be resumed:

•	in the case of a payment default, upon the date on which all payment defaults are cured or waived; and

•	in case of a nonpayment default, the earliest of (1) the date on which all such nonpayment defaults are cured or waived, (2) 179 days after the date on which the applicable Payment Blockage Notice is received or (3) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days. Any subsequent action or any breach of any financial covenants for a period ending after the date of delivery of the initial Payment Blockage Notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing will constitute a new default for this purpose.

Notwithstanding anything to the contrary, payments and distributions made from the trust established pursuant to the provisions described under “—Legal Defeasance and Covenant Defeasance” will be permitted and will not be subordinated so long as the payments into the trust were made in accordance with the requirements described under “—Legal Defeasance and Covenant Defeasance” and did not violate the subordination provisions when they were made.

The Issuer must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Issuer or the Co-Issuer, Holders of the Notes may recover less ratably than creditors of the Issuer who are holders of Senior Debt. See “Risk factors—Risks associated with the offering—Your right to receive payment on the notes and guarantees is subordinated to our and the guarantors’ senior debt.”

As of March 31, 2004, the Issuer had $43.8 million aggregate principal amount of Senior Debt and, excluding any borrowings under the revolver to finance the working capital adjustments in the unit purchase agreement, approximately $21.5 million of undrawn borrowings available under the Credit Agreement and approximately $3.5 million of outstanding letters of credit issued under the revolving portion of the Credit Agreement.

SUBORDINATION OF GUARANTEES

Each Guarantee is subordinated to Guarantor Senior Debt on the same basis as the Notes are subordinated to Senior Debt.

NOTE GUARANTEES

The obligations of the Issuer and the Co-Issuer under the Notes and the Indenture are jointly and severally guaranteed (the “Note Guarantees”) by Norcraft Canada Corporation, each Restricted Subsidiary (other than the Co-Issuer) that guarantees any Indebtedness under any Credit Facility and each other Restricted Subsidiary that the Issuer shall otherwise cause to become a Guarantor pursuant to the terms of the Indenture.

As of the date of the Indenture, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Unrestricted Subsidiaries,” the Issuer will be permitted to designate some of our Subsidiaries as “Unrestricted Subsidiaries.” The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be:

•	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;

•	a Subsidiary that has previously been a Guarantor and that is designated an Unrestricted Subsidiary will be released from its Note Guarantee; and

•	the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Issuer for purposes of calculating compliance with the restrictive covenants contained in the Indenture.

The obligations of each Subsidiary Guarantor under its Note Guarantee are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any guarantees under any Credit Facility permitted under clause (1) of “—Certain Covenants—Limitations on Additional Indebtedness”) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment for distribution under its Note Guarantee is entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on adjusted net assets of each Subsidiary Guarantor.

A Subsidiary Guarantor shall be released from its obligations under its Note Guarantee:

(1) in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Equity Interests of such Subsidiary Guarantor then held by the Issuer and the Restricted Subsidiaries;

(2) if such Subsidiary Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Subsidiary Guarantor, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively; or

(3) if such Subsidiary Guarantor shall not guarantee any Indebtedness under any Credit Facility (other than if such Subsidiary Guarantor no longer guarantees any Indebtedness under any Credit Facility as a result of payment under any guarantee of any such Indebtedness by such Subsidiary Guarantor); provided that a Subsidiary Guarantor shall not be permitted to be released from its Note Guarantee if it is an obligor with respect to Indebtedness that would not, under “—Certain Covenants—Limitations on Additional Indebtedness,” be permitted to be incurred by a Restricted Subsidiary that is not a Guarantor.

OPTIONAL REDEMPTION

Except as set forth below, the Notes may not be redeemed prior to November 1, 2007. At any time on or after November 1, 2007, the Issuer, at its option, may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning November 1 of the years indicated:

Year	Optional Redemption Price
2007	104.500%
2008	102.250%
2009 and thereafter	100.000%

Redemption upon a Change of Control

Before November 1, 2007, the Issuer may also redeem the Notes, as a whole but not in part, upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days’ prior notice (but in no event more than 90 days after the occurrence of such Change of Control), at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest thereon, if any, to, the date of redemption (a “Change of Control Redemption Date”).

“Applicable Premium” means, with respect to any Note on any Change of Control Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such Change of Control Redemption Date of (1) the redemption price of such Note at November 1, 2007, plus (2) all scheduled interest payments due on such Note from the Change of Control Redemption Date through November 1, 2007, computed using a discount rate equal to the Treasury Rate at such Change of Control Redemption Date, plus 50 basis points over (B) the principal amount of such Note.

“Treasury Rate” means, with respect to any Change of Control Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such Change of Control Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Change of Control Redemption Date to November 1, 2007; provided, however, that if the period from such Change of Control Redemption Date to November 1, 2007 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Change of Control Redemption Date to November 1, 2007 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Redemption with Proceeds from Equity Offerings

At any time prior to November 1, 2006, the Issuer may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 109% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of any such Qualified Equity Offering.

The Issuer may acquire Notes by means other than a redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national security exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part. In addition, if a partial redemption is made pursuant to the provisions described under “—Optional Redemption—Redemption with Proceeds from Equity Offerings,” selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless that method is otherwise prohibited.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the Holder of the Note upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the paying agent for the Notes funds in satisfaction of the redemption price (including accrued and unpaid interest on the Notes to be redeemed) pursuant to the Indenture.

CHANGE OF CONTROL

Upon the occurrence of any Change of Control, each Holder will have the right to require that the Issuer and the Co-Issuer purchase that Holder’s Notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.

Within 30 days following any Change of Control, the Issuer and the Co-Issuer will mail, or caused to be mailed, to the Holders a notice:

(1) describing the transaction or transactions that constitute the Change of Control;

(2) offering to purchase, pursuant to the procedures required by the Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice (which shall be a Business Day not earlier than 30 days nor later than 60 days from the date the notice is mailed) and for the Change of Control Purchase Price, all Notes properly tendered by such Holder pursuant to such Change of Control Offer; and

(3) describing the procedures that Holders must follow to accept the Change of Control Offer. The Change of Control Offer is required to remain open for at least 20 Business Days or for such longer period as is required by law.

The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase.

The agreements governing our outstanding Senior Debt currently prohibit us from purchasing any Notes, and also provide that some change of control events with respect to us would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which the Issuer becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of our senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain the prohibition. If the Issuer does not obtain a consent or repay the borrowings, the Issuer will remain prohibited from purchasing Notes. In that case, our failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Senior Debt. In these circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The obligation of the Issuer and the Co-Issuer to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Issuer and the Co-Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

With respect to any disposition of assets, the phrase “all or substantially all” as used in the Indenture (including as set forth under “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Issuer to purchase Notes.

The Issuer and the Co-Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-l under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuer and the Co-Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue of this compliance.

If a Change of Control does occur, there can be no assurance that the Issuer and the Co-Issuer will have the financial resources at the time of the Change of Control to make any required repurchases of the Notes.

CERTAIN COVENANTS

The Indenture contains, among others, the following covenants:

Limitations on Additional Indebtedness

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness; provided that the Issuer or any Guarantor may incur additional Indebtedness if, after giving effect thereto, the Consolidated Interest Coverage Ratio would be at least 2.00 to 1.00 (the “Coverage Ratio Exception”).

Notwithstanding the above, each of the following shall be permitted (the “Permitted Indebtedness”):

(1) Indebtedness of the Issuer and any Guarantor under the Credit Facilities in an aggregate amount at any time outstanding not to exceed the greater of (x) $70.0 million, less to the extent a permanent repayment and/or commitment reduction is required thereunder as a result of such application, the aggregate amount of Net Available Proceeds applied to repayments under the Credit Facilities in accordance with the covenant described under “—Limitations on Asset Sales,” and (y) the sum of (i) 85% of the book value of the accounts receivable plus (ii) 65% of the book value of inventory of the Issuer and the Restricted Subsidiaries, calculated on a consolidated basis and in accordance with GAAP; provided that any letter of credit referred to in clause (11) of this covenant that is undrawn shall be deemed to constitute Indebtedness for purposes of this clause (1);

(2) the Notes issued on the Issue Date and the Note Guarantees and the Exchange Notes and the Note Guarantees in respect thereof to be issued pursuant to the Registration Rights Agreement;

(3) Indebtedness of the Issuer and the Restricted Subsidiaries to the extent outstanding on the Issue Date (other than Indebtedness referred to in clauses (1) and (2) above, and after giving effect to the intended use of proceeds of the Notes);

(4) Indebtedness under Hedging Obligations that are designed to protect against fluctuations in interest rates, foreign currency exchange rates and commodity prices; provided that if such Hedging Obligations are of the type described in clause (1) of the definition thereof, (a) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by this covenant, and (b) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;

(5) Indebtedness of the Issuer owed to a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to the Issuer or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Issuer or a Restricted Subsidiary, the Issuer or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (5);

(6) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Issuer or any Restricted Subsidiary in the ordinary course of business, including guarantees or obligations of the Issuer or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(7) Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary, and Refinancing Indebtedness thereof, in an aggregate amount not to exceed at any time outstanding $10.0 million;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(9) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(10) Refinancing Indebtedness with respect to Indebtedness incurred pursuant to the Coverage Ratio Exception or clause (2) or (3) above;

(11) Indebtedness supported by one or more letters of credit issued under the Credit Facilities in accordance with clause (1); provided that the amount of Indebtedness permitted to be incurred under this clause (11) supported by any such letter(s) of credit shall not exceed the amount of such letter(s) of credit; provided further that upon any reduction, cancellation or termination of such letter(s) of credit, there shall be deemed to be an incurrence of Indebtedness under the Indenture that must be otherwise permitted to be incurred under the Indenture equal to the excess of the amount of such Indebtedness outstanding immediately after such reduction, cancellation or termination over the remaining stated amount, if any, of such letter(s) of credit or the stated amount of any letter(s) of credit issued in a contemporaneous replacement of such letter(s) of credit;

(12) Indebtedness of Foreign Subsidiaries in an aggregate amount not to exceed $5.0 million at any one time outstanding;

(13) Attributable Indebtedness incurred by the Issuer or any Restricted Subsidiary in an aggregate amount not to exceed $5.0 million at any one time outstanding; and

(14) Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate amount not to exceed $15.0 million at any one time outstanding.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Issuer shall classify and may reclassify, in each case in its sole discretion, such item of Indebtedness and may divide, classify and reclassify such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness incurred under the Credit Facilities on the Issue Date shall be deemed to have been incurred under clause (1) above. In addition, for purposes of determining any particular amount of Indebtedness under this covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness.

Limitations on Layering Indebtedness

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or suffer to exist any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) senior in right of payment to the Notes or the Note Guarantee of such Restricted Subsidiary and subordinated in right of payment to any other Indebtedness of the Issuer or of such Restricted Subsidiary, as the case may be. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Issuer or any Restricted Subsidiary solely by virtue of being unsecured or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

Limitations on Restricted Payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

(1) a Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2) the Issuer cannot incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception; or

(3) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after the Issue Date (other than Restricted Payments made pursuant to clause (2), (3), (4), (5), (6), (7), (8), (9), (10) or (11) of the next paragraph), exceeds the sum (the “Restricted Payments Basket”) of (without duplication):

(a) 50% of Consolidated Net Income for the period (taken as one accounting period) commencing on the first day of the first full fiscal quarter commencing after the Issue Date to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit), plus

(b) 100% of the aggregate net cash proceeds received by the Issuer either (x) as contributions to the common equity of the Issuer after the Issue Date or (y) from the issuance and sale of Qualified Equity Interests after the Issue Date, in each case, other than any such proceeds which are used (x) to redeem Notes in accordance with “—Optional Redemption—Redemption with Proceeds from Equity Offerings” or (y) to make Restricted Payments in reliance on clause (3) of the next succeeding paragraph, plus

(c) the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness) incurred by the Issuer or any Restricted Subsidiary subsequent to the Issue Date is reduced on the Issuer’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) into Qualified Equity Interests (less the amount of any cash, or the fair value of assets, distributed by the Issuer or any Restricted Subsidiary upon such conversion or exchange), plus

(d) in the case of the disposition or repayment of or return on any Investment that was treated as a Restricted Payment made after the Issue Date, an amount equal to the lesser of (i) the return of capital with respect to such Investment and (ii) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes, plus

(e) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (ii) the aggregate amount of the Issuer’s Investments in such Subsidiary to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced.

The foregoing provisions will not prohibit:

(1) the payment by the Issuer or any Restricted Subsidiary of any dividend or other distribution within 60 days after the date of declaration thereof, if on the date of declaration the payment would have complied with the provisions of the Indenture;

(2) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests;

(3) the redemption of Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests or (b) in exchange for, or out of the proceeds of the substantially concurrent incurrence of, Refinancing Indebtedness permitted to be incurred under the “Limitations on Additional Indebtedness” covenant and the other terms of the Indenture;

(4) payments to Parent to permit Parent, and which are used by Parent, to redeem Equity Interests of Parent, or payments to redeem Equity Interests of the Issuer, in each case held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) thereof, upon their death, disability, retirement, severance or termination of employment or service; provided that the aggregate cash consideration paid for all such redemptions shall not exceed in any calendar year the sum of (x) $3.0 million (and up to 50% of such $3 million not used in any calendar year may be carried forward to the next succeeding (but no other) calendar year), plus (y) the amount of any net cash proceeds received by or contributed to the Issuer from the issuance and sale since the Issue Date of Qualified Equity Interests of Parent or the Issuer to its officers, directors or employees that have not been applied to the payment of Restricted Payments pursuant to the terms of clause (b) of the preceding paragraph or this clause (4), plus (z) the net cash proceeds of any “key-man” life insurance policies that have not been applied to the payment of Restricted Payments pursuant to this clause (4); provided further that the cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary in connection with the repurchase of Qualified Equity Interests will not be deemed to constitute a Restricted Payment under the Indenture;

(5) the payment by the Issuer of Permitted Tax Distributions to Parent;

(6) (A) payments by the Issuer to or on behalf of Parent in an amount sufficient to pay franchise taxes and other fees required to maintain the legal existence of Parent or another direct or indirect parent corporation of the Issuer and (B) payments by the Issuer to or on behalf of Parent in an amount sufficient to pay out-of-pocket legal, accounting and filing costs and other expenses in the nature of overhead in the ordinary course of business of Parent or another direct or indirect parent corporation of the Issuer, in the case of clauses (A) and (B) in an aggregate amount not to exceed $750,000 in any calendar year;

(7) repurchases of Equity Interests deemed to occur upon the exercise or conversion of stock options or other incentive Equity Interests, if such repurchased or converted Equity Interests represent a portion of the exercise price thereof;

(8) repayments of Subordinated Indebtedness from Net Available Proceeds remaining after a Net Proceeds Offer made pursuant to the covenant described below under the caption “—Limitations on Asset Sales”;

(9) distributions to Parent in order to enable Parent to pay customary and reasonable costs and expenses of a public offering of securities of Parent that is not consummated, so long as the net proceeds of such public offering were intended to be contributed to the Issuer;

(10) payments to Parent required to enable Parent to consummate the Transactions; or

(11) additional Restricted Payments of $10.0 million;

provided that (a) in the case of any Restricted Payment pursuant to clause (4), (8) or (11) above, no Default shall have occurred and be continuing or occur as a consequence thereof and (b) no issuance and sale of Qualified Equity Interests described in clause (2), (3) or (4) above shall increase the Restricted Payments Basket. Limitations on Dividend and Other Restrictions Affecting Restricted Subsidiaries The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on or in respect of its Equity Interests;

(b) make loans or advances or pay any Indebtedness or other obligation owed to the Issuer or any other Restricted Subsidiary; or

(c) transfer any of its assets to the Issuer or any other Restricted Subsidiary;

except for:

(1) encumbrances or restrictions existing under or by reason of applicable law;

(2) encumbrances or restrictions existing under the Indenture, the Notes and the Note Guarantees;

(3) non-assignment provisions of any contract or any lease or license entered into in the ordinary course of business;

(4) encumbrances or restrictions existing under agreements existing on the date of the Indenture (including, without limitation, the Credit Facilities) as in effect on that date;

(5) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(6) restrictions on the transfer of assets imposed under any agreement to sell such assets permitted under the Indenture to any Person pending the closing of such sale;

(7) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired, so long as such Acquired Indebtedness was not incurred in connection with, or in contemplation of, such acquisition;

(8) any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

(9) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

(10) Purchase Money Indebtedness and Attributable Indebtedness incurred in compliance with the covenant described under “—Limitations on Additional Indebtedness” that impose restrictions of the nature described in clause (c) above on the assets acquired; and

(11) any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (10) above; provided that such amendments or refinancings are, in the good faith judgment of the Issuer’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing.

Limitations on Transactions with Affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis by the Issuer or that Restricted Subsidiary from a Person that is not an Affiliate of the Issuer or that Restricted Subsidiary; and

(2) the Issuer delivers to the Trustee:

(a) with respect to any Affiliate Transaction involving aggregate value in excess of $2.5 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by a majority of the Independent Directors approving such Affiliate Transaction; and

(b) with respect to any Affiliate Transaction involving aggregate value of $10.0 million or more, the certificates described in the preceding clause (a) and a written opinion as to the fairness of such Affiliate Transaction to the Issuer or such Restricted Subsidiary from a financial point of view issued by an Independent Financial Advisor.

The foregoing restrictions shall not apply to:

(1) transactions exclusively between or among (a) the Issuer and one or more Restricted Subsidiaries or (b) Restricted Subsidiaries;

(2) reasonable and customary director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements;

(3) loans and advances permitted by clause (3) of the definition of “Permitted Investments”;

(4) payments to Saunders Karp & Megrue, LLC and Trimaran Fund Management, L.L.C. under the Management and Monitoring Agreement as in effect on the Issue Date or as thereafter amended or supplemented in any manner that, taken as a whole, is not more disadvantageous to the Holders in any material respect than the Management and Monitoring Agreement as in effect on the Issue Date;

(5) Restricted Payments which are made in accordance with the covenant described under “—Limitations on Restricted Payments”;

(6) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods and services, in each case in the ordinary course of business and otherwise not prohibited by the Indenture;

(7) (x) any agreement in effect on the Issue Date and disclosed in this offering memorandum, as in effect on the Issue Date or as thereafter amended or replaced in any manner, that, taken as a whole, is not more disadvantageous to the Holders in any material respect than such agreement as it was in effect on the Issue Date or (y) any transaction pursuant to any agreement referred to in the immediately preceding clause (x);

(8) the existence of, and the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any limited liability company, limited partnership or other organizational document or securityholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Issue Date and which is described in this offering memorandum, as in effect on the Issue Date, and similar agreements that it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under, any amendment to any such existing agreement or any such similar agreement entered into after the date of the Indenture shall only be permitted by this clause (8) to the extent not more disadvantageous to the Holders in any material respect, when taken as a whole, than any of such documents and agreements as in effect on the Issue Date;

(9) sales of Qualified Equity Interests to Affiliates of the Issuer not otherwise prohibited by the Indenture and the granting of registration and other customary rights in connection therewith; and

(10) any transaction with an Affiliate where the only consideration paid by the Issuer or any Restricted Subsidiary is Qualified Equity Interests.

Limitations on Liens

The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien of any nature whatsoever against (other than Permitted Liens) any assets of the Issuer or any Restricted Subsidiary (including Equity Interests of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

Limitations on Asset Sales

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) the Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets included in such Asset Sale; and

(2) at least 75% of the total consideration received in such Asset Sale consists of cash or Cash Equivalents.

For purposes of clause (2), the following shall be deemed to be cash:

(a) the amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness) of the Issuer or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Issuer or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness,

(b) the amount of any securities, notes or other obligations received from such transferee that are within 90 days converted by the Issuer or such Restricted Subsidiary to cash (to the extent of the cash actually so received), and

(c) the Fair Market Value of any assets (other than securities) received by the Issuer or any Restricted Subsidiary to be used by it in the Permitted Business.

If at any time any non-cash consideration received by the Issuer or any Restricted Subsidiary of the Issuer, as the case may be, in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Available Proceeds thereof shall be applied in accordance with this covenant.

If the Issuer or any Restricted Subsidiary engages in an Asset Sale, the Issuer or such Restricted Subsidiary shall, no later than 365 days following the consummation thereof, apply amount(s) equal to all or any of the Net Available Proceeds therefrom to:

(1) repay Senior Debt or Guarantor Senior Debt, and in the case of any such Senior Debt or Guarantor Senior Debt under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility;

(2) repay any Indebtedness which was secured by the assets sold in such Asset Sale; and/or

(3) (A) invest all or any part of the Net Available Proceeds thereof in the purchase of assets (other than securities) to be used by the Issuer or any Restricted Subsidiary in the Permitted Business, (B) acquire Qualified Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B). The amount of Net Available Proceeds not applied or invested as provided in this paragraph will constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds equals or exceeds $10.0 million, the Issuer and the Co-Issuer will be required to make an offer to purchase from all Holders and, if applicable, redeem (or make an offer to do so) any Pari Passu Indebtedness of the Issuer or the Co-Issuer the provisions of which require the Issuer or the Co-Issuer to redeem such Indebtedness with the proceeds from any Asset Sales (or offer to do so), in an aggregate principal amount of Notes and such Pari Passu Indebtedness equal to the amount of such Excess Proceeds as follows:

(1) the Issuer and the Co-Issuer will (a) make an offer to purchase (a “Net Proceeds Offer”) to all Holders in accordance with the procedures set forth in the Indenture, and (b) redeem (or make an offer to do so) any such other Pari Passu Indebtedness, pro rata in proportion to the respective principal amounts of the Notes and such other Indebtedness required to be redeemed, the maximum principal amount of Notes and Pari Passu Indebtedness that may be redeemed out of the amount (the “Payment Amount”) of such Excess Proceeds;

(2) the offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest thereon, if any, to the date such Net Proceeds Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Indenture and the redemption price for such Pari Passu Indebtedness (the “Pari Passu Indebtedness Price”) shall be as set forth in the related documentation governing such Indebtedness;

(3) if the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the pro rata portion of the Payment Amount allocable to the Notes, Notes to be purchased will be selected on a pro rata basis; and

(4) upon completion of such Net Proceeds Offer in accordance with the foregoing provisions, the amount of Excess Proceeds with respect to which such Net Proceeds Offer was made shall be deemed to be zero.

To the extent that the sum of the aggregate Offered Price of Notes tendered pursuant to a Net Proceeds Offer and the aggregate Pari Passu Indebtedness Price paid to the holders of such Pari Passu Indebtedness is less than the Payment Amount relating thereto (such shortfall constituting a “Net Proceeds Deficiency”), the Issuer may use the Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the provisions of the Indenture.

In the event of the transfer of substantially all (but not all) of the assets of the Issuer and the Restricted Subsidiaries as an entirety to a Person in a transaction covered by and effected in accordance with the covenant described under “—Limitations on Mergers, Consolidations, Etc.,” the successor corporation shall be deemed to have sold for cash at Fair Market Value the assets of the Issuer and the Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale (with such Fair Market Value being deemed to be Net Available Proceeds for such purpose).

The Issuer and the Co-Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Limitations on Asset Sales” provisions of the Indenture, the Issuer and the Co-Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the “Limitations on Asset Sales” provisions of the Indenture by virtue of this compliance.

Limitations on Designation of Unrestricted Subsidiaries

The Issuer may designate any Subsidiary of the Issuer (other than the Co-Issuer) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2) the Issuer would be permitted to make, at the time of such Designation, (a) a Permitted Investment or (b) an Investment pursuant to “—Limitations on Restricted Payments” above, in either case, in an amount (the “Designation Amount”) equal to the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary on such date.

No Subsidiary shall be Designated as an “Unrestricted Subsidiary” unless such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding are no less favorable to the Issuer or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates;

(3) is a Person with respect to which neither the Issuer nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve the Person’s financial condition or to cause the Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any Restricted Subsidiary, except for any guarantee given solely to support the pledge by the Issuer or any Restricted Subsidiary of the Equity Interests of such Unrestricted Subsidiary, which guarantee is not recourse to the Issuer or any Restricted Subsidiary, and except to the extent the amount thereof constitutes a Restricted Payment permitted pursuant to the covenant described under “—Limitations on Restricted Payments.”

If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of the date and, if the Indebtedness is not permitted to be incurred under the covenant described under “—Limitations on Additional Indebtedness” or the Lien is not permitted under the covenant described under “—Limitations on Liens,” the Issuer shall be in default of the applicable covenant. The Issuer may not designate the Co-Issuer as an Unrestricted Subsidiary.

The Issuer may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:

(1) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2) all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the Indenture.

All Designations and Redesignations must be evidenced by resolutions of the Board of Directors of the Issuer, delivered to the Trustee certifying compliance with the foregoing provisions.

Limitations on Sale and Leaseback Transactions

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction; provided that the Issuer or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) the Issuer or such Restricted Subsidiary could have (a) incurred the Indebtedness attributable to such Sale and Leaseback Transaction pursuant to the covenant described under “—Limitations on Additional Indebtedness” and (b) incurred a Lien to secure such Indebtedness without equally and ratably securing the Notes pursuant to the covenant described under “—Limitations on Liens”;

(2) the gross cash proceeds of such Sale and Leaseback Transaction are at least equal to the Fair Market Value of the asset that is the subject of such Sale and Leaseback Transaction; and

(3) the transfer of assets in such Sale and Leaseback Transaction is permitted by the covenant described under “—Limitations on Asset Sales.”

Limitations on the Issuance or Sale of Equity Interests of Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, sell or issue any shares of Equity Interests of any Restricted Subsidiary except (1) to the Issuer, a Restricted Subsidiary or the minority stockholders of any Restricted Subsidiary, on a pro rata basis or (2) to the extent such shares represent directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Wholly-Owned Restricted Subsidiary. The sale of all the Equity Interests of any Restricted Subsidiary is permitted by this covenant but is subject to the covenant described under “—Limitations on Asset Sales.”

Limitations on Mergers, Consolidations, etc.

The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into (other than a merger with a Wholly-Owned Restricted Subsidiary solely for the purpose of changing the Issuer’s jurisdiction of incorporation to another State of the United States), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer and the Restricted Subsidiaries (taken as a whole) or (b) adopt a Plan of Liquidation unless, in either case:

(1) either:

(a) the Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Successor”) is a corporation, limited liability company or limited partnership organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement;

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, no Default shall have occurred and be continuing; and

(3) immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, the Issuer or the Successor, as the case may be, (a) could incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception or (b) shall have a Consolidated Interest Coverage Ratio greater than the Consolidated Interest Coverage Ratio of the Issuer immediately prior to such transaction and assumption.

For purposes of this covenant, any Indebtedness of the Successor which was not Indebtedness of the Issuer immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

The Co-Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into, or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Co-Issuer or (b) adopt a Plan of Liquidation unless, in either case:

(1) either:

(a) the Co-Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made is a corporation organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of the Co-Issuer under the Notes, the Indenture and the Registration Rights Agreement; and

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above, no Default shall have occurred and be continuing.

Except as provided in the fourth paragraph under the caption “—Note Guarantees,” no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Issuer, the Co-Issuer or another Guarantor, unless:

(1) either:

(a) such Guarantor will be the surviving or continuing Person; or

(b) the Person formed by or surviving any such consolidation or merger assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of such Guarantor under the Note Guarantee of such Guarantor, the Indenture and the Registration Rights Agreement; and

(2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Issuer, will be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

Upon any consolidation, combination or merger of the Issuer, the Co-Issuer or a Guarantor, or any transfer of all or substantially all of the assets of the Issuer in accordance with the foregoing, in which the Issuer, the Co-Issuer or such Guarantor is not the continuing obligor under the Notes or its Note Guarantee, the surviving entity formed by such consolidation or into which the Issuer, the Co-Issuer or such Guarantor is merged or to which the conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer, the Co-Issuer or such Guarantor under the Indenture, the Notes and the Note Guarantees with the same effect as if such surviving entity had been named therein as the Issuer, the Co-Issuer or such

Guarantor and, except in the case of a lease, the Issuer, the Co-Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes or in respect of its Note Guarantee, as the case may be, and all of the Issuer’s, the Co-Issuer’s or such Guarantor’s other obligations and covenants under the Notes, the Indenture and its Note Guarantee, if applicable.

Notwithstanding the foregoing, any Restricted Subsidiary may merge into the Issuer or another Restricted Subsidiary.

Additional Note Guarantees

If, after the Issue Date, (a) the Issuer or any Restricted Subsidiary shall acquire or create another Subsidiary (other than in any case a Subsidiary that has been designated an Unrestricted Subsidiary) that guarantees any Indebtedness under any Credit Facility, (b) any Unrestricted Subsidiary is redesignated a Restricted Subsidiary and such Restricted Subsidiary guarantees any Indebtedness under any Credit Facility or (c) the Issuer otherwise elects to have any Restricted Subsidiary become a Guarantor, then, in each such case, the Issuer shall cause such Restricted Subsidiary to:

(1) execute and deliver to the Trustee (a) a supplemental indenture in form and substance satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer’s obligations under the Notes and the Indenture and (b) a notation of guarantee in respect of its Note Guarantee; and

(2) deliver to the Trustee one or more opinions of counsel that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.

Conduct of Business

The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Permitted Business.

Limitation on Activities of the Co-Issuer

The Co-Issuer may not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than (1) the issuance of its Equity Interests to the Issuer or any Wholly-Owned Restricted Subsidiary of the Issuer, (2) the incurrence of Indebtedness as a co-obligor or guarantor, as the case may be, of the Notes, the Credit Facilities and any other Indebtedness that is permitted to be incurred by the Issuer under the covenant described under “—Limitations on Additional Indebtedness”; provided that the net proceeds of such Indebtedness are not retained by the Co-Issuer, and (3) activities incidental thereto. Neither the Issuer nor any Restricted Subsidiary shall engage in any transactions with the Co-Issuer in violation of the immediately preceding sentence.

Reports

Whether or not required by the SEC, so long as any Notes are outstanding, the Issuer will furnish to the Holders of Notes or file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (or any successor system), within the time periods that would be applicable to the Issuer if it were subject to Section 13(a) or 15(d) of the Exchange Act:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Issuer were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s certified independent accountants; provided that the Issuer shall not be required to furnish to the Holders or file with the SEC a Form 10-Q for the fiscal quarter ending on September 30, 2003 until the 45th day after the Issue Date; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file these reports.

In addition, whether or not required by the SEC, the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept the filing) and make the information available to securities analysts and prospective investors upon request; provided that until the Exchange Offer shall be consummated or any Shelf Registration Statement shall be effective, if the Issuer shall post all of such information and reports on its website on or before the dates such information and reports would have been required to be filed with the SEC if the Issuer had been required to file such information and reports with the SEC, such information and reports shall not be required to be filed with the SEC. The Issuer and the Guarantors have agreed that, for so long as any Notes remain outstanding, the Issuer will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT

Each of the following is an “Event of Default”:

(1) failure by the Issuer and the Co-Issuer to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days (whether or not such payment is prohibited by the subordination provisions of the Indenture);

(2) failure by the Issuer and the Co-Issuer to pay the principal on any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise (whether or not such payment is prohibited by the subordination provisions of the Indenture);

(3) failure by the Issuer to comply with any of its agreements or covenants described above under “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.,” or in respect of its obligations to make a Change of Control Offer as described above under “—Change of Control” (whether or not such performance is prohibited by the subordination provisions of the Indenture);

(4) failure by the Issuer to comply with any of its agreements or covenants described above under “—Certain Covenants—Limitations on Additional Indebtedness” or “—Certain Covenants—Limitations on Restricted Payments” and continuance of this failure for 30 days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(5) failure by the Issuer to comply with any other agreement or covenant in the Indenture and continuance of this failure for 60 days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(6) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Issuer or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a) is caused by a failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) principal on such Indebtedness,

(b) results in the acceleration of such Indebtedness prior to its express final maturity or

(c) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a), (b) or (c) has occurred and is continuing, aggregates $10.0 million or more;

(7) one or more judgments or orders that exceed $10.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Issuer or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

(8) the Issuer, the Co-Issuer, any Significant Subsidiary or the General Partner pursuant to or within the meaning of any Bankruptcy Law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors;

(9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against the Issuer, the Co-Issuer, any Significant Subsidiary or the General Partner as debtor in an involuntary case,

(b) appoints a Custodian of the Issuer, the Co-Issuer, any Significant Subsidiary or the General Partner or a Custodian for all or substantially all of the assets of the Issuer, any Significant Subsidiary or the General Partner, or

(c) orders the liquidation of the Issuer, the Co-Issuer, any Significant Subsidiary or the General Partner,

and the order or decree remains unstayed and in effect for 60 days; or

(10) any Note Guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or is declared in a judicial proceeding null and void and unenforceable or found in a judicial proceeding to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the Indenture and the Note Guarantee).

If an Event of Default (other than an Event of Default specified in clause (8) or (9) above with respect to the Issuer, the Co-Issuer or the General Partner) shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Issuer and the Trustee, may declare (an “acceleration declaration”) all amounts owing under the Notes to be due and payable immediately. The aggregate principal of and accrued and unpaid interest on the outstanding Notes shall become due and payable (a) if there is no Indebtedness outstanding under any Credit Facility at such time, immediately and (b) if otherwise, upon the earlier of (x) the final maturity (after giving effect to any applicable grace period or extensions thereof) or an acceleration of any Indebtedness under any Credit Facility prior to the express final stated maturity thereof and (y) five business days after the Representative under each Credit Facility receives the acceleration declaration, but, in the case of this clause (b) only, if such Event of Default is then continuing; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of such outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (8) or (9) with respect to the Issuer, the Co-Issuer or the General Partner occurs, all outstanding Notes shall become due and payable without any further action or notice.

The Trustee shall, within 30 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.,” the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders.

No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:

(1) has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding;

(2) has been offered indemnity satisfactory to it in its reasonable judgment; and

(3) has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of the first paragraph of this “—Events of Default” section).

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon any Officer of the Issuer becoming aware of any Default, a statement specifying such Default and what action the Issuer is taking or proposes to take with respect thereto.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Co-Issuer and the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Legal Defeasance means that the Issuer, the Co-Issuer and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Notes and the Note Guarantees, and the Indenture shall cease to be of further effect as to all outstanding Notes and Note Guarantees, except as to

(1) rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due from the trust funds referred to below,

(2) the obligations of the Issuer and the Co-Issuer with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trust, duties, and immunities of the Trustee, and the Issuer’s obligation in connection therewith, and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Co-Issuer and the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. Covenant Defeasance will not be effective until such bankruptcy, receivership, rehabilitation and insolvency events no longer apply. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer, to pay the principal of and interest on the Notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest on the Notes, and the Holders must have a valid, perfected, exclusive security interest in such trust,

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States confirming that:

(a) the Issuer has received from, or there has been published by the Internal Revenue Service, a ruling, or

(b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

(4) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing),

(5) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under (other than a Default resulting solely from the borrowing of funds to be applied to such deposit and the grant of any Lien on such deposit in favor of the Trustee and/or the Holders), any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound,

(6) the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by it with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(7) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the Officers’ Certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (1) (with respect to the validity and perfection of the security interest), (2) and/or (3) and (5) of this paragraph have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then our obligations and the obligations of Guarantors under the Indenture will be revived and no such defeasance will be deemed to have occurred.

SATISFACTION AND DISCHARGE

The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) as to all outstanding Notes when either

(1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2) (a) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to the provisions described under “—Optional Redemption,”

and the Issuer has irrevocably deposited or caused to be deposited with the Trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

(b) the Issuer and the Co-Issuer have paid all sums payable by it under the Indenture,

(c) the Issuer and the Co-Issuer have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be, and

(d) the Holders have a valid, perfected, exclusive security interest in this trust.

In addition, the Issuer must deliver an Officers’ Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

Subject to certain exceptions, the Indenture or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture may be waived (other than any continuing Default in the payment of the principal or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount of the Notes then outstanding; provided that:

(a) no such amendment or waiver may, without the consent of the Holders of two-thirds in aggregate principal amount of Notes then outstanding, amend the obligation of the Issuer and the Co-Issuer under the heading “—Change of Control” or the related definitions in a manner that adversely affects the rights of any Holder; and

(b) without the consent of each Holder affected, no amendment or waiver may:

(1) change the maturity of any Note;

(2) reduce the amount, extend the due date or otherwise affect the terms of any scheduled payment of interest on or principal of the Notes;

(3) reduce any premium payable upon optional redemption of the Notes, change the date on which any Notes are subject to redemption or otherwise alter the provisions with respect to the redemption of the Notes (other than provisions relating to the repurchase of Notes described above under “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales,” except that if a Change of Control has occurred, no amendment or other modification of the obligation of the Issuer to make a Change of Control Offer relating to such Change of Control shall be made without the consent of each Holder of the Notes affected);

(4) make any Note payable in money or currency other than that stated in the Notes;

(5) modify or change any provision of the Indenture or the related definitions affecting the subordination of the Notes or any Note Guarantee in a manner that adversely affects the Holders;

(6) reduce the percentage of Holders necessary to consent to an amendment or waiver to the Indenture or the Notes;

(7) impair the rights of Holders to receive payments of principal of or interest on the Notes;

(8) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except as permitted by the Indenture; or

(9) make any change in these amendment and waiver provisions.

Notwithstanding the foregoing, the Issuer, the Co-Issuer and the Trustee may amend the Indenture, the Note Guarantees or the Notes without the consent of any Holder, to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the obligations of the Issuer and the Co-Issuer to the Holders in the case of a merger, consolidation or sale of all or substantially all of the assets in accordance with “—Certain Covenants—Limitations on Mergers, Consolidations, etc.”, to release any Guarantor from any of its obligations under its Note Guarantee or the Indenture (to the extent permitted by the Indenture), to make any change that does not materially adversely affect the rights of any Holder or, in the case of the Indenture, to maintain the qualification of the Indenture under the Trust Indenture Act.

No amendment of, or supplement or waiver to, the Indenture shall adversely affect the rights of any holder of Senior Debt or Guarantor Senior Debt under the subordination provisions of the Indenture, without the consent of such holder.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS AND MEMBERS

No director, officer, employee, incorporator, stockholder, member or manager of the Issuer, the Co-Issuer, any Guarantor or the General Partner will have any liability for any obligations of the Issuer or the Co-Issuer under the Notes or the Indenture or of any Guarantor under its Note Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

CONCERNING THE TRUSTEE

U.S. Bank National Association is the Trustee under the Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the Notes. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

GOVERNING LAW

The Indenture, the Notes and the Note Guarantees is governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

“Acquired Indebtedness” means (1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary and (2) with respect to the Issuer or any Restricted Subsidiary, any Indebtedness of a

Person (other than the Issuer or a Restricted Subsidiary) existing at the time such Person is merged with or into the Issuer or a Restricted Subsidiary, or Indebtedness expressly assumed by the Issuer or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person.

“Additional Interest” has the meaning set forth in the Registration Rights Agreement.

“Affiliate” of any Person means any other Person which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person. For purposes of the covenant described under “—Certain Covenants—Limitations on Transactions with Affiliates,” Affiliates shall be deemed to include, with respect to any Person, any other Person (1) which beneficially owns or holds, directly or indirectly, 10% or more of any class of the Voting Stock of the referent Person, (2) of which 10% or more of the Voting Stock is beneficially owned or held, directly or indirectly, by the referenced Person or (3) with respect to an individual, any immediate family member of such Person. For purposes of this definition and the definition of “Control Investment Affiliate,” “control” of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Asset Acquisition” means

(1) an Investment by the Issuer or any Restricted Subsidiary of the Issuer in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Issuer, or shall be merged with or into the Issuer or any Restricted Subsidiary of the Issuer, or

(2) the acquisition by the Issuer or any Restricted Subsidiary of the Issuer of all or substantially all of the assets of any other Person or any division or line of business of any other Person.

“Asset Sale” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition by the Issuer or any Restricted Subsidiary to any Person other than the Issuer or any Restricted Subsidiary (including by means of a Sale and Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a “transfer”), in one transaction or a series of related transactions, of any assets of the Issuer or any of its Restricted Subsidiaries other than in the ordinary course of business. For purposes of this definition, the term “Asset Sale” shall not include:

(1) transfers of cash or Cash Equivalents;

(2) transfers of assets (including Equity Interests) that are governed by, and made in accordance with, the covenant described under “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.”;

(3) Permitted Investments and Restricted Payments permitted under the covenant described under “—Certain Covenants—Limitations on Restricted Payments”;

(4) the creation or realization of any Permitted Lien;

(5) transfers of damaged, worn-out or obsolete equipment or assets that, in the Issuer’s reasonable judgment, are no longer used or useful in the business of the Issuer or its Restricted Subsidiaries; and

(6) any transfer or series of related transfers that, but for this clause, would be Asset Sales, if after giving effect to such transfers, the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed $2.0 million.

“Attributable Indebtedness”, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to the Issuer’s then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction.

“Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal, foreign or state law for the relief of debtors.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

“Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means:

(1) obligations with a maturity of 360 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

(2) demand and time deposits and certificates of deposit or acceptances with a maturity of 360 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million and is assigned at least a “B” rating by Thomson Financial BankWatch;

(3) commercial paper maturing no more than 180 days from the date of creation thereof issued by a corporation that is not the Issuer or an Affiliate of the Issuer, and is organized under the laws of any State of the United States of America or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody’s;

(4) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clause (1) above entered into with any commercial bank meeting the specifications of clause (2) above; and

(5) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (1) through (4) above.

“Change of Control” means the occurrence of any of the following events:

(1) prior to a Public Equity Offering after the Issue Date, the Permitted Holders cease to own, or to have the power to vote or direct the voting of, directly or indirectly, Voting Stock representing more than 50% of the voting power of the total outstanding Voting Stock of the Issuer;

(2) following a Public Equity Offering after the Issue Date, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, except that in no event shall the parties to the LP Agreement be deemed a “group” solely by virtue of being parties to the LP Agreement), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause that person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock representing 50% or more of the voting power of the total outstanding Voting Stock of the Issuer;

(3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or nomination for election was approved by one or more Permitted Holders prior to a Public

Equity Offering or whose election to such Board of Directors or whose nomination for election was approved by a majority of the voting power of the members of the Board of Directors of the Issuer, which members comprising such majority are then still in office and were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer;

(4) (a) all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, are sold or otherwise transferred to any Person other than a Wholly-Owned Restricted Subsidiary or one or more Permitted Holders or (b) Parent or the Issuer consolidates or merges with or into another Person or any Person consolidates or merges with or into Parent or the Issuer, in either case under this clause (4), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons owning, directly or indirectly, Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Issuer immediately prior to such consummation do not own, directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the Issuer or the surviving or transferee Person; or

(5) the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by its equityholders.

“Consolidated Amortization Expense” for any period means the amortization expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, including, without limitation, the amortization of capitalized store displays.

“Consolidated Cash Flow” for any period means, without duplication, the sum of the amounts for such period of

(1) Consolidated Net Income, plus

(2) in each case only to the extent (and in the same proportion) deducted in determining Consolidated Net Income and with respect to the portion of Consolidated Net Income attributable to any Restricted Subsidiary only if a corresponding amount would be permitted at the date of determination to be distributed to the Issuer by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders,

(a) Consolidated Income Tax Expense and, without duplication, Permitted Tax Distributions,

(b) Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense),

(c) Consolidated Depreciation Expense,

(d) Consolidated Interest Expense,

(e) all other non-cash items reducing Consolidated Net Income (including without limitation non-cash write-offs of goodwill, intangibles and long-lived assets, but excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period, and

(f) costs and expenses incurred in connection with the Transactions and the Exchange Offer pursuant to the Registration Rights Agreement (including without limitation amortization of debt issuance costs, debt discount or premium and other financing fees and expenses directly relating), in each case determined on a consolidated basis in accordance with GAAP, minus

(3) the aggregate amount of all non-cash items, determined on a consolidated basis, to the extent such items increased Consolidated Net Income (other than the accrual of revenue, recording of receivables or the reversal of reserves in the ordinary course of business) for such period.

“Consolidated Depreciation Expense” for any period means the depreciation expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” for any period means the provision for taxes of the Issuer and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Coverage Ratio” means the ratio of Consolidated Cash Flow during the most recent four consecutive full fiscal quarters for which financial statements are available (the “Four-Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the “Transaction Date”) to Consolidated Interest Expense for the Four-Quarter Period. For purposes of this definition, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence of any Indebtedness or the issuance of any Preferred Stock of the Issuer or any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment of other Indebtedness or redemption of other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period; and

(2) any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Issuer or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Indebtedness and also including any Consolidated Cash Flow (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) associated with any such Asset Acquisition) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period.

If the Issuer or any Restricted Subsidiary directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Issuer or such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

For purposes of calculating the Consolidated Interest Coverage Ratio prior to the expiration of the first Four-Quarter Period subsequent to the Issue Date, such calculation shall be on the same pro forma basis as the pro forma financial statements that are presented in this offering memorandum.

In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Interest Coverage Ratio:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on this Indebtedness in effect on the Transaction Date;

(2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

(3) notwithstanding clause (1) or (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.

“Consolidated Interest Expense” for any period means the sum, without duplication, of the total interest expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and including without duplication,

(1) imputed interest on Capitalized Lease Obligations and Attributable Indebtedness,

(2) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings,

(3) amortization of debt issuance costs, debt discount or premium and other financing fees and expenses,

(4) the interest portion of any deferred payment obligations,

(5) all other non-cash interest expense,

(6) capitalized interest,

(7) the product of (a) all dividend payments on any series of Disqualified Equity Interests of the Issuer or any Preferred Stock of any Restricted Subsidiary (other than any such Disqualified Equity Interests or any Preferred Stock held by the Issuer or a Wholly-Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests), multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Issuer and the Restricted Subsidiaries, expressed as a decimal,

(8) all interest payable with respect to discontinued operations, and

(9) all interest on any Indebtedness of any other Person guaranteed by the Issuer or any Restricted Subsidiary;

provided that to the extent directly related to the Transactions or the Exchange Offer pursuant to the Registration Rights Agreement, amortization of debt issuance costs, debt discount or premium and other financing fees and expenses shall be excluded. Consolidated Interest Expense shall be calculated after giving effect to Hedging Obligations (including associated costs) described in clause (1) of the definition of “Hedging Obligations,” but excluding unrealized gains and losses with respect to Hedging Obligations.

“Consolidated Net Income” for any period means the net income (or loss) of the Issuer and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(1) the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than the Issuer and the Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by the Issuer or any of its Restricted Subsidiaries during such period;

(2) except to the extent includible in the consolidated net income of the Issuer pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Issuer or any Restricted Subsidiary;

(3) the net income of any Restricted Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period, except that the Issuer’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;

(4) for the purposes of calculating the Restricted Payments Basket only, in the case of a successor to the Issuer by consolidation, merger or transfer of its assets, any income (or loss) of the successor prior to such merger, consolidation or transfer of assets;

(5) other than for purposes of calculating the Restricted Payments Basket, any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by the Issuer or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Issuer or any Restricted Subsidiary or (b) any Asset Sale (without regard to the $2.0 million limitation set forth in clause (6) of the definition thereof) by the Issuer or any Restricted Subsidiary;

(6) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

(7) unrealized gains and losses with respect to Hedging Obligations; and

(8) other than for purposes of calculating the Restricted Payments Basket, any extraordinary or nonrecurring gain (or extraordinary or nonrecurring loss), together with any related provision for taxes on any such gain (or the tax effect of any such loss), realized by the Issuer or any Restricted Subsidiary during such period.

In addition:

(a) Consolidated Net Income shall be reduced (to the extent not already reduced thereby) by the amount of any payments to or on behalf of Parent permitted by clause (5) or (6) under the second paragraph under “—Certain Covenants—Limitations on Restricted Payments”; and

(b) any return of capital with respect to an Investment that increased the Restricted Payments Basket pursuant to clause (d) of the first paragraph under “—Certain Covenants—Limitations on Restricted Payments” or decreased the amount of Investments outstanding pursuant to clause (15) of the definition of “Permitted Investments” shall be excluded from Consolidated Net Income for purposes of calculating the Restricted Payments Basket.

For purposes of this definition of “Consolidated Net Income,” “nonrecurring” means any gain or loss as of any date that is not reasonably likely to recur within the two years following such date; provided that if there was a gain or loss similar to such gain or loss within the two years preceding such date, such gain or loss shall not be deemed nonrecurring.

“Control Investment Affiliate” means, as to any Person, any other Person (a) which directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and is organized by such Person (or any Person controlling such Person) primarily for making equity or debt investments in Parent, the Issuer or other portfolio companies or (b) as to which such Person has the right to exercise the rights in all of the Voting Stock held by such other Person, directly or indirectly, in the Issuer.

“Coverage Ratio Exception” has the meaning set forth in the proviso in the first paragraph of the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness.”

“Credit Agreement” means the Credit Agreement dated on or about the Issue Date by and among the Issuer, as Borrower, UBS AG, Stamford Branch, as administrative agent, collateral agent, issuing lender and swingline lender, Wachovia Bank, National Association, as syndication agent, UBS Securities LLC, as sole bookrunner and lead arranger, Wachovia Capital Markets, LLC, as co-arranger and the other lenders named therein, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the Indebtedness incurred thereunder), and in each case as amended or refinanced from time to time.

“Credit Facilities” means one or more debt facilities (which may be outstanding at the same time and including, without limitation, the Credit Agreement) providing for revolving credit loans, term loans or letters of credit and, in each case, as such agreements may be amended, amended and restated, supplemented, modified, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

“Designated Senior Debt” means (1) Senior Debt Indebtedness under or in respect of the Credit Facilities and (2) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Debt as “Designated Senior Debt.”

“Designation” has the meaning given to this term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”

“Designation Amount” has the meaning given to this term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”

“Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the Issuer to redeem such Equity Interests upon the occurrence of a change in control or asset sale occurring prior to the final maturity date of the Notes shall not constitute Disqualified Equity Interests if the change in control or asset sale provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales,” respectively, and such Equity Interests specifically provide that the Issuer will not redeem any such Equity Interests pursuant to such provisions prior to the Issuer’s purchase of the Notes as required pursuant to the provisions described under “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales,” respectively.

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by the Board of Directors of the Issuer or a duly authorized committee thereof, as evidenced by a resolution of such Board or committee.

“Foreign Subsidiary” means any Restricted Subsidiary of the Issuer which (i) is not organized under the laws of (x) the United States or any state thereof or (y) the District of Columbia and (ii) conducts substantially all of its business operations outside the United States of America.

“General Partner” means Norcraft GP, L.L.C., a Delaware limited liability company, or any successor sole general partner or managing general partner of the Issuer.

“Guarantor Senior Debt” means, with respect to any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of such Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes.

Without limiting the generality of the foregoing, “Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(1) all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Facilities, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations in respect of the Credit Facilities;

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Guarantor Senior Debt” shall not include:

(1) any Indebtedness of such Guarantor to Parent or any of its Subsidiaries;

(2) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of the Issuer or any of its Subsidiaries (including, without limitation, amounts owed for compensation);

(3) obligations to trade creditors and other amounts incurred (but not under the Credit Facilities) in connection with obtaining goods, materials or services;

(4) Indebtedness represented by Disqualified Equity Interests;

(5) any liability for taxes owed or owing by such Guarantor;

(6) that portion of any Indebtedness incurred in violation of the “Limitations on Additional Indebtedness” covenant (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an Officers’ Certificate of the Issuer to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Guarantor; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

“Guarantors” means (1) Norcraft Canada Corporation and (2) each Person that is required to, or at the election of the Issuer does, become a Guarantor by the terms of the Indenture after the Issue Date, in each case, until such Person is released from its Note Guarantee in accordance with the terms of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to (1) any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement, (2) agreements or arrangements relating to, or designed to protect such Person against, fluctuations in foreign currency exchange rates, or (3) any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

“incur” means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary shall be deemed to have been incurred by such Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount shall be deemed to be an incurrence of Indebtedness.

“Indebtedness” of any Person at any date means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services;

(5) the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person;

(6) all Capitalized Lease Obligations of such Person;

(7) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(8) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or the Issuer’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis;

(9) all Attributable Indebtedness;

(10) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(11) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date shall be deemed to have been incurred at the accreted value thereof as of such date. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured. For purposes of clause (5), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to the Indenture.

“Independent Director” means, with respect to any transaction, a director of the Issuer who is independent with respect to such transaction.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Issuer’s Board of Directors, qualified to perform the task for which it has been engaged and disinterested and independent with respect to the Issuer and its Affiliates.

“Investments” of any Person means:

(1) all direct or indirect investments by such Person in any other Person in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person (other than any such purchase that constitutes a Restricted Payment of the type described in clause (2) of the definition thereof);

(3) all other items that would be classified as investments (including purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP; and

(4) the Designation of any Subsidiary as an Unrestricted Subsidiary.

Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of Investment pursuant to clause (4) shall be the Designation Amount determined in accordance with the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.” If the Issuer or any Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Subsidiary not sold or disposed of, which amount shall be determined by the Board of Directors. The acquisition by the Issuer or any Restricted Subsidiary of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Issuer or such Restricted Subsidiary in the third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in the third Person. Notwithstanding the foregoing, purchases or redemptions of Equity Interests of the Issuer shall be deemed not to be Investments.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (other than cautionary filings in respect of operating leases).

“LP Agreement” means the limited partnership agreement relating to Parent dated on or about the Issue Date that is described in this offering memorandum under “Security Ownership of Certain Beneficial Owners and Management.”

“Management and Monitoring Agreement” means the management and monitoring agreement described in this offering memorandum under “Certain Relationships and Related Transactions.”

“Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) of such Asset Sale;

(2) provisions for taxes payable as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be paid to any Person (other than the Issuer or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon;

(4) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(5) appropriate amounts to be provided by the Issuer or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any adjustment in the sale price of such asset or assets or liabilities associated with such Asset Sale and retained by the Issuer or any Restricted Subsidiary, as the case may be, after such Asset Sale, including pensions and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.

“Non-Recourse Debt” means Indebtedness of an Unrestricted Subsidiary:

(1) as to which neither the Issuer nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Issuer or any Restricted Subsidiary to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the Equity Interests or assets of the Issuer or any Restricted Subsidiary.

“Obligation” means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means any of the following of the Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary. Any Officer of the General Partner shall be deemed to be an Officer of the Issuer.

“Officers’ Certificate” means a certificate signed by two Officers.

“Parent” means Norcraft Holdings, L.P., a Delaware limited partnership, and its successors and assigns.

“Pari Passu Indebtedness” means any Indebtedness of the Issuer or any Guarantor that ranks pari passu in right of payment with the Notes or the Note Guarantees, as applicable.

“Permitted Business” means the businesses engaged in by the Issuer and its Subsidiaries on the Issue Date as described in this offering memorandum and businesses that are reasonably related thereto or reasonable extensions thereof.

“Permitted Holders” means (a) SKM Equity Fund III, L.P. and its Control Investment Affiliates, (b) Trimaran Fund II, L.L.C. and its Control Investment Affiliates, (c) Mr. Mark Buller and his Related Parties and (d) for so long as the Issuer shall be a limited partnership, the General Partner.

“Permitted Investment” means:

(1) Investments by the Issuer, the Co-Issuer or any Guarantor in (a) any Guarantor or the Co-Issuer or (b) in any Person that is or will become immediately after such Investment a Guarantor or that will merge or consolidate into the Issuer, the Co-Issuer or a Guarantor;

(2) Investments in the Issuer by any Restricted Subsidiary;

(3) loans and advances to directors, employees and officers of the Issuer and the Restricted Subsidiaries for bona fide business purposes and to purchase Equity Interests of the Issuer not in excess of $2.0 million at any one time outstanding;

(4) Hedging Obligations incurred pursuant to clause (4) of the second paragraph under the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness”;

(5) cash and Cash Equivalents;

(6) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(8) Investments made by the Issuer or any Restricted Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with clauses (1) and (2) of the first paragraph of the covenant described under “—Certain Covenants—Limitations on Asset Sales”;

(9) lease, utility and other similar deposits in the ordinary course of business;

(10) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

(11) Investments, to the extent the payment for which is made in Qualified Equity Interests;

(12) Investments existing on the Issue Date;

(13) Investments represented by guarantees otherwise permitted to be made by the Indenture;

(14) Investments in Restricted Subsidiaries that are not Guarantors in an aggregate amount not to exceed $5.0 million at any one time outstanding (with each Investment being valued as of the date made and without regard to subsequent changes in value); and

(15) other Investments in an aggregate amount not to exceed $10.0 million at any one time outstanding (with each Investment being valued as of the date made and without regard to subsequent changes in value).

The amount of Investments outstanding at any time pursuant to clause (15) above shall be deemed to be reduced:

(a) upon the disposition or repayment of or return on any Investment made pursuant to clause (15) above, by an amount equal to the return of capital with respect to such Investment to the Issuer or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income), less the cost of the disposition of such Investment and net of taxes; and

(b) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the lesser of (x) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (y) the aggregate amount of Investments in such Subsidiary that increased (and did not previously decrease) the amount of Investments outstanding pursuant to clause (15) above.

“Permitted Junior Securities” means:

(1) Equity Interests in the Issuer or any Guarantor; or

(2) debt securities that are subordinated to (a) all Senior Debt and Guarantor Senior Debt and (b) any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the Notes and the Note Guarantees are subordinated to Senior Debt and Guarantor Senior Debt under the Indenture.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Issuer or the Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(5) judgment Liens not giving rise to a Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(6) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title which do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Issuer and the Restricted Subsidiaries taken as a whole;

(7) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any Restricted Subsidiary, including rights of offset and setoff;

(9) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more of accounts maintained by the Issuer or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(10) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Issuer or any Restricted Subsidiary;

(11) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(12) Liens securing all of the Notes and Liens securing any Note Guarantee;

(13) Liens securing Senior Debt or Guarantor Senior Debt;

(14) Liens existing on the Issue Date securing Indebtedness outstanding on the Issue Date;

(15) Liens in favor of the Issuer or a Guarantor;

(16) Liens securing Indebtedness under the Credit Facilities;

(17) Liens securing Purchase Money Indebtedness;

(18) Liens on assets of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Issuer or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof);

(19) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (13), (14), (16) and (17); provided that in each case such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);

(20) Liens to secure Attributable Indebtedness incurred pursuant to the covenant described under “—Limitations on Sale and Leaseback Transactions”; provided that any such Lien shall not extend to or cover any assets of the Issuer or any Restricted Subsidiary other than the assets which are the subject of the Sale and Leaseback Transaction in which the Attributable Indebtedness is incurred;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(22) Liens securing Indebtedness granted by a Restricted Subsidiary that is not a Guarantor; and

(23) Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary with respect to obligations (other than Indebtedness) that do not in the aggregate exceed $5.0 million at any one time outstanding.

“Permitted Tax Distributions” means

(1) in the event that the Issuer is treated as a corporation for federal income tax purposes, payments, dividends or distributions to Parent in order to pay consolidated or combined federal, state or local taxes to the extent that such taxes are attributable to the income of the Issuer and its Subsidiaries; or

(2) in the event that the Issuer is not treated as a corporation for federal income tax purposes, payments, dividends or distributions to the then current or former equity holders of the Issuer in an amount equal to, with respect to any taxable year of the Issuer, the product of (x) the highest combined federal, state (or provincial) and local statutory tax rate (after taking into account the deductibility of state (or provincial) and local income tax for federal income tax purposes) applicable to any direct (or, where the direct equity holder is a pass-through entity, indirect) equity holder of the Issuer multiplied by (y) the taxable income of the Issuer and its Subsidiaries determined on the basis that the Issuer is a partnership for federal income tax purposes for such year; provided, however, that the combined tax rate in clause (x) of this paragraph shall not exceed the highest combined tax rate that shall be applicable to a direct (or, where the direct equity holder is a pass-through entity, indirect) equity holder of the Issuer residing only in the United States for tax purposes;

minus, in the case of clauses (1) and (2) of this definition, any federal, state and local income taxes paid or payable by the Issuer and its Subsidiaries directly to taxing authorities on behalf of their direct or indirect equity holders in respect of the income tax liability of such equity holders, if any.

“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such

Person otherwise than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Issue Date.

“Public Equity Offering” means an underwritten public offering of Qualified Equity Interests of Parent generating gross proceeds of at least $50.0 million in the aggregate since the Issue Date, pursuant to an effective registration statement filed under the Securities Act.

“Purchase Money Indebtedness” means Indebtedness, including Capitalized Lease Obligations, of the Issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost, (2) such Indebtedness shall not be secured by any asset other than the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property to which such asset is attached and (3) such Indebtedness shall be incurred within 180 days after such acquisition of such asset by the Issuer or such Restricted Subsidiary or such installation, construction or improvement.

“Qualified Equity Interests” means Equity Interests of the Issuer other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of the Issuer or financed, directly or indirectly, using funds (1) borrowed from the Issuer or any Subsidiary of the Issuer until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by the Issuer or any Subsidiary of the Issuer (including, without limitation, in respect of any employee stock ownership or benefit plan).

“Qualified Equity Offering” means the issuance and sale of Qualified Equity Interests of Parent to Persons; provided, however, that cash proceeds therefrom equal to not less than 100% of the aggregate principal amount of any Notes to be redeemed are received by the Issuer as a capital contribution immediately prior to such redemption.

“Redesignation” has the meaning given to such term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”

“Refinancing Indebtedness” means Indebtedness of the Issuer or a Restricted Subsidiary issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used substantially concurrently to redeem or refinance in whole or in part, or constituting an amendment of, any Indebtedness of the Issuer or any Restricted Subsidiary (the “Refinanced Indebtedness”) in a principal amount not in excess of the principal amount (plus premium, if any) of the Refinanced Indebtedness so repaid or amended (or, if such Refinancing Indebtedness refinances Indebtedness under a revolving credit facility or other agreement providing a commitment for subsequent borrowings, with a maximum commitment not to exceed the maximum commitment under such revolving credit facility or other agreement); provided that:

(1) the Refinancing Indebtedness is the obligation of the same Person as that of the Refinanced Indebtedness;

(2) if the Refinanced Indebtedness was subordinated to or pari passu with the Notes or the Note Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is expressly pari passu with (in the case of Refinanced Indebtedness that was pari passu with) or subordinate in right of payment to (in the case of Refinanced Indebtedness that was subordinated to) the Notes or the Note Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness;

(3) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Refinanced Indebtedness being repaid or amended or (b) after the maturity date of the Notes;

(4) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the Notes; and

(5) the Refinancing Indebtedness is secured only to the extent, if at all, and by the assets, that the Refinanced Indebtedness being repaid or amended is secured.

“Related Party” means any family member of Mr. Mark Buller or any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners or owners of which are Mr. Mark Buller and/or any members of his family.

“Representative” means any agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.

“Restricted Payment” means any of the following:

(1) the declaration or payment of any dividend or any other distribution on Equity Interests of the Issuer or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding (a) dividends or distributions payable solely in Qualified Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Issuer or to a Restricted Subsidiary and pro rata dividends or distributions payable to minority stockholders of any Restricted Subsidiary;

(2) the redemption of any Equity Interests of the Issuer, any Restricted Subsidiary, the General Partner or any equity holder of the Issuer, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding any such Equity Interests held by the Issuer or any Restricted Subsidiary;

(3) any Investment other than a Permitted Investment; or

(4) any redemption prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness.

“Restricted Payments Basket” has the meaning given to such term in the first paragraph of the covenant described under “—Certain Covenants—Limitations on Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“Sale and Leaseback Transactions” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.

“Secretary’s Certificate” means a certificate signed by the Secretary of the Issuer.

“Senior Debt” means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Issuer, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes.

Without limiting the generality of the foregoing, “Senior Debt” shall include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(1) all monetary obligations of every nature under, or with respect to, the Credit Facilities, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations in respect of the Credit Facilities;

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Senior Debt” shall not include:

(1) any Indebtedness of the Issuer to Parent or any of its Subsidiaries;

(2) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of Parent or any of its Subsidiaries (including, without limitation, amounts owed for compensation);

(3) obligations to trade creditors and other amounts incurred (but not under the Credit Facilities) in connection with obtaining goods, materials or services;

(4) Indebtedness represented by Disqualified Equity Interests;

(5) any liability for taxes owed or owing by the Issuer;

(6) that portion of any Indebtedness incurred in violation of the “Limitations on Additional Indebtedness” covenant (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an Officers’ Certificate of the Issuer to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not violate such provisions of the Indenture);

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Issuer; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Issuer.

“Significant Subsidiary” means (1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (8) or (9) under “—Events of Default” has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

“Subordinated Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary that is subordinated in right of payment to the Notes or the Note Guarantees, respectively.

“Subsidiary” means, with respect to any Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof are at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“Transactions” means (a) the acquisition by Parent of the Issuer, consummated on the Issue Date, (b) the equity investments in and contributions to Parent made contemporaneously therewith, (c) the entering into and initial borrowing under the Credit Agreement and (d) the issuance of the Notes, in each case occurring on the Issue Date.

“Unrestricted Subsidiary” means (1) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in accordance with the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries” and (2) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“Voting Stock” with respect to any Person, means securities of any class of Equity Interests of such Person (in the case of a partnership, the sole general partner or managing general partner of such Person) entitling the holders thereof (whether at all times or only so long as no senior class of stock or other relevant equity interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

“Weighted Average Life to Maturity” when applied to any Indebtedness at any date, means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Issuer or through one or more Wholly-Owned Restricted Subsidiaries.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the exchange, ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the United States Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes and the continued validity of this summary. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances (such as the application of the alternative minimum tax) or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” conversion transaction within the meaning of Section 1258 of the Code or other integrated transaction within the meaning of Section 1.1275-6 of the Treasury Regulations. In addition, this discussion is limited to persons purchasing the notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public for cash). Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

As used herein, “United States Holder” means a beneficial owner of the notes who or that is:

•	an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code,

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, was treated as a United States person prior to such date and has elected to continue to be treated as a United States person.

We have not sought and will not seek any rulings from the Internal Revenue Service, or the IRS, with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences of the partnership purchasing, owning and disposing of the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

UNITED STATES HOLDERS

Taxation of Interest

Payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of tax accounting. In certain circumstances we may be obligated to pay amounts in excess of stated

interest or principal on the notes. According to U.S. Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a United States Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional interest pursuant to the registration rights provisions or the potential payment of a premium pursuant to the optional redemption or change of control provisions as part of the yield to maturity of any notes. Our determination that these contingencies are remote is binding on a United States Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury Regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a United States Holder might be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a United States Holder. If we pay additional interest on the notes pursuant to the registration rights provisions or a premium pursuant to the optional redemption or change of control provisions, United States Holders will be required to recognize such amounts as income.

We encourage you to consult your tax adviser with respect to the contingent payments described above. If, contrary to our expectations, we repurchase or redeem the exchange notes, or if the IRS takes the position that certain of the payments described were not remote as of the issue date, the amount and timing of interest income you must include in taxable income may have to be redetermined.

Sale or Other Taxable Disposition of the Notes

Subject to the discussion above and below, a United States Holder will recognize gain or loss on the sale, exchange (other than for exchange notes pursuant to the exchange offer, as discussed below, or a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted basis in a note will be the United States Holder’s cost therefor, less any principal payments received by such holder. This gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Exchange Offer

You will not have taxable gain or loss on the exchange of original notes for exchange notes in connection with the exchange offer. Instead, your basis in the original notes will carry over to the exchange notes received, and the holding period of the exchange notes will include the holding period of the original notes surrendered.

Backup Withholding

Under the tax rules concerning information reporting and backup withholding to the IRS:

•	If you hold the exchange notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest and retirement proceeds on the exchange notes, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary or us with your U.S. Taxpayer Identification Number for use in reporting information to the IRS. If you are an individual, this is generally your social security number. You are also required to comply with other IRS requirements concerning information reporting, including a certification that you are not subject to backup withholding and that you are a U.S. person.

•	If you are subject to these requirements but do not comply, the intermediary must withhold a percentage of all amounts payable to you on the exchange notes, including principal payments. Under current law, this percentage will be 28% for amounts paid through 2010 and 31% thereafter. This is called backup withholding. Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the Taxpayer Identification Number you provided is incorrect.

•	Backup withholding is not an additional tax. You may use the withheld amounts, if any, as a credit against your federal income tax liability provided that the required procedures are followed.

•	All individuals are subject to these requirements. Some non-individual holders, including certain corporations, tax-exempt organizations and individual retirement accounts, are exempt from backup withholding.

NON-U.S. HOLDERS

Definition of Non-United States Holders

A non-United States Holder is a beneficial owner of the notes who is not a United States Holder.

Interest Payments

Interest paid to a non-United States Holder will not be subject to U.S. federal withholding tax (or, if applicable, a lower treaty rate), provided that:

•	such holder does not directly or indirectly, actually or constructively, own a 10% or greater capital or profit interest in us or 10% or more of the total combined voting power of all of our classes of stock,

•	such holder is not a controlled foreign corporation that is related to us through stock ownership,

•	such holder is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, and

•	either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address (generally on IRS Form W-8 BEN), (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its notes through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a non-United States Holder may be entitled to a reduction in, or exemption from, withholding tax on interest under a tax treaty between the United States and the non-United States Holder’s country of residence. To claim a reduction or exemption under a tax treaty, a non-United States Holder must generally complete IRS Form W-8 BEN and claim the reduction or exemption on the form. In some cases, a non-United States Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may have some or all of the necessary evidence in its files.

The certification requirements described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.

Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

Sale or Other Taxable Disposition of the Notes

A non-United States Holder will not generally be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-United States Holder may be subject to tax on such gain if the gain is effectively connected to a U.S. trade or business or, if an income tax treaty applies, attributable to a U.S. permanent establishment, as described below, or if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a U.S. federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

United States Trade or Business

If interest or gain from a disposition of the notes is effectively connected with a non-United States Holder’s conduct of a U.S. trade or business, or if an income tax treaty applies and the non-United States Holder maintains a U.S. “permanent establishment” to which the interest or gain is generally attributable, the non-United States Holder may be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the notes is taxable on a net basis, withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. A non-United States Holder will not be considered to be engaged in a U.S. trade or business solely by reason of holding notes offered hereby.

Backup Withholding and Information Reporting

Backup withholding likely will not apply to payments made by us or our paying agents, in their capacities as such, to a non-United States Holder of a note if the holder has provided the required certification that it is not a United States person as described above. However, certain information reporting may still apply with respect to interest payments even if certification is provided. Payments of the proceeds from a disposition by a non-United States Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a United States person,

•	a controlled foreign corporation for U.S. federal income tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Payment of the proceeds from a disposition by a non-United States Holder of a note made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner has provided the required certification that it is not a United States person as described above.

Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reasons to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be claimed as a refund, provided the required information is furnished timely to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. In addition, we agreed, with exceptions, that we would not for a period of 180 days from October 10, 2003, the date of the offering memorandum distributed in connection with the sale of the outstanding notes, directly or indirectly offer, sell, grant any options to purchase or otherwise dispose of any debt securities other than in connection with this exchange offer.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The initial purchasers of the outstanding notes have advised us that following completion of the exchange offer they intend to make a market in the exchange notes to be issued in the exchange offer; however, the initial purchasers are under no obligation to do so and any market activities with respect to the exchange notes may be discontinued at any time.

LEGAL MATTERS

The validity of the issuance of the exchange notes and guarantees offered hereby and the enforceability of the obligations of Norcraft Companies, L.P., Norcraft Finance Corp. and Norcraft Canada Corporation under the notes and the guarantees, will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The financial statements as of December 31, 2003 and for the period from October 21, 2003 through December 31, 2003, the successor company, and as of December 31, 2002 and for the period from January 1, 2003 through October 20, 2003 and for each of the two years in the period ended December 31, 2002, the predecessor company, included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the issuance of the exchange notes. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Certain parts of this registration statement are omitted in accordance with the rules and regulations of the SEC. For further information about us and the exchange notes, we refer you to the registration statement. You should be aware of the statements made in this prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of these documents in the prospectus, these statements should be read along with the full and complete text of the related documents.

We have agreed that, whether or not we are required to do so by the SEC, for so long as any of the exchange notes remain outstanding, we will furnish to the holders of the exchange notes (if not filed with the SEC) or we will file with the SEC, within the time periods specified in the rules and regulations of the SEC:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file these forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, with respect to the annual information only, a report thereon by our certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file these reports.

Any reports or documents we file with the SEC, including the registration statement, may be inspected and copied at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these reports or other documents may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) 732-0330. In addition, the SEC maintains a web site that contains reports and other information that is filed through the SEC’s Electronic Data Gathering Analysis and Retrieval System. The web site can be accessed at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Reports of Independent Auditors:
Report of Independent Auditors as of December 31, 2003 and for the Period from October 21, 2003 through December 31, 2003	F-2

Report of Independent Auditors as of December 31, 2002 and for the Period from January 1, 2003 through October 20, 2003 and for the Years Ended December 31, 2002 and 2001	F-3

Audited Consolidated Financial Statements:
Balance Sheets, December 31, 2003 and 2002	F-4

Statements of Income for the period from October 21, 2003 through December 31, 2003, for the period January 1, 2003 through October 20, 2003 and for the Years Ended December 31, 2002 and 2001	F-5

Statements of Changes in Members’ Equity for the period from October 21, 2003 through December 31, 2003, for the period January 1, 2003 through October 20, 2003 and for the Years Ended December 31, 2002 and 2001

F-6

Statements of Cash Flows for the period from October 21, 2003 through December 31, 2003, for the period January 1, 2003 through October 20, 2003 and for the Years Ended December 31, 2002 and 2001	F-7

Notes to Consolidated Financial Statements	F-8

Unaudited Consolidated Financial Statements:
Condensed Balance Sheets, March 31, 2004 and December 31, 2003	F-22

Condensed Statements of Income for the Three Months Ended March 31, 2004 (Successor) and March 31, 2003 (Predecessor)	F-23

Condensed Statement of Changes in Members’ Equity for the Three Months Ended March 31, 2004	F-24

Condensed Statements of Cash Flows for the Three Months Ended March 31, 2004 (Successor) and March 31, 2003 (Predecessor)	F-25

Notes to Financial Statements	F-26

Accompanying Information:
Schedule I—Condensed Balance Sheet Data of Norcraft Holdings, L.P.	F-28

REPORT OF INDEPENDENT AUDITORS

To the Board of Managers of

Norcraft GP, L.L.C.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of Norcraft Companies, L.P. (“Successor Company”) as of December 31, 2003 and the results of their operations and their cash flows for the period from October 21, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/S/    PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois

March 24, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Managers of

Norcraft GP, L.L.C.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of Norcraft Companies LLC (“Predecessor Company”) as of December 31, 2002 and the results of their operations and their cash flows for the period from January 1, 2003 through October 20, 2003 and for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

/s/    PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois

March 24, 2004

NORCRAFT COMPANIES, L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	Successor	Predecessor
	December 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash	$2,583	$59
Trade accounts receivable, net of allowances of $ 1,862 and $ 1,423	24,063	20,186
Inventories	16,948	13,498
Prepaid expenses	2,000	916

Total current assets	45,594	34,659

Property, plant and equipment, net	32,168	24,097

Other assets:
Deferred financing costs, net of accumulated amortization of $391 and $744	11,509	803
Goodwill	148,459	40,490
Customer relationships, net of accumulated amortization of $869	66,131	—
Brand names	49,000	—
Display cabinets, net of accumulated amortization of $5,409 and $2,744	3,861	3,793
Deposits	120	98

Total other assets	279,080	45,184

Total assets	$356,842	$103,940

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$5,000	$11,280
Book overdrafts payable	—	1,395
Accounts payable	6,704	4,974
Accrued expenses	23,375	15,687
Members’ distribution payable	—	3,176

Total current liabilities	35,079	36,512
Long-term debt	190,000	13,469
Members’ equity	131,763	53,959

Total liabilities and members’ equity	$356,842	$103,940

The accompanying notes are an integral part of the consolidated financial statements.

NORCRAFT COMPANIES, L.P.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars)

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period January 1, 2003 through October 20, 2003	Years Ended December 31,
			2002	2001
Net sales	$52,777	$203,899	$203,860	$136,855
Cost of sales	36,341	135,918	141,705	96,607

Gross profit	16,436	67,981	62,155	40,248
Selling, general and administrative expenses	10,168	37,721	36,031	30,026
Other (Note 13)	—	4,127	—	—

Income from operations	6,268	26,133	26,124	10,222

Other expense:
Interest expense	3,217	1,422	2,574	3,585
Amortization of deferred financing costs	391	267	301	198
Other, net	610	638	641	12

	4,218	2,327	3,516	3,795

Income from continuing operations	2,050	23,806	22,608	6,427

Loss from discontinued operations (Note 5)	—	—	—	439
Loss on disposal of discontinued operations	—	—	—	4,049

	—	—	—	4,488

Net income	$2,050	$23,806	$22,608	$1,939

The accompanying notes are an integral part of the consolidated financial statements.

NORCRAFT COMPANIES, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(in thousands of dollars)

	Class A Members	Class B Members	Total
Predecessor Basis
Members’ equity at January 1, 2001	$33,230	$826	$34,056
Management equity pool contributions	—	698	698
Redemption of members’ interests	(14)	(132)	(146)
Net income	1,890	49	1,939

Members’ equity at December 31, 2001	35,106	1,441	36,547
Management equity pool contributions	—	693	693
Member tax distributions declared	(5,657)	(232)	(5,889)
Net income	21,771	837	22,608

Members’ equity at December 31, 2002	51,220	2,739	53,959
Member tax distributions declared	(8,574)	(398)	(8,972)
Net income	22,893	913	23,806

Members’ equity at October 20, 2003	$65,539	$3,254	$68,793

Successor Basis
Issuance of members’ interest	$129,561	$—	$129,561
Management equity pool contributions	97	—	97
Cumulative translation adjustment	55	—	55
Net income	2,050	—	2,050

Members’ equity at December 31, 2003	$131,763	$—	$131,763

The accompanying notes are an integral part of the consolidated financial statements.

NORCRAFT COMPANIES, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period January 1, 2003 through October 20, 2003	Years Ended December 31,
			2002	2001
Cash flows from operating activities:
Net income from continuing operations	$2,050	$23,806	$22,608	$6,427
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	637	2,696	2,897	2,175
Amortization	1,823	2,368	2,498	4,935
Loss on sale of equipment	1	108	—	844
Loss on Yucca lease termination	—	4,127	—	—
Changes in operating assets and liabilities, exclusive of business acquisitions:
Accounts receivable	3,818	(9,390)	(2,379)	(3,241)
Inventories	1,306	(2,950)	774	(317)
Prepaid expenses	(37)	480	(605)	62
Deposits	(28)	4	(59)	1
Accounts payable and other current liabilities	538	4,485	2,027	3,079

Net cash provided by operating activities	10,108	25,734	27,761	13,965

Cash flows from investing activities:
Acquisition of Norcraft Companies LLC, net of cash acquired of $ 1,327	(316,334)	—	—	—
Purchase of StarMark Inc., net of cash acquired of $ 106	—	—	(15,655)	—
Yucca capital lease termination	—	(5,000)	—	—
Purchase of property, plant and equipment	(1,690)	(1,428)	(1,772)	(1,124)
Proceeds from sale of property and equipment	2	212	—	—
Purchase of display cabinets	(432)	(2,300)	(2,349)	(1,786)

Net cash used in investing activities	(318,454)	(8,516)	(19,776)	(2,910)

Cash flows from financing activities:
Borrowings on senior subordinated notes payable resulting from Norcraft acquisition	150,000	—	—	—
Borrowings on bank term loan resulting from Norcraft acquisition	45,000	—	—	—
Borrowings on bank revolving loan resulting from Norcraft acquisition	5,000	—	—	—
Issuance of successor company members’ equity	129,561	—	—	—
Book overdrafts payable	(1,884)	489	(71)	854
Payment of financing costs	(11,900)	—	—	(219)
Payments on bank revolving loan	(5,000)	(48,990)	(58,179)	(45,999)
Borrowings on bank revolving loan	—	49,712	60,288	39,226
Payments on term loan A	—	(4,871)	(5,061)	(5,025)
Payments on term loan B	—	(4,550)	(2,887)	(110)
Payments on capital lease	—	(7)	(9)	(9)
Proceeds from issuance of member interests	97	—	693	698
Tax distributions to members	—	(8,973)	(2,713)	(146)

Net cash provided by (used in) financing activities	310,874	(17,190)	(7,939)	(10,730)

Cumulative translation adjustment	55	—	—	—

Cash flows from discontinued operations:
Operating activities	—	—	—	(379)
Investing activities	—	—	—	62
Financing activities	—	—	—	(7)

	—	—	—	(324)

Net increase in cash	2,583	28	46	1
Cash, beginning of period	—	59	13	12

Cash, end of period	$2,583	$87	$59	$13

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$1,052	$1,349	$2,667	$3,569

Supplemental disclosure of noncash financing activities:
Distributions declared but not paid	$—	$—	$3,176	$—

The accompanying notes are an integral part of the consolidated financial statements.

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars)

1. Basis of Presentation and Change in Reporting Entity

Norcraft Companies, L.P. (the “Company” or “Successor”) is a wholly owned subsidiary of Norcraft Holdings L.P. Norcraft Holdings LLC was formed on August 21, 2003 as a Delaware corporation to acquire all the outstanding membership units of Norcraft Companies LLC (“Predecessor”). On October 10, 2003, Norcraft Holdings LLC converted to a Delaware Limited Partnership and is now Norcraft Holdings L.P. (“Holdings”). Holdings had no activity prior to its acquisition of Norcraft Companies LLC on October 21, 2003. Concurrent with the acquisition, Norcraft Companies LLC converted to a Delaware Limited Partnership and is now Norcraft Companies, L.P.

The accompanying Successor consolidated financial statements include the accounts of Norcraft Companies, L.P. and its wholly owned subsidiaries, Norcraft Canada and Norcraft Finance Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying Predecessor financial statements include the accounts of Norcraft Companies LLC.

For purposes of presentation, the accompanying statements of operations and cash flows for the period January 1, 2003 through October 20, 2003 and for the years ended December 31, 2002 and December 31, 2001 reflect the operating results and cash flows of Norcraft Companies LLC prior to its acquisition by Holdings on October 21, 2003. The accompanying statements of operations and cash flows for the period from October 21, 2003 through December 31, 2003 reflect the operating results and cash flows of the Company subsequent to the acquisition.

The Predecessor financial statements have been presented at their historical cost basis. The Successor financial statements have been prepared giving effect to the purchase transaction, including recapitalization of the Company in accordance with EITF 88-16, Basis in Leverage Buyout Transactions, as a partial purchase (see Note 4).

2. Nature of Company

The Company is a manufacturer and national distributor of kitchen and bathroom cabinetry to dealers, wholetailers, contractors, builders and home centers. Manufacturing is conducted from owned premises located in Kansas, Minnesota, North Carolina, South Dakota, Virginia and Winnipeg, Canada.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents.

Accounts Receivable and Concentrations of Credit Risk

The Company’s customers operate in the remodeling and housing industries and, accordingly, financial results are affected by market risks associated with cyclical trends and general conditions in those industries. Concentration of credit risk with respect to trade receivables is limited due to the number of customers and their geographic dispersion. The Company performs initial and periodic credit evaluations of its customers, generally does not require collateral, and maintains estimated allowances for potential credit losses.

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are carried at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives: buildings and leasehold improvements – 20 years or the life of the underlying lease, factory equipment – 7 years, vehicles – 5 years, office and data processing equipment – 3 to 5 years.

Display Cabinets

The cost of cabinetry displays are capitalized when provided to the Company’s dealers and are amortized over 36 months, which represents the period they are expected to be on display for customer viewing.

Goodwill

Prior to 2002, goodwill, representing the excess of purchase price over the fair value of net assets acquired, was being amortized on a straight-line basis over fifteen years. On January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets (SFAS No. 142).” Goodwill and intangible assets with indefinite lives are no longer amortized. SFAS No. 142 requires these assets’ carrying values be assessed annually, or when events or changes in circumstances indicate a potential impairment in relation to estimated fair market values. The Predecessor Company had no such impairment in 2003 or 2002.

The following adjusted financial information illustrates the impact of SFAS No. 142 on net income for 2001 as if SFAS No. 142 had been applied as of January 1, 2001:

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period January 1, 2003 through October 20, 2003	Years Ended December 31,
			2002	2001
Reported net income	$2,050	$23,806	$22,608	$1,939
Goodwill amortization	—	—	—	3,408

Adjusted net income	$2,050	$23,806	$22,608	$5,347

In connection with the acquisition of the Norcraft Companies LLC membership units on October 21, 2003 (see Note 4), $148.5 million of goodwill resulted from the allocation of the purchase price. There was no impairment of goodwill during the period from October 21, 2003 to December 31, 2003.

Intangible Assets

Identifiable intangible assets consist of customer relationships and brand names. The customer relationship intangible asset is considered a definite lived intangible asset in accordance with SFAS 142 and is being amortized using the straight-line method over its estimated useful life of 15 years. Brand names, consisting of Mid Continent®, UltraCraft®, StarMark® and Fieldstone® are considered indefinite lived intangible assets under SFAS 142. Indefinite lived intangible assets are not amortized, rather annual assessments, or as events or circumstances indicate that the asset might be impaired, are made separately from goodwill to evaluate realizability of carrying values.

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense related to customer relationships for the period from October 21, 2003 to December 31, 2003 of $869 is included in selling, general, and administrative expenses in the consolidated statement of income for the period. Annual amortization expense for each of the next five years is expected to be $4,467 per year.

It is the Company’s policy to value intangible assets at the lower of unamortized cost or fair value. Management reviews the valuation and amortization of intangible assets on a periodic basis, taking into consideration any events or circumstances that might result in diminished fair value. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances which might result in a diminished fair value or revised useful life.

Impairment of Long-lived Assets

The Company reviews the carrying value of the long-lived assets periodically to determine if facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. In the event that facts and circumstances indicate that an impairment may exist, the estimated future undiscounted cash flows associated with the assets would be compared to the asset’s carrying amount to determine whether a write-down is required. During the year ended December 31, 2001, the Predecessor Company incurred an impairment charge of $844 related to an under-utilized distribution facility. This charge represented the difference between the carrying value of the related assets and the estimated salvage value. The charge is included in selling, general and administrative expenses in the statement of income for the year ended December 31, 2001. In October 2001, Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144),” was issued. This pronouncement establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 was adopted January 1, 2002. The adoption of this standard did not have a material impact on the financial statements.

Deferred Financing Costs

Issuance costs are deferred and amortized to deferred financing expense using the interest method over the terms of the related debt. Amortization of such costs for the period from October 21, 2003 through December 31, 2003, the period from January 1, 2003 through October 20, 2003, and for fiscal years 2002 and 2001 totaled approximately $391, $267, $301 and $198, respectively.

Foreign Currency Translation

In accordance with Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of the Company’s Canadian operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses and gains and losses. Foreign currency translation adjustments are included in members’ equity as the local currency is the functional currency. Gains and losses from foreign currency denominated transactions are included in “other income” in the consolidated statement of operations.

Segment Information

The Company operates as a single reportable segment in the manufacturing, assembling and finishing of kitchen and bathroom cabinetry in the United States and Canada. The Company sells its products primarily to kitchen and bath cabinetry dealers as well as to wholesale retailers, or wholetailers, and who in turn sell to end

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

users in the repair and remodeling and new home construction markets. The Company also sells directly to home builders. The Company has national distribution capabilities for all of its brands through six manufacturing facilities, five service and distribution centers, two warehouses and five retail locations.

The Company’s product offering includes stock, semi-custom and custom cabinets. The Company’s business is conducted through three business divisions; Mid Continent Cabinetry, Ultracraft Cabinetry and StarMark Cabinetry as well as its subsidiary, Norcraft Canada. No single customer amounted to 10 percent or more of net sales.

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period January 1, 2003 through October 20, 2003	Years Ended December 31,
			2002	2001
Mid Continent cabinetry	$34,173	$128,864	$129,267	$107,366
UltraCraft cabinetry	8,121	33,172	31,004	29,616
StarMark cabinetry	11,071	45,797	47,181	—
Norcraft Canada	59	—	—	—
Elimination of inter-divisional and inter-company	(647)	(3,934)	(3,592)	(127)

	$52,777	$203,899	$203,860	$136,855

Revenue Recognition

Revenue is recognized upon delivery of product, which represents the point at which ownership transfers to the customer.

Shipping and Handling Costs

The Company classifies freight chargeback billings to customers as a component of net sales in the statement of income and the related cost is included as a component of cost of sales.

Advertising

The Company expenses all advertising costs as incurred. Advertising expense was $0 for the period October 21, 2003 through December 31, 2003, $304 for the period January 1, 2003 through October 21, 2003 and $270 and $143 for the years ended December 31, 2002 and 2001, respectively.

Volume-Based Incentives

These incentives typically involve rebates or refunds of a specified amount of cash consideration that are redeemable only if the customer completes a specified cumulative level of sales transactions. Under incentive programs of this nature, the Company estimates the anticipated rebate to be paid and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer. The estimated rebates are recorded as a reduction of revenue.

Marketing Programs

Under these arrangements the Company agrees to reimburse certain of its customers for a portion of the costs incurred by the customer to advertise and promote certain of the Company’s products. The Company

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity takes place. The costs of these programs are included in selling, general and administrative expenses in the statement of income.

Product Warranties

The Company provides warranties for its products ranging from three years up to the life of the product. Estimated costs to be incurred for such warranties are provided for in the period of sale.

Income Taxes

The Company is a limited partnership, whereby the Company’s income is allocated to its limited partners for inclusion in their respective tax returns. Accordingly, no liability or provision for Federal income taxes and deferred income taxes attributable to the Company’s operations are included in the accompanying financial statements. However, the Company is subject to various state and local taxes.

Norcraft Companies LLC was a limited liability company, whereby its income was allocated to its members for inclusion in their respective tax returns. Accordingly, no liability or provision for Federal income taxes and deferred income taxes attributable to its operations was included in its financial statements. It was, however, subject to various state and local taxes.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock based Compensation.” Compensation for stock awards, if any, is measured at the fair value of the award less any consideration received in exchange for the award.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Acquisition Company

On October 21, 2003, Holdings acquired all issued and outstanding membership units of Norcraft Companies LLC. The total purchase price was $335.0 million including related acquisition costs of $15.5 million. The acquisition was funded through $150.0 million in senior subordinated notes, $50.0 million from a new senior credit facility and $135.0 million in equity investor cash, in-kind contributions and rollover of management equity.

The total purchase consideration has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets based on their respective fair values at the date of acquisition as determined by an independent valuation obtained by the Company. The purchase allocation resulted in goodwill of $148.5 million. Goodwill was assigned at the enterprise level and is deductible for income tax purposes.

The consolidated financial statements have been prepared giving effect to the purchase transaction in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations,” in accordance with EITF 88-16, Basis in Leveraged Buyout Transactions, as a partial purchase. Under EITF 88-16, 2.3% of the transaction is accounted for at the continuing members’ carryover basis resulting in a decrease in net assets acquired of $5.4 million.

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the purchase allocation based upon the estimated fair values of the assets acquired and liabilities assumed:

Cash		$1,327
Accounts receivable		27,881
Inventories		18,254
Prepaid expenses and other current assets		1,962
Property, plant and equipment		31,119
Other assets		15,985
Identifiable assets subject to amortization:
Customer relationships, 15 year life	$67,000
Identifiable intangible assets not subject to amortization:
Brand names	49,000

Total identifiable intangible assets		116,000
Goodwill		148,459

Total assets acquired		360,987

Accounts payable		7,700
Accrued other expenses		23,726

Total liabilities assumed		31,426

Net assets acquired		$329,561

On March 25, 2002, the Predecessor Company acquired substantially all of the assets and assumed certain liabilities of StarMark, Inc., SMI Retail Corp., and SMI Transportation Inc. (collectively referred to as “StarMark”) for cash consideration of approximately $14,840, exclusive of acquisition costs of approximately $921. The acquisition was funded through the Heller Financial revolving loan (Note 8). StarMark is a semi-custom manufacturer and national distributor of framed cabinetry. The acquisition was accounted for as a purchase and the accompanying financial statements include the results of StarMark’s operations since the acquisition date. The following table summarizes the purchase allocation based upon estimated fair values of the assets acquired and liabilities assumed:

2002
Current assets	$11,198
Property, plant and equipment	8,644
Capitalized displays	1,989
Deferred financing costs	401

Total assets acquired	22,232
Current liabilities	(6,471)

Net assets acquired	$15,761

Concurrent with the acquisition of StarMark, the Predecessor Company implemented plans to exit certain StarMark operations, including StarMark’s Kitchen and Bath Ideas Virginia retail store. Exit costs included approximately $1,056 for closing and severance costs related to these planned activities. Net income for the period January 1, 2003 through October 20, 2003 and the year ended December 31, 2002 includes $83 and $213 of net losses generated from the Virginia retail store, respectively. These losses include $18 and $40 of depreciation expense, respectively.

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited pro forma information presents the results of operations for the three years ended December 31, 2003 and assumes that the Norcraft and StarMark acquisitions referred to above occurred on January 1, 2002 and January 1, 2001, respectively. The unaudited pro forma results below are based on historical results of operations, include adjustments for depreciation, amortization and interest expense associated with the acquisitions and do not necessarily reflect actual results that would have occurred:

	2003	2002	2001
Pro forma net sales	$256,676	$214,518	$190,472
Pro forma net income	8,490	1,945	1,306

The pro forma amounts reflected above include one-time charges for incentive compensation associated with the sale of Norcraft Companies LLC of $2.1 million, the Yucca distribution center lease termination impairment charge of $4.1 million that was terminated in contemplation of the Acquisition and $0.4 million of acquisition cost paid by the Predecessor.

5. Discontinued Operations

On June 30, 2001, the Predecessor Company’s Board of Directors approved a Plan to discontinue the operations of Robinson Wood Products. The Plan involved the disposition of the Robinson Wood Products facility in 2001. The results of the discontinued operations have been accounted for under Accounting Principles Board Opinion No. 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.”

The operating results of the discontinued operations are summarized as follows for the year ended December 31, 2001:

Net sales	$1,658
Operating expenses	(1,940)
Other expense, net	(157)

Loss from discontinued operations	(439)
Loss on disposal of discontinued operations	(4,049)

$(4,488)

6. Inventories

Inventories consist of the following at December 31, 2003 and 2002:

	Successor 2003	Predecessor 2002
Raw materials and supplies	$11,689	$9,653
Work in process	3,784	3,583
Finished goods	3,510	2,128

	18,983	15,364
Allowance for obsolescence	(2,035)	(1,866)

	$16,948	$13,498

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31, 2003 and 2002:

	Successor 2003	Predecessor 2002
Land	$2,362	$1,283
Buildings and improvements	17,327	10,813
Capital lease buildings	—	4,399
Factory equipment	9,756	11,090
Vehicles	90	155
Office and data processing equipment	2,318	4,655
Construction in progress	952	229

	32,805	32,624
Less—accumulated depreciation	(637)	(8,527)

	$32,168	$24,097

Accumulated depreciation on the capital lease at December 31, 2002 was $626.

8. Accrued Expenses

Accrued expenses consist of the following at December 31, 2003 and 2002:

	Successor 2003	Predecessor 2002
Salaries, wages and employee benefits	$14,394	$10,096
Commissions, rebates and marketing programs	3,188	3,614
Accrued interest	2,763	85
Other	3,030	1,892

	$23,375	15,687

9. Product Warranties

Liabilities for product warranties as of December 31, 2003, October 20, 2003 and December 31, 2002:

	Successor For the Period October 21, 2003 through December 31, 2003	Predecessor For the Period January 1, 2003 through October 20, 2003	Predecessor 2002
Beginning balance	$408	$386	$104
Accruals for warranties—current	384	1,687	2,309
Acquisition of StarMark	—	—	504
Settlements made during the period	(420)	(1,665)	(2,531)

Ending balance	$372	$408	$386

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Long-Term Debt

Long-term debt consists of the following at December 31, 2003 and 2002:

	Successor 2003	Predecessor 2002
Revolving loan with Heller Financial, Inc. (“Heller”) (see below)	$—	$5,052
Term A note payable to Heller (interest at the LIBOR plus 3%, due in 14 ascending quarterly installments with final payment of the outstanding balance due on June 30, 2005)	—	7,239
Term B note payable to Heller (interest at the LIBOR plus 3.50%, due in 18 ascending quarterly installments with final payment of the outstanding balance due on June 30, 2006)	—	7,948
Capital lease related to a building with an implicit interest rate of 12%, maturing at July 2020	—	4,510
Senior subordinated notes payable (interest at 9%, due in 2011 with semi-annual interest payments)	150,000	—
Term note payable to the agent bank, UBS (interest at the LIBOR plus 3.25% due in 24 ascending quarterly installments with final payment of the outstanding balance due on October 20, 2010)	45,000	—

Total debt	195,000	24,749
Less—current portion	(5,000)	(11,280)

Long-term debt	$190,000	$13,469

Future maturities of long-term debt at December 31, 2003 are as follows:

Year Ending December 31,	Amount
2004	$5,000
2005	5,000
2006	7,500
2007	7,500
2008	10,000
Thereafter	160,000

Total principal payments required	$195,000

Senior Subordinated Notes

On October 21, 2003, concurrent with the acquisition, an offering of $150 million, 9% senior subordinated notes (the “notes”) due in 2011 was completed by Norcraft Companies, L.P. and Norcraft Finance Corporation, co-issuers. Interest payments are required semiannually on May 1 and November 1, beginning on May 1, 2004. The notes are subordinated to all existing and future senior debt, including indebtedness under the new senior credit facility.

Subsequent to November 1, 2007, the Company has the option to redeem the notes, in whole or part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest. At any time prior to November 1, 2006, the Company may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 109% of the principal amount, plus accrued and unpaid interest.

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the Company experiences a change of control prior to November 1, 2007, they may redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount plus a make-whole premium as defined.

If the Company experiences a change of control subsequent to November 1, 2007, it may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

Additionally, the terms of the notes limit the Company’s ability to, among other things, incur additional indebtedness, dispose of assets, make acquisitions, make other investments, pay dividends and make various other payments. The terms also include cross-default provisions.

The Company has issued a registration rights agreement in conjunction with the bond offering, whereby the Company agreed to file a registration statement within 210 days after the close of the offering that would enable note-holders to exchange their privately placed notes for publicly registered notes with substantially identical terms.

The following represents certain stand-alone information as of December 31, 2003 and for the period from October 21, 2003 through December 31, 2003 for the issuers and for Norcraft Canada Corporation, a wholly-owned subsidiary of Norcraft Companies, L.P., which fully and unconditionally guarantees the senior subordinated notes. Prior to October 21, 2003, Norcraft Finance Corp. and Norcraft Canada Corporation did not exist, accordingly predecessor condensed consolidating financial information has not been presented.

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2003

	(1) Norcraft Companies LP	(1) Norcraft Finance Corp.	Norcraft Canada	Eliminations	Total
Current assets	$45,203	$—	$391	$—	$45,594
Property, plant and equipment	28,485	—	3,683	—	32,168
Investments in Norcraft Canada	2,875	—	—	(2,875)	—
Other assets	280,140	—	213	(1,273)	279,080

Total assets	$356,703	$—	$4,287	$(4,148)	$356,842

Current liabilities	$29,940	$—	$139	$—	$30,079
Current portion of long-term debt	5,000	—	—	—	5,000
Long-term debt	190,000	—	1,273	(1,273)	190,000
Members’ equity	131,763	—	2,875	(2,875)	131,763

Total liabilities and members’ equity	$356,703	$—	$4,287	$(4,148)	$356,842

(1)	Co-issuers

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING INCOME STATEMENT

For the Period from October 21, 2003 through December 31, 2003

	(1) Norcraft Companies LP	(1) Norcraft Finance Corp.	Norcraft Canada	Eliminations	Total
Net sales	$52,777	$—	$59	$(59)	$52,777
Cost of sales	36,199	—	201	(59)	36,341

Gross profit	16,578	—	(142)	—	16,436
Loss from investment in Canadian Subsidiary	(147)	—	—	147	—
Selling, general and administrative expenses	10,139	—	29	—	10,168

Income from operations	6,292	—	(171)	147	6,268

Other expense:
Interest expense	3,241	—	(24)	—	3,217
Amortization of deferred financing costs	391	—	—	—	391
Other, net	610	—	—	—	610
	4,242	—	(24)	—	4,218

Net income	$2,050	$—	$(147)	$147	$2,050

(1)	Co-issuers

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Period from October 21, 2003 through December 31, 2003

	(1) Norcraft Companies LP	(1) Norcraft Finance Corp.	Norcraft Canada	Eliminations	Total
Cash flows from operating activities	$10,263	$—	$(155)	$—	$10,108
Cash flows from investing activities	(318,604)	—	(1,123)	1,273	(318,454)
Cash flows from financing activities	310,874	—	1,273	(1,273)	310,874
Cumulative translation adjustment	—	—	55	—	55

Net increase in cash	2,533	—	50	—	2,583
Cash, beginning of period	—	—	—	—	—

Cash, end of period	$2,533	$—	$50	$—	$2,583

(1)	Co-issuers

Senior Credit Facility

On October 21, 2003, concurrent with the acquisition of Norcraft Companies LLC by Holdings, Norcraft Companies, L.P. entered into a new $70 million senior credit facility with a third party for up to $25 million in available revolver funds and a $45 million term loan maturing on October 21, 2008. The senior credit facility allows for up to $10 million in authorized letters of credit. The interest rates on these facilities are based on LIBOR or prime, plus a premium. The premium is based on the leverage ratio of the Company. At December 31, 2003, the revolver had an interest rate of LIBOR plus 2.75% and the term loan had a rate of LIBOR plus 3.25%. Borrowings under the senior credit facility are collateralized by substantially all of the Company’s assets. Approximately $3,450 of letters of credit were outstanding at December 31, 2003. The total available credit under the revolver at December 31, 2003 was $21,550.

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The senior credit facility contains covenants which, among other things, limit: (i) additional indebtedness; (ii) dividends; (iii) capital expenditures and (iv) acquisitions, mergers and consolidations. The facility also contains certain financial covenants, including maximum leverage ratio, minimum interest coverage ratio and minimum fixed charge coverage ratio. The Company was in compliance with these covenants at December 31, 2003.

Norcraft Companies, L.P.’s senior credit facility and the indenture governing their senior subordinated notes each contain restrictions on their ability to pay dividends and make certain other payments to Norcraft Holdings, L.P. Pursuant to each arrangement, Norcraft Companies, L.P. may subject to certain limitations, pay dividends or make such payments in connection with (i) repurchases of certain capital stock of Norcraft Holdings, L.P. (ii) the payment by Norcraft Holdings, L.P. of taxes, costs and other expenses required to maintain its legal existence and legal, accounting and other overhead costs in the ordinary course of business and (iii) permitted income tax distributions by Norcraft Holdings, L.P. to its limited partners.

Predecessor Bank Debt

The Predecessor Company amended their Credit Agreement with Heller (as lender and agent) dated June 16, 1998 (“Agreement”) on March 25, 2002. Borrowings under the revolving loan were limited to the lesser of $27,000 or the sum of 85% of eligible accounts receivable and 65% of eligible inventories, as defined. Interest on the revolving loan was 6.25% at December 31, 2002. The revolving loan would have matured on May 31, 2005. Borrowings under the Agreement, which include the term notes payable, were collateralized by substantially all of the Predecessor Company’s assets. The Agreement contained covenants which required maintenance of certain financial ratios and limited various business transactions. At December 31, 2002, the Predecessor Company was not in compliance with certain covenants for which a waiver dated March 12, 2003 was received.

The Heller term notes required the Predecessor Company to make mandatory prepayments of 50% of the excess cash flow, as defined, for each fiscal year. A cash flow prepayment was required for the year ended December 31, 2002 and is included in the current portion of debt in the amount of $4,455.

Concurrent with the acquisition of Norcraft Companies LLC, all outstanding debt was repaid on October 21, 2003.

11. Members’ Equity

At December 31, 2003, there were 135,137,133 Class A limited partnership units issued and outstanding. Class A limited partners are entitled to one vote per unit held. As provided in the Limited Partnership Agreement, income, gain, loss, deduction or credit are allocated to the members pro rata, in accordance with their respective percentage interests, except as required by the Internal Revenue Code and related regulations. The Limited Partnership Agreement also provides for the Company to make distributions to Holdings for payment of federal and state income taxes arising from the Company’s operations.

Predecessor Members’ Equity

At December 31, 2002, there were 1,435,357 Class A and 65,961 Class B member share interests issued and outstanding. Class A members were entitled to one vote per share interest held. As provided in the operating agreement, income, gain, loss, deduction or credit were allocated to the members pro rata, in accordance with their respective percentage interests, except as required by the Internal Revenue Code and related regulations.

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concurrent with the acquisition the predecessor’s members’ shares were either acquired or converted into limited partnership units.

The Operating Agreement provided for the Predecessor Company to make distributions to its members for payment of federal and state income taxes arising from the Predecessor Company’s operations equal to 42% of the Predecessor Company’s taxable income. Other distributions could have been made to members pro rata in accordance with their respective interests at the sole discretion of the Operating Board. As of December 31, 2002, the Company had recorded a members’ distribution payable in the amount of $3,176.

Management Incentive Plan

The Company adopted a Management Incentive Plan, (the “Plan”) which provides for the grants of incentive Class D membership units in its parent, Norcraft Holdings, L.P., to selected employees. Under the terms of the Plan the units begin to vest on the January 1, following the date of grant with 50% of the units vesting over a 5 year period and 50% vesting over a 5 year period subject to the Company meeting certain performance based criteria in each of those years. Upon vesting, each unit entitles the unit holder the option to purchase one unit of the parent’s Class A units. All units will be issued with an exercise price equal to the then fair value of the parent’s Class A units. In connection with the acquisition, 5,149,147 units were granted with an exercise price of $1.00 per unit. The fair value of the options issued is valued based on the Black-Scholes option-pricing model. The fair value is reflected as compensation expense as the units vest.

12. Employee Benefit Plan

The Predecessor Company was a participant in the Pfingsten Partners, L.L.C. (an affiliate of a Class A member) 401(k) plan (a multiple employer plan) (the “Plan”). Certain professionals of Pfingsten Partners, L.L.C. served as trustees of the Plan. Substantially all employees of the Predecessor Company were eligible to participate in the Plan. The Plan, established under the provisions of Section 401(k) of the Internal Revenue Code, provides, among other things, for the Predecessor Company to make discretionary contributions. Company contributions to the Plan for the period from January 1, 2003 to October 20, 2003 and for the years ended December 31, 2002 and 2001 were $520, $444 and $331, respectively. On September 15, 2003, the Predecessor Company transferred its participation in this plan to its own Norcraft 401(k) Retirement Plan (the “Norcraft Plan”).

The Norcraft Plan, established under the provisions of Section 401(k) of the Internal Revenue Code, provides, among other things, for the Company to make discretionary contributions. Company contributions to this plan for the period from October 21, 2003 to December 31, 2003 were $87.

13. Related Party Transactions

The Company has an agreement with two of its majority limited partners, Saunders Karp & Megrue, LLC and Trimaran Fund Management, LLC to provide management services to the Company. Under the terms of the agreement, the Company will pay a $1 million annual management fee plus reimbursement of any out-of-pocket expenses incurred. The agreement expires upon sale to an unaffiliated third party of substantially all of the Company’s assets or interests. Management fees charged to expense was $193 for the period October 21, 2003 through December 31, 2003. Additionally, the Company paid $3.3 million in transaction fees to its majority limited partners which have been recorded as deferred financing cost.

The Predecessor Company had an agreement with Pfingsten Partners, L.L.C., an affiliate of a Class A member, to provide management services to the Predecessor Company. The agreement expired upon the sale of the Company on October 21, 2003. Management fees charged to expense was $270 for the period January 1, 2003 through October 20, 2003 and $324 for each of the years ended December 31, 2002 and 2001.

NORCRAFT COMPANIES, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2003, the Predecessor Company distributed $6.0 million to existing equity holders who subsequently purchased the property underlying the capital lease for the Yucca distribution center for $5.7 million. Subsequent to September 30, 2003, the Predecessor Company terminated the capital lease and entered into a new short-term lease for this distribution center. Because the $5.7 million purchase price for the Yucca distribution center exceeded the estimated fair value of the property, for financial statement presentation purposes, the Predecessor Company recognized a net loss of approximately $4.1 million in August 2003, representing a lease termination expense and the effect of removing from its financial statements the asset and obligation under the capital lease.

14. Leases

The Company leases its corporate office and distribution facilities under operating leases expiring on various dates. In addition to the base rent, certain leases require the Company to pay as additional rent a portion of the real estate taxes and common area expenses of the leased premises. Total rent expense was $284 for the period October 21, 2003 through December 31, 2003, $981 for the period January 1, 2003 through October 20, 2003 and $738 and $708 for the years ended December 31, 2002 and 2001, respectively.

Future minimum lease payments under noncancelable operating leases at December 31, 2003, are as follows:

Year Ending December 31,	Amount
2004	$927
2005	573
2006	403
2007	—
2008	—

$1,903

15. Unaudited Supplemental Quarterly Data

The following unaudited quarterly consolidated financial data is presented for the period from October 21, 2003 to December 31, 2003 (successor basis), the period from October 1, 2003 to October 20, 2003 and the fourth quarter of 2002 (predecessor basis).

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period October 1, 2003 through October 20, 2003	Fourth Quarter 2002
Net sales	$52,777	$13,850	$53,763
Cost of sales	36,341	8,748	36,059

Gross profit	16,436	5,102	17,704
Selling, general and administrative expenses	10,168	5,172	9,545

Income (loss) from operations	6,268	(70)	8,159

Other expense:
Interest expense	3,217	103	577
Amortization of deferred financing costs	391	18	83
Other, net	610	72	(139)

	4,218	193	521

Net income (loss)	$2,050	$(263)	$7,638

NORCRAFT COMPANIES, L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of dollars)

	Successor
	March 31, 2004	December 31, 2004

ASSETS

Current assets:
Cash	$591	$2,583
Accounts receivable	28,011	24,063
Inventories	20,225	16,948
Prepaid expense	1,729	2,000

Total current assets	50,556	45,594

Property, plant and equipment, net	33,233	32,168

Other Assets:
Goodwill	148,459	148,459
Customer relationships, net	65,014	66,131
Brand names	49,000	49,000
Display cabinets, net	4,844	3,861
Deferred financing costs, net	10,881	11,509
Deposits	110	110

Total other assets	278,308	279,080

Total assets	$362,097	$356,842

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	8,137	6,704
Accrued liabilities	22,689	23,375

Total current liabilities	35,826	35,079
Long-term debt	188,750	190,000
Members’ equity	137,521	131,763

Total liabilities and members’ equity	$362,097	356,842

The accompanying notes are an integral part of the condensed financial statements.

NORCRAFT COMPANIES, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the Three Months Ended March 31, 2004 and 2003

(Unaudited)

(in thousands of dollars)

	Successor 2004	Predecessor 2003
Net sales	$68,593	$55,859
Cost of sales	45,794	37,573

Gross profit	22,799	18,286
Selling, general and administrative expenses	13,322	9,765

Income from operations	9,477	8,521

Other expense:
Interest expense	3,938	493
Amortization of deferred financing costs	628	83
Other, net	(4)	—

	4,562	576

Net income	$4,915	$7,945

The accompanying notes are an integral part of the condensed financial statements.

NORCRAFT COMPANIES, L.P.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the Three Months Ended March 31, 2004

(Unaudited)

(In Thousands of Dollars)

Successor Basis
Members’ equity at December 31, 2003	$131,763
Issuance of members’ interest	908
Cumulative translation adjustment	(65)
Net income	4,915

Members’ equity at March 31, 2004	$137,521

The accompanying notes are an integral part of the condensed financial statements.

NORCRAFT COMPANIES, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2004 and 2003

(Unaudited)

(in thousands of dollars)

	Successor 2004	Successor 2003
Cash flows from operating activities:
Net income	$4,915	$7,945
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,015	758
Amortization	2,362	686
Gain on sale of equipment	(3)	—
Changes in operating assets and liabilities
Accounts receivable	(3,948)	(3,008)
Inventories	(3,277)	(1,617)
Prepaid expenses	271	(402)
Other assets	11	—
Accounts payable and accrued liabilities	747	(2,669)

Net cash provided by operating activities	2,093	1,693

Cash flows from investing activities:
Proceeds from sale of property and equipment	13	175
Purchase of property, plant and equipment	(2,090)	(365)
Purchase of display cabinets	(1,601)	(809)

Net cash used in investing activities	(3,678)	(999)

Cash flows from financing activities:
Book overdrafts payable	—	(6)
Payments on Bank Revolving Loan	—	(8,587)
Borrowings on Bank Revolving Loan	—	11,851
Payments on term loan	(1,250)	(557)
Payments on capital lease	—	(2)
Proceeds from issuance of members interest	908	—
Tax distributions to members	—	(3,354)

Net cash used in financing activities	(342)	(655)

Cumulative translation adjustment	(65)	—

Net (decrease) increase in cash	(1,992)	39
Cash, beginning of period	2,583	59

Cash, end of period	$591	$98

Supplemental disclosure of non-cash transactions:
Tax distributions declared but not paid	$—	$(194)

The accompanying notes are an integral part of the condensed financial statements.

NORCRAFT COMPANIES, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In Thousands of Dollars)

1. Basis of presentation

The information contained in the unaudited interim consolidated financial statements and notes is condensed from that which would appear in the annual consolidated financial statements. Accordingly, the interim unaudited condensed consolidated financial statements included herein should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003. The unaudited interim condensed consolidated financial statements as of March 31, 2004 (successor) and for the three month periods ended March 31, 2004 (successor) and 2003 (predecessor) include all normal recurring adjustments which management considers necessary for fair presentation. The Company was purchased on October 21, 2003. The predecessor financial statements have been presented at their historical cost basis. The successor financial statements have been prepared giving effect to the purchase transaction, including capitalization of the company in accordance with EITF 88-16, Basis in Leverage Buyout Transactions, as a partial purchase. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year.

2. Inventories

Inventories consist of the following at March 31, 2004 and December 31, 2003:

	Successor
	March 31, 2004	December 31, 2003
Raw materials and supplies	$14,039	$11,689
Work in process	4,412	3,784
Finished goods	3,907	3,510

	22,358	18,983
Allowance for obsolescence	(2,133)	(2,035)

	$20,225	$16,948

3. Long-term debt

Long-term debt consists of the following at March 31, 2004 and December 31, 2003:

	Successor
	March 31, 2004	December 31, 2003
Senior subordinated notes payable (interest at 9% due in 2011 with semi-annual interest payments)	$150,000	$150,000
Term note payable to the agent bank, UBS (interest at the LIBOR plus 3.25% due in 24 ascending quarterly installments with final payment of the outstanding balance due on October 20, 2010)	43,750	45,000

Total debt	193,750	195,000
Less - current portion	(5,000)	(5,000)

Long-term debt	$188,750	$190,000

ACCOMPANYING INFORMATION

Schedule 1

CONDENSED BALANCED SHEET OF NORCRAFT HOLDINGS, L.P.

(In Thousands of Dollars)

March 31, 2004
Investment in Norcraft Companies, L.P.	$137,531

Members’ equity	$137,531

$150,000,000

NORCRAFT COMPANIES, L.P.

NORCRAFT FINANCE CORP.

9% Senior Subordinated

Notes due 2011

PROSPECTUS

Until                 , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Managers, Members, Directors and Officers

Indemnification Under the Delaware Revised Uniform Limited Partnership Act, the Norcraft Companies, L.P. Agreement of Limited Partnership, the Delaware Limited Liability Company Act and the Norcraft GP, L.L.C. Amended and Restated Limited Liability Company Agreement

Norcraft Companies, L.P. (the “Partnership”) is a limited partnership organized under the laws of the State of Delaware. Section 17-108 of Delaware Revised Uniform Limited Partnership Act provides that a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its partnership agreement.

Norcraft GP, L.L.C., the general partner of the Partnership (the “General Partner”) is a limited liability company organized under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act, provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement.

Section 10.1 of the Partnership’s Agreement of Limited Partnership, a copy of which is being filed as Exhibit 3.2 with this Registration Statement, provides that the Partnership shall, to the fullest extent permitted by law, indemnify, defend and hold harmless the General Partner, the members of the Board of Managers and each Member of the General Partner, and each of the foregoing person’s officers, directors, partners, members, shareholders, employees, and agents as to the extent set forth in the Amended and Restated Limited Liability Company Agreement of the General Partner, a copy of which is being filed as Exhibit 3.6 of this Registration Statement. Section 6.1 of the General Partner’s Amended and Restated Limited Liability Company Agreement provides that the General Partner shall cause the Partnership, to the fullest extent permitted by law, to indemnify, defend, and hold harmless the Board of Managers and each Member and each of the foregoing person’s officers, directors, partners, members, shareholders, employees, employers and agents (each an “Indemnified Person”) from any liability, loss, or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the General Partner and from liabilities or obligations of the General Partner imposed on such Indemnified Person by virtue of any such Indemnified Person’s position with the General Partner, including reasonable attorneys fees and costs and any amounts expended in the settlement of any such claims of liability, loss, or damage; provided, however, that, if the liability, loss, damage, or claim arises out of any action or inaction of an Indemnified Person, indemnification shall be available only if (a) either (i) the Indemnified Person, at the time of such action or inaction, believed, in good faith, that its, his or her course of conduct was in, or not opposed to, the best interests of the General Partner or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend its, his or her inaction to be harmful or opposed to the best interest of the General Partner, and (b) the action or inaction did not constitute fraud, gross negligence, or willful misconduct by the Indemnified Person. The General Partner shall cause the Partnership, to pay or reimburse attorneys fees of an Indemnified Person as incurred, if such Indemnified Person executes an undertaking to repay the amount so paid or reimbursed if there is a final determination by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under the amended and restated limited liability company agreement. The General Partner may cause the Partnership to pay for insurance covering liability of the Indemnified Persons for negligence in operation of the General Partner’s affairs.

Indemnification Under the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of Norcraft Finance Corp.

Norcraft Finance Corp., the Co-Issuer of the exchange notes, is a corporation incorporated under the laws of the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which relates to unlawful payment of dividends and unlawful stock purchases and redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expense (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145 of the Delaware General Corporation Law.

Norcraft Finance Corp.’s certificate of incorporation provides that its directors shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined. In addition, Norcraft Finance Corp.’s certificate of incorporation provides that it shall indemnify its directors, officers and employees to the full extent permitted by the laws of the State of Delaware, including indemnifying and upon request, advancing expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of Norcraft Finance Corp. or while a director or officer is or was serving at the request of Norcraft Finance Corp. as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require Norcraft Finance Corp. to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person.

Indemnification under the laws of the Province of Nova Scotia and the Articles of Association of Norcraft Canada Corporation

Norcraft Canada Corporation is a body corporate incorporated under the laws of the Province of Nova Scotia. Pursuant to subSection 20(2) of the Companies Act (Nova Scotia) (the “Act”), Articles of Association may adopt all or any of the regulations contained in Table A in the First Schedule of the Act (the “Regulations”). Section 2 of the Articles of Association of Norcraft Canada Corporation, provides that the Regulations shall not apply to Norcraft Canada Corporation. The Articles of Association of Norcraft Canada Corporation, one of the constating documents of Norcraft Canada Corporation (the “Articles”), provide that no director or officer of

Norcraft Canada Corporation, in his capacity as a director or officer, respectively, shall be liable for acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to Norcraft Canada Corporation or through the insufficiency or deficiency of any security in or upon which any of the moneys of Norcraft Canada Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any money, securities or effects shall be deposited, or for any loss occasioned by error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same happen through his own dishonesty.

The Articles also provide that Norcraft Canada Corporation shall indemnify every director, manager, Secretary, Treasurer, and other officer or servant of Norcraft Canada Corporation against, and it shall be the duty of the directors out of the funds of Norcraft Canada Corporation to pay, all costs, losses and expenses which any director, manager, Secretary, Treasurer or other officer or servant may incur or become liable to by reason of any contract entered into, or act or thing done by him as such officer or servant, or in any way in the discharge of his duties, including traveling expenses, and the amount for which such indemnity is proved shall immediately attach as a lien on the property of Norcraft Canada Corporation and have priority as against the members over all other claims.

Item 21.    Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.		Description

3.1	*	Certificate of Limited Partnership of Norcraft Companies, L.P.

3.2	*	Norcraft Companies, L.P. Agreement of Limited Partnership, dated as of October 21, 2003.

3.3	*	Certificate of Incorporation of Norcraft Finance Corp.

3.4	*	By-Laws of Norcraft Finance Corp.

3.5	*	Certificate of Formation of Norcraft GP, L.L.C.

3.6	*	Norcraft GP, L.L.C. Amended and Restated Limited Liability Company Agreement, dated as of October 21, 2003.

3.7	*	Norcraft Canada Corporation Certificate of Registration and Amalgamation.

3.8	*	Memorandum of Association of Norcraft Canada Corporation.

4.1	*	Indenture with respect to the 9% Senior Subordinated Notes due 2011 between Norcraft Companies, L.P., Norcraft Finance Corp., the Guarantors listed on the signature pages thereto and U.S. Bank, National Association as Trustee, dated October 21, 2003.

4.2	*	Form of 9% Senior Subordinated Notes due 2011 (included in Exhibit 4.1).

5.1		Opinion of Ropes & Gray LLP regarding the validity of the exchange notes.

10.1		Purchase Agreement among Norcraft Holdings, L.P., Norcraft Finance Corp., UBS Securities LLC and Wachovia Capital Markets, LLC, dated October 10, 2003.

10.2	*	Joinder Agreement signed by Norcraft Companies, L.P. and Norcraft Canada Corporation, dated as of October 21, 2003.

10.3	*	Registration Rights Agreement by and among Norcraft Companies, L.P., Norcraft Finance Corp., the Guarantors named therein and UBS Securities LLC and Wachovia Capital Markets, LLC, dated October 21, 2003.

10.4		Credit Agreement dated as of October 21, 2003, among Norcraft Companies, L.P., Norcraft Holdings, L.P., the other Guarantors named therein, The Lenders Named Therein and UBS Securities LLC, as Bookmanager and Lead Arranger, Wachovia Bank, National Association, as Syndication Agent, Wachovia Capital Markets, LLC as Co-Arranger, CIT Lending Services Corporation as Documentation Agent, UBS Loan Finance LLC, as Swingline Lender and UBS AG, Stamford Branch, as Issuing Bank, Administrative Agent and Collateral Agent.

10.5	*	U.S. Security Agreement by Norcraft Companies, L.P., Norcraft Holdings, L.P., Norcraft Finance Corp., the Guarantors named therein and UBS AG, Stamford Branch, as Collateral Agent, dated as of October 21, 2003.

10.6		Canadian Security Agreement by Norcraft Canada Corporation and UBS AG, Stamford Branch, as Collateral Agent, dated as of October 21, 2003.

10.7	*	Employment Letter, dated October 21, 2003, from Norcraft Holdings, L.P. to Mark Buller.

10.8	*	Employment Letter, dated October 21, 2003, from Norcraft Companies, L.P. to Leigh Ginter.

10.9	*	Employment Letter, dated October 21, 2003, from Norcraft Companies, L.P. to Francis Ploetz.

Exhibit No.	Description

10.10*	Employment Letter, dated October 21, 2003, from Norcraft Companies, L.P. to Simon Solomon.

10.11*	Employment Letter, dated October 21, 2003, from Norcraft Companies, L.P. to John Swedeen.

10.12*	Employment Letter, dated October 21, 2003, from Norcraft Companies, L.P. to David Van Horne.

10.13*	Norcraft Holdings, L.P. Management Incentive Plan.

10.14	Contribution Agreement, dated as of October 21, 2003 by and among Norcraft Holdings, L.P., Buller Norcraft Holdings, L.L.C., Mark Buller, David Buller, James Buller, Phil Buller, Herb Buller and Erna Buller.

12.1	Statements re Computation of Ratios

23.1	Consent of Ropes & Gray LLP (see Exhibit 5.1.)

23.2	Consent of PricewaterhouseCoopers LLP.

24.1*	Powers of Attorney (see signature pages of the Registration Statement.)

25.1*	Statement on Form T-1 as to the Eligibility of the Trustee.

99.1	Form of Letter of Transmittal.

99.2*	Form of Notice of Guaranteed Delivery.

*  Previously filed.

Item 22.    Undertakings

(a) Each of the undersigned registrants hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 22 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d) Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of each of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either of the registrants of expenses incurred or paid by a director, officer or controlling person of either of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) Each of the undersigned registrants hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(f) Each of the undersigned registrants hereby undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Eagan, state of Minnesota, on June 25, 2004.

NORCRAFT COMPANIES, L.P.

/s/    MARK BULLER

By:  Norcraft GP, L.L.C.

Its:  General Partner

By:  Mark Buller

Its:  Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ MARK BULLER Mark Buller	President, Chief Executive Officer and Manager of General Partner (Principal Executive Officer)	June 25, 2004

/s/ LEIGH GINTER Leigh Ginter	Chief Financial Officer (Principal Financial and Accounting Officer)	June 25, 2004

* Herbert Buller	Chairman of the Board of Managers of the General Partner	June 25, 2004

* Jay Bloom	Manager of General Partner	June 25, 2004

* David Kim	Manager of General Partner	June 25, 2004

* Michael Maselli	Manager of General Partner	June 25, 2004

* Christopher Reilly	Manager of General Partner	June 25, 2004

*/s/ LEIGH GINTER Leigh Ginter Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Eagan, state of Minnesota, on June 25, 2004.

NORCRAFT FINANCE CORP.

/s/    MARK BULLER

By:  Mark Buller

Its:  President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ MARK BULLER Mark Buller	President (Principal Executive Officer)	June 25, 2004

/s/ LEIGH GINTER Leigh Ginter	Vice President, Treasurer and Secretary (Principal Financial and Accounting Officer)	June 25, 2004

* David Kim	Director	June 25, 2004

* Christopher Reilly	Director	June 25, 2004

*/s/ LEIGH GINTER Leigh Ginter Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Eagan, state of Minnesota, on June 25, 2004.

NORCRAFT CANADA CORPORATION

/s/    MARK BULLER

By:  Mark Buller

Its:  President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ MARK BULLER Mark Buller	President and Sole Director (Principal Executive Officer)	June 25, 2004

/s/ LEIGH GINTER Leigh Ginter	Vice President, Treasurer, Assistant Secretary and authorized United States representative (Principal Financial and Accounting Officer)	June 25, 2004